STATE OF ISRAEL

This description of the State of Israel is dated as of November 27, 2012 and appears as Exhibit D to the State of Israel’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2011, as amended.

The delivery of this document at any time does not imply that the information is correct as of any time subsequent to its date. This document (other than as part of a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any securities of or guaranteed by Israel.

i

LIST OF TABLES

ii

TABLES AND SUPPLEMENTARY INFORMATION

iii

Map of Israel

* These areas are subject to agreements between Israel and the Palestinian Authority. The Palestinian Authority has gradually taken responsibility for administering certain self-rule areas, including the Gaza Strip and parts of the West Bank (Judea and Samaria).

Currency Protocol

Except as otherwise expressed herein, all amounts in this annual report (the “Report”) are expressed in New Israeli Shekels (“NIS” or “shekel”) or in U.S. dollars (“$”, “dollars” or “USD”). Any amount stated in dollars in this Report as of a stated date or for a stated period that was converted from NIS into dollars, was either converted at the representative foreign exchange rate for dollars on such date, or at the average of the representative foreign exchange rates for dollars for each day during such period, as published by the Bank of Israel. The Bank of Israel calculates the representative foreign exchange rate for dollars for any day as the average of the NIS/USD buying and selling rates prevailing in the market on such date. The representative NIS/USD exchange rates as of the following dates and for the following periods were:

Table No. 1

NIS/U.S. Dollar Exchange Rates

	2007	2008	2009	2010	2011
December 31st	3.846	3.802	3.775	3.549	3.821
Yearly Average	4.108	3.588	3.933	3.733	3.578

Source: Bank of Israel.

On December 31, 2011, the Bank of Israel representative foreign exchange rate for USD was NIS 3.821 per USD 1.0. The average exchange rate for the year 2011 was NIS 3.578 per USD 1.0. On October 31, 2012, the Bank of Israel representative foreign exchange rate for USD was NIS 3.878 per USD 1.0.

In October 2000, all restrictions on foreign currency derivative transactions with non-residents were abolished. For further discussion on the convertibility of the NIS to USD, see “Balance of Payments and Foreign Trade”.

In June 2008, the NIS became one of the seventeen currencies eligible for payment settlements through the Continuous Linked Settlement (“CLS”) Bank system (“CLS Bank”). CLS eligibility eliminates part of the risk associated with foreign exchange transactions across time zones, enhancing the NIS systemic stability. Currently, over half of all CLS Bank members are able to settle payments in NIS immediately.

Totals in certain tables in this Report may differ from the sum of the individual items in such tables due to rounding. Unless otherwise specified, amounts in NIS or USD are given in current prices without adjustment for inflation.

Fiscal Year

The fiscal year of the Government of Israel (the “Government”) ends on December 31. The twelve-month period which ended on December 31, 2011 is referred to in this Report as “2011”, and other years are referred to in a similar manner.

FORWARD-LOOKING STATEMENTS

Forward-looking statements are statements that are not historical facts, including statements about the Government’s beliefs and expectations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “could”, “should”, “would” or similar terminology. These statements are based on Israel’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Israel undertakes no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks. Israel cautions you that many factors could affect the future performance of the Israeli economy. These factors include, but are not limited to:

•	External factors, such as:
•	interest rates in financial markets outside Israel;
•	the impact of changes in the credit rating of Israel;
•	the security situation;
•	the economic growth and stability of Israel’s major trading partners, including the United States and the European Union;
•	the global high-tech market; and
•	regional economic and political conditions.
•	Internal factors, such as:
•	general economic and business conditions in Israel;
•	present and future exchange rates of the Israeli currency;
•	foreign currency reserves;
•	the level of domestic debt;
•	domestic inflation;
•	the level of budget deficit;
•	the level of foreign direct and portfolio investment; and
•	the level of Israeli domestic interest rates.

SUMMARY INFORMATION AND RECENT DEVELOPMENTS

The following section presents recent developments and a summary of information contained elsewhere in this annual report (this “Report”). This section is qualified in its entirety by the more detailed information appearing elsewhere in this Report. You should read the entire Report and any supplement carefully.

Economic Developments

During the first half of 2012, the Israeli economy experienced moderate growth, with gross domestic product (“GDP”) growing slightly above 3% (quarter by quarter, in annual terms). According to the preliminary estimates of the Central Bureau of Statistics, the annual growth rate for 2012 is anticipated to be close to 3.5%. Additionally, the Bank of Israel projects growth of 3.3% in 2012, and the Economic Research Department at the Ministry of Finance projects growth of 3.2% in 2012. Both the Bank of Israel and the Economic Research Department at the Ministry of Finance predict growth of approximately 3% in 2013. In 2011, the economy grew at a rate of 4.6%, slightly lower than the 2010 growth rate, and continuing a strong recovery that began in the second half of 2009. Although there was relatively high growth in the first and second quarters of 2011 (4.6% and 3.7%, respectively), growth was moderate in the second half of 2011 and in the first half of 2012. In the first and second quarters of 2012, GDP increased at an annual rate of 3.1% and 3.4%, respectively, compared to 3.1% and 3.2% in the third and fourth quarters of 2011, respectively. Business sector product (calculated as GDP less certain general government services, services of private non-profit institutions and housing services) experienced moderate growth in the second, third and fourth quarters of 2011 ( 2.7%, 3.5% and 3.1%, respectively) and first and second quarters of 2012 (2.5% and 3.9%, respectively) compared to 6.5% growth in the first quarter of 2011. The relatively lower rates of growth commencing in the second quarter of 2011 and into 2012 can be attributed to the deterioration in Europe’s fiscal condition and the high levels of economic uncertainty around the world.

In 2011, the Government continued its debt-reduction policy and reduced debt as a percentage of GDP. The 2011 budget deficit amounted to 3.3% of GDP. Due to a shortfall in tax revenue, the 2011 budget deficit was slightly higher than the 2011 budget deficit target of 3%, and the 2012 budget deficit is also expected to exceed the 2012 budget deficit target of 2%. According to preliminary estimates of the Accountant General at the Ministry of Finance (the “Accountant General”), the 2012 budget deficit is expected to amount to 4% of GDP, or slightly higher. Inflation in 2011 was 2.2% at year end, within the Government’s target range of 1% to 3%. The inflation forecasts for 2012 have fallen significantly and are close to the middle of the target range. The USD/NIS exchange rate depreciated in 2011 and into 2012, after having appreciated in 2009 and 2010.

During 2011 and into 2012, the effects of the financial crisis continued to impact growth around the world and especially in Europe, leading to a reduction in the expected rate of growth of global trade. The European debt crisis and the downgrade of the U.S. credit rating in 2011 contributed to volatility and uncertainty in financial markets. The International Monetary Fund (the “IMF”) revised downward its forecasts for global growth in its October 2012 World Economic Outlook from the levels it had forecast earlier in the year. In October 2012, the Organization for Economic Cooperation and Development (“OECD”) also revised downward the growth prospects for the world economy. Further deterioration in the global economy is expected to have an adverse effect on the Israeli economy, particularly on exports. However, as a result of responsible macroeconomic policy, Israel has weathered the global economic crisis relatively well. In March 2010, Israel was accepted into the OECD as a full member. In September 2011, Standard & Poor’s raised Israel’s foreign currency credit rating from A/Stable/A-1 to A+/Stable/A-1. During 2011 and 2012, there was no change in the ratings from Moody’s Investor Services, and Standard & Poor’s and Fitch Ratings each reaffirmed Israel's existing credit rating during 2012.

Israel’s economy continues to be affected by current global economic conditions, including the stability of the Eurozone and the ability of European states to refinance or to continue to service their sovereign debt obligations and maintain liquidity with respect to their public finances. Since late 2009, several Eurozone governments, including Greece, Spain, Italy, Ireland, Portugal and France have experienced rising national debt levels coupled with a downgrade of the credit rating of their government debt. As a result, there has been significant price volatility in the secondary market for sovereign debt of European and other nations. If such price volatility continues or worsens, it could lead to a decline in the recoverability and value of the market price of Israeli government bonds, which would have a material adverse impact on Israel’s financial condition. Additionally, speculation regarding the inability of Greece and certain other Eurozone governments to pay their national debt, the response by Eurozone policy makers to mitigate this sovereign debt crisis and the concerns regarding the stability of the Euro currency have created uncertainty in global credit markets and hampered the global economic recovery. Although Israel’s economy has shown moderate rates of growth throughout and since the global financial crisis, there can be no assurance that Israel’s economy will continue to grow in a prolonged negative global economic climate. Risks and ongoing concerns about the sovereign debt crisis in Europe, as well as the possible default by, or exit from the Eurozone of, one or more European states and/or the replacement of the Euro by one or more successor currencies, could have a detrimental impact on the global economy, thereby adversely affecting Israel’s economy, financial condition and credit. In addition, the continued stagnation or decline in economic growth of the European Union (“EU”), which is one of Israel’s major trade partners, could have a material adverse impact on Israel’s balance of trade and adversely affect Israel’s financial condition.

Balance of Payments and Foreign Trade

After a decade of high surplus in the current account, there was a decline in the surplus, and commencing in the fourth quarter of 2011 there has been a current account deficit. In 2011, Israel had a slight current account surplus of 0.8% of GDP, lower than the unusually high surplus in the preceding two years (3.8% of GDP in both 2009 and 2010). The slight surplus in 2011 was driven by a substantial expansion in imports of goods and services. This rise in imports reflects a sharp increase in the cost of energy related imports, combined with a rise in all categories of imports, including consumption goods, raw materials and investment goods. The steep increase in imports resulted in a net-export deficit of $1.2 billion in 2011, in comparison with a net-export surplus of $4.9 billion in 2010. Compared to 2010, exports of goods and services increased in 2011 by 5.5% in constant shekel terms. Due in part to the reduction in global demand for Israeli exports (particularly high-tech products) and the appreciation of the shekel, exports decreased in the third and fourth quarter of 2011 by 9.8% and 1.4%, respectively, but increased in the first and second quarters of 2012 by 2.4% and 21.8%, respectively (in each case, in annual terms, compared with the previous quarter).

In the first half of 2012, Israel had a current account deficit of $1.5 billion, compared with surpluses of $1.3 billion and $5.1 billion during the same half in 2011 and 2010, respectively. In the first quarter of 2012, the current account deficit was $1.4 billion, the highest quarterly current account deficit since the third quarter of 2000, which was a result of the global recession that followed the bursting of the tech bubble. The deficit during the first quarter of 2012 was driven by a large deficit in the trade of goods during this period, as imports of goods rose significantly while exports of goods declined. In the second quarter of 2012, there was a small deficit of $0.1 billion, due to the increase in exports and decrease in imports during the same period.

Israel is a party to free trade agreements with its major trading partners and it is one of the few nations that signed free trade agreements with both the United States and the EU (see “State of Israel — Membership in International Organizations and International Economic Agreements”). Israel’s trade partner diversification has ameliorated the effect of weakened demand from the U.S. in 2011. In the period from January through December 2011, as compared to the same period of 2010, annualized amounts of exports to Europe increased by 22.3%, exports to the U.S. increased by 5.1% and exports to other regions including Asia increased by 20.4%. The continued growth in exports of goods to Asia, which constituted 26.3% of total exports in the first three quarters of 2012, continues to offset the decline in exports to the U.S.

Fiscal Policy

The budget deficit amounted to 3.3% of GDP in 2011, slightly above the budget deficit target of 3% for that year. Since 2009, the budget deficit has been on a declining path, amounting to 5.1% of GDP in 2009 due to the decrease in tax revenues resulting from the global financial crisis (the 2009 budget deficit target was set at 6%), and to 3.8% of GDP in 2010 (the 2010 budget deficit target was set at 5.5%). According to preliminary estimates of the Accountant General, the 2012 budget deficit is expected to amount to 4% of GDP, or slightly higher. On July 25, 2012, the Knesset approved an adjustment in the deficit reduction plan proposed in June 2012 by the Prime Minister and the Minister of Finance in response to a shortfall in tax revenue in the first half of 2012. Under the new law, the 2013 deficit is not to exceed 3% of GDP, the 2014 deficit is not to exceed 2.75%, the 2015 deficit is not to exceed 2.5%, the 2016 deficit is not to 2%, and the deficit from 2019 and onwards is not to exceed 1.5% of GDP. In accordance with the Government’s long-term fiscal policy, Government expenditure is not to exceed the limit that was set forth in the Expenditure Law (as defined below), and the Government remains committed to reach a 60% debt/GDP ratio in 2020.

In addition, on July 30, 2012, the Government approved a series of fiscal measures aiming to increase Government revenues by approximately NIS 11 billion per year, starting 2013. The measures include an increase of 1% in V.A.T. and changes in the income tax on individuals, as well as higher taxes on cigarettes, beer and automobiles. Legislative approval of a majority of these measures has been completed.

As a result of the Government’s fiscal discipline, Israel’s gross public debt as a percentage of GDP has been on a declining path in the last decade. Israel’s gross public debt as a percentage of GDP stood at 74.0% in 2011, 76.3% in 2010 and 79.5% in 2009. According to preliminary estimates of the Accountant General, the gross public debt in 2012 will remain at a similar level as in 2011.

Inflation and Monetary Policy

The rate of inflation in the last decade was near the middle of the target range (1% – 3%) and stood at 2.4% on average. Measured at year end, the consumer price index (“CPI”) rose by 2.2% in 2011, 2.7% in 2010 and 3.9% in 2009. The changes in CPI reflect a rise in the prices of commodities, housing, and agricultural products. The rate of inflation in 2012 is expected to amount to 2%, in the middle of the target range (1% - 3%). CPI rose by 2.1% in the twelve month period prior to September 2012.

Because of the slowdown in the Israeli and global economies, the Bank of Israel lowered its key interest rate to 0.5% in the middle of 2009. As Israel’s economy recovered and continued to grow, the Bank of Israel began to gradually increase its key interest rate. By the end of 2010, the key interest rate was set at 2% and was further raised to 3.25% by the end of the first half of 2011. In order to support further growth, in the second half of 2011 the Bank of Israel lowered its interest rate twice, to 3% in October 2011 and to 2.75% in December 2011. In 2012, the Bank of Israel continued to tune its key interest rate downward, lowering it in February to 2.5%, in July to 2.25%, and in November to 2%. The real interest rate (nominal interest rate less inflation expectations) averaged 0.2% in 2011, after two years of a negative real interest rate (-1.2% in 2010 and -1% in 2009). As of October 2012, the real interest rate was negative at -0.1%.

In recent years, Israel has been active in the global sovereign debt markets: In March 2009, Israel issued in the global markets $1.5 billion aggregate principal amount of 5.125% bonds due 2019. In March 2010, Israel issued in the Euro market EUR1.5 billion aggregate principal amount of 4.625% bonds due 2020, Israel’s largest sovereign bond offering to date. In January 2012, Israel issued in the global markets $1.5 billion aggregate principal amount of 4% bonds due 2022.

The NIS/USD exchange rate depreciated in 2011 and into 2012, averaging NIS 3.58 for 2011. As of December 31, 2011 and October 31, 2012, the NIS/USD exchange rate stood at NIS 3.821 and NIS 3.878, respectively. From late July through mid-August 2012, the shekel depreciated further, reaching NIS 4.084 on July 27, 2012. In response to a sharp appreciation by the shekel that began in 2008 and continued until mid-2011, the Bank of Israel initiated a two year policy in the foreign exchange market that included daily purchases of foreign currency. In August 2009, the Bank of Israel announced that it will terminate its daily purchasing of foreign currency but that it plans to continue purchasing such currency when it deems advisable. At the end of 2009 and 2010, official reserves stood at $60.6 billion and $70.9 billion, respectively. At the end of 2011, official reserves stood at $74.9 billion. Since August 2011, the Bank of Israel has not made substantial foreign currency purchases.

On October 29, 2012, the Bank of Israel published a directive limiting the loan-to-value (LTV) ratio in housing loans, applying to loans approved from November 1, 2012. The directive prohibits banks from approving mortgages with an LTV ratio of more than 70%. An exception is available to first-time buyers, for whom a maximum LTV ratio of 75% will apply. The directive establishes an LTV ratio of 50% for investment mortgages, which include mortgages on second homes and homes bought by non-residents. In light of the occurrence in various countries of financial crises that were spurred by risky mortgage lending practices, and in light of the increase in housing prices in Israel, the directive aims to prevent an overheating of the Israeli housing market by ensuring that mortgage terms are responsive to the risks that are inherent in that market.

Labor Market

The unemployment rate dropped to 7.1% in 2011 from 8.3% in 2010, lower than pre-crisis unemployment levels (7.6% in 2008). The unemployment rate increased to 9.5% during 2009 reflecting the effects of the global economic downturn. The labor market began to improve by the second half of 2009, and the unemployment rate has gradually decreased since then, reaching 6.8% in September 2012. The participation rate remained relatively stable throughout 2011 but increased significantly in 2012, reaching 64.2% in the third quarter of the year. Despite the high participation rate and low unemployment rate in 2012, the increase in average wages has been moderate. This is in part attributable to the entry of a large number of workers into low-paying jobs and part-time positions. For the first half of 2012, average monthly wages averaged $2,197.

Effective January 2012, the Central Bureau of Statistics changed its labor survey methodology, resulting in a restatement reflecting higher unemployment rates in recent periods. The changes include conducting the labor survey on a monthly (rather than a quarterly) basis, as well as changes in modeling and calculation methods, which are intended in part to conform to the labor survey methodology of the OECD.

Capital Markets

The Tel-Aviv Stock Exchange (the “TASE”) is Israel’s sole stock exchange and the Tel Aviv 100 (“TA-100”) and Tel Aviv 25 (“TA-25”) are its main indices and primary indicators of the performance of Israel’s public companies. The TA-100 and TA-25 measure, respectively, the 100 and 25 companies with the highest market capitalization listed on the TASE. The TASE is highly correlated with major stock markets in developed countries, and the global financial crisis and overall weakening in global growth in recent years have affected Israel’s public companies. The TA-100 fell by 51.1% in 2008, but recovered in 2009 and 2010, rising by 88.8% and 14.9%, respectively. In 2011, after a two-year bull market, the TA-100 fell by 20.1% and the TA-25 fell by 18%. However, since the beginning of 2012, the financial performance of companies listed on the TASE has improved: As of October 31, 2012, the TA-100 and TA-25 gained 10% and 11.8%, respectively.

In reaction to the downgrading of U.S. credit by Standard & Poor’s and the European sovereign debt crisis, starting in April 2011 and continuing in the beginning of 2012, there was a decline in market activity on the TASE, including a fall in share prices, trading volume and in the number of public offerings. During this period, market activity was characterized by volatile movements and the downward trend affected all leading TASE indices. In light of the 7.7% devaluation of the NIS against the USD in 2011, the TA-25 fell 24% in USD terms over the course of the year. The TA-25 fell 11.8% in nominal terms and 10.2% in USD terms between January and October 2012, while the value of the USD increased by 1.5% against the NIS. The value of the public portfolio of financial assets (a weighted average of the public’s holdings of financial assets and deposits, in Israel and abroad) dropped by approximately 1.2% during 2011, but increased by 3.7% by July 2012. Large redemptions, primarily in provident funds, led to a record net outflow of assets under management of NIS 417.67 million in the third quarter of 2011. However, during the fourth quarter of 2011 there was a positive inflow of NIS 401.21 million. In the first quarter of 2012, large redemptions, mainly in January, led to a new record net outflow of assets under management of NIS 1.467 billion. In the second and third quarters of 2012, the trend of redemptions continued, and there were outflows of NIS 444.8 million and NIS 95.3 million, respectively.

The Bank of Israel, together with governmental authorities and regulators, monitors Israeli banks and financial institutions on an ongoing basis, supervising the banking system’s conditions and operations as a whole. In addition, the Bank of Israel cooperates with the Ministry of Finance and the Israel Securities Authority to achieve comprehensive regulation and supervision of Israel’s financial markets, to ensure coordination among the various entities in the financial sector and to set policies and measures that will be implemented and enforced with respect to such entities.

The Bank of Israel and the Ministry of Finance took a number of steps to reduce short-term investments by foreign investors, including, starting January 2011, requiring banking corporations in Israel to meet a 10% reserve requirement for foreign exchange swap transactions and shekel-based forward contracts entered into by non-residents. In addition, the Ministry of Finance cancelled a tax exemption previously granted to foreign investors on capital gains from non-indexed zero-coupon securities of up to one-year maturity issued by the Bank of Israel (“Makam”) and short-term government bonds. To improve its ability to analyze transactions in the foreign exchange market and to increase transparency and investor confidence, the Bank of Israel imposed reporting obligations on Israeli residents and non-residents undertaking transactions in foreign exchange swaps and forwards exceeding $10 million per day, and non-residents undertaking transactions in Makam and short-term government bonds exceeding NIS 10 million per day.

Political Situation

The State of Israel was established in 1948. Israel is a parliamentary democracy, with governmental powers divided among separate legislative, executive and judicial branches. Israel has no formal written constitution, but rather, a number of basic laws that were granted special status by the Israeli Supreme Court. Israel’s constitutional jurisprudence is also reflected in judicial decisions and in the State’s Declaration of Independence. The President of Israel is the head of state. The presidency is largely an apolitical, figurehead role, with the real executive power lying in the hands of the Prime Minister. The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by universal suffrage under a system of proportional representation (see “State of Israel — Form of Government and Political Parties”).

In 2005, Israel implemented a unilateral disengagement from Gaza, pursuant to which the State dismantled and evicted all Israeli communities in the Gaza Strip, four Israeli towns in the northern West Bank and all of its military personnel in those areas (see “State of Israel — International Relations”). In the summer of 2006, Israel was engaged in a war with Hezbollah, a terror organization based in Lebanon. After the Israeli disengagement from Gaza, Hamas, a terror organization, assumed administrative control over the Gaza Strip. In December 2008, in response to Hamas’s firing into Israel an increasing number of rockets from Gaza, Israel commenced operation Cast Lead in the Gaza Strip with the goal of suppressing the rocket fire. The operation concluded in January 2009, contributing to relative calm from 2009 and into 2011. Operation Cast Lead did not materially affect the Israeli economy. From 2011 and into 2012, Hamas resumed and substantially increased its rocket attacks from Gaza, including for the first time using rockets that have the capability of reaching Tel Aviv and Jerusalem. In response to these attacks, on November 14, 2012, Israel commenced operation Pillar of Defense, a military campaign against targets in Gaza.

Since 2009, the Israeli-Palestinian peace process has been at a standstill — a situation that continues into 2012. Israel has insisted that the Palestinian side accept basic conditions set out by the “International Middle East Quartet” (i.e., the United Kingdom, EU, United States, and Russia): recognizing Israel’s right to exist as a sovereign nation; renouncing terrorism against Israel; and the acceptance of previous Palestinian commitments. Although Israel has expressed its willingness to negotiate without preconditions with Palestinian partners who accept the Quartet’s conditions, Hamas has refused to do so. While the negotiations on a permanent solution have been strained, modest improvements have been made in economic and security cooperation with the Palestinian Authority.

On September 23, 2011 the Palestinian Authority filed an application for membership with the United Nations, in a bid to receive recognition as a state. The Palestinian Authority was granted full membership to UNESCO, but the UN Security Council did not vote on recommending the Palestinian membership application to the General Assembly.

Since January 2011, there has been political instability and civil disobedience, termed the Arab Spring, in numerous Middle East and North African countries, including Bahrain, Libya, Egypt, Iran, Tunisia, Yemen and Syria. The Arab Spring has ousted long-standing leadership in several of the aforementioned countries and created turbulent political situations in others. As Israel is situated in the center of this region, it closely monitors these events, aiming to protect its economic, political and security interests. While Israel is hopeful that these developments will lead to increased freedom and opportunity for the citizens of its neighboring countries, it remains concerned regarding the stability of the region. The delicate relations between Israel and its neighbors have become even more fragile with the change in regimes. While such instances of instability in the Middle East and North Africa region have not so far materially affected Israel’s financial or political situation, there can be no assurance that such instability in the region will not escalate in the future, that such instability will not spread to additional countries in the Middle East and North Africa region, that governments in the Middle East and North Africa region will be successful in maintaining domestic order and stability, or that Israel’s economic or political situation will not thereby be affected.

The outcome of regime change in Egypt and the ongoing turmoil in Syria remains uncertain. Since the signing of the Camp David Accords in 1979, peace with Egypt has been important to Israel’s national security. Following the ousting of Egyptian President Hosni Mubarak, the relationship between Egypt and Israel has been strained. The rising political power of the Muslim Brotherhood as evidenced by the recent victory of the Egyptian presidential election by Mohamed Morsi, a Muslim Brotherhood candidate, may adversely affect the long-standing peaceful relationship between the two countries. Egypt’s suspension in May 2012 of the blockade that restricted movement in and out of Gaza along the Egypt-Gaza border, as well as the increased instances of violence including rocket fire from the Sinai side of the border, may be seen as early signs of a changing relationship. However, as of October 2012, Israel did not perceive a material change in the strategic stance of Egypt, as the peace treaty between the two states remained in force. While the government of Egypt has changed, the framework for ongoing security contacts between the two countries continues to be utilized. In addition, in October 2012, a new ambassador of Egypt to Israel, Ambassador Atef Salem, presented his credentials to President Shimon Peres. However, in November 2012, Egypt informed Israel that its Ambassador was called to Cairo for consultations. As of October 2012, the weakening of the Assad regime in Syria was perceived as diminishing the strategic threat to Israel emanating from the Syrian armed forces. Nevertheless, Israel remains vigilant regarding the security challenges posed by its shared border with Syria.

Fundamentalist regimes, such as Iran’s, present a deep concern for the international community and especially for states in the region. Throughout 2011 and into 2012, the prospect of a nuclear Iran has been at the center of both domestic and international geopolitical discourse. The implementation of strict international sanctions against Iran, combined with widespread international denouncement of Iranian nuclear ambitions, serve as evidence that the United States, EU and other world powers share Israel’s concerns. Prime Minister Benjamin Netanyahu has publicly stated that Israel aims to achieve a peaceful resolution to the situation; however, all options for preventing Iran from obtaining nuclear weapons remain on the table.

In June 2011, a number of small protests began over issues relating to living standards, initially in response to the rising prices of Israeli staple food items such as cottage cheese, and quickly spreading to a variety of related issues, such as the decline in doctors’ wages, which lead to a national doctors’ strike. During the summer of 2011, numerous large scale protests ensued over housing and food costs, government services and the cost of living for the middle class. These large-scale protests enjoyed widespread social backing and culminated in the largest demonstration in the country’s history, with over 400,000 participants. Protest marches in Tel Aviv were followed by the creation of a tent encampment along the popular Rothschild Boulevard, a trend that spread to other cities in Israel. To address the protestors’ grievances, in August 2011, the Prime Minister appointed the Trajtenberg Committee to examine Israel’s socioeconomic issues and propose measures to improve living standards. The Trajtenberg Committee published its recommendations in September 2011. The Trajtenberg Committee’s recommendations are consistent with the Government’s goal of maintaining fiscally prudent policies, as spending increases are offset by additional revenue-raising measures. Since October 2011, many of these recommendations have been adopted by the Government, with a number of recommendations regarding tax policy and competitive markets having been introduced into law in December 2011.

In the first half of 2012, the exponential growth of Israel’s refugee population originating from sub-Saharan African countries, primarily Eritrea and Sudan, became a significant domestic political issue. These refugee groups began coming to Israel following the 2005 Egyptian police attacks on Sudanese refugees in Cairo. The Government initially granted protection to those who sought refuge in Israel. However, Israel soon became a primary destination for such groups, due to favorable living conditions and the availability of jobs, prompting thousands of additional illegal immigrants and asylum seekers to cross the Sinai Desert from Egypt and seek refuge in Israel. Faced with the continuous influx of approximately one thousand such refugees each month, the Government implemented a deportation policy designed to counteract this influx.

In recent years, there has been increasing controversy in Israel regarding the Tal Law, which permits ultra-orthodox (haredi) Jews to indefinitely defer national or military service on account of their status as full-time yeshiva students. The law, which required renewal by the Knesset every five years, was up for renewal in August 2012. On February 21, 2012, Israel’s High Court of Justice held the Tal Law unconstitutional on the grounds that it placed a heavier share of society’s burden on certain segments of the population.

On May 7, 2012, in order to extend the Tal Law for at least six months, proponents of the law put forth a measure to dissolve the current Government and hold early elections. The following day, Prime Minister Benjamin Netanyahu and opposition leader Knesset member Shaul Mofaz announced that Mofaz’s Kadima party would join with Netanyahu’s Likud party and form a national unity government. The new coalition consisted of 94 out of the 120 Knesset members.

In May 2012, the Committee for Equality in the Burden of Military Service in Israel was established to formulate an alternative to the Tal Law. Headed by Kadima Knesset member Yohanan Plesner, the committee was created under the coalition agreement of the national unity government between Likud and Kadima. On July 2, 2012, after the resignation of three committee members, Prime Minister Benjamin Netanyahu announced the committee’s dissolution, stating that it would not be possible to achieve a majority for its recommendations in the Knesset. However, on July 4, 2012, Knesset member Plesner published a report, which was followed by negotiations between Kadima and Likud on the implementation of the report’s conclusions. On July 17, 2012, after the parties failed to reach a compromise on the issues underlying the Tal Law, Kadima pulled out of the coalition. The surviving coalition did, however, maintain its majority of seats, having returned to its original composition preceding Kadima’s arrival.

Since the expiration of the Tal Law on August 1, 2012, mandatory military recruitment technically applies to haredi Jews. According to present Israeli law, however, the authority to determine who is to be recruited rests with the IDF. While the IDF is currently preparing a general recruitment plan for haredi Jews, increased recruitment has not yet begun.

In response to concerns regarding the ability of the coalition to pass a budget for 2013 by the beginning of the fiscal year, Prime Minister Benjamin Netanyahu decided to initiate early elections, announcing on October 9, 2012 that early elections would be held in January 2013. On October 16, 2012, the Knesset approved the law determining the dissolution of the Knesset and set January 22, 2013 as the election date. In accordance with Israeli law, seven days after the publication of election results the President is obligated to select a Knesset member to form a new government, which must be formed within 28 days (with the possibility of a 14 day extension). After the new government is formed, a budget must be approved within 45 days. Accordingly, it is anticipated that the 2013 budget will be approved approximately three or four months following the date of the elections. Until such budget is passed, Israeli law provides that only 1/12th of the previous year’s budget may be allocated per month. Therefore, it is expected that starting January 1, 2013, and until the approval of 2013 budget by the Knesset, the Accountant General will allocate for use on a monthly basis 1/12th (8.33%) of the amount of the 2012 budget.

Privatization

Historically, the Government has been involved in nearly all sectors of the Israeli economy. In the past several decades, privatization has been an essential element of the broader market reforms initiated by the Government aiming to promote the growth of the private sector, mainly by enhancing competition. Israel has made significant progress in recent years, resulting in the privatization of many enterprises owned by the State and the reduction of State subsidization of business enterprises. In total, between 1986 and 2011, 96 government companies became partially or fully-private. The proceeds stemming from these privatizations totaled $14.2 billion. In 2010, privatization proceeds amounted to NIS 4.5 billion, partly as a result of the privatization of the State’s interest in two of the five major banks in Israel — Israel’s entire remaining stake in Israel Discount Bank Ltd., and 5% proceeds of Israel’s stake in Bank Leumi Le-Israel Ltd. Currently, the Government holds approximately 6.03% of Bank Leumi’s outstanding equity securities and plans to continue with the process of privatizing its interest in financial institutions, as well as State-owned land, seaports, and parts of the defense industry (see “The Economy — Role of the State in the Economy”).

Loan Guarantee Program

In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States approved Israel’s request to extend the $9 billion program for two more years, and in 2006, this program was extended again through U.S. fiscal year 2011 (with an option to carry forward unused guarantee amounts for an additional year). The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. Under the $9 billion loan guarantee program, between September 2003 and November 2004, Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004, and up to $3.8 billion of U.S. loan guarantees (subject to the reductions described above) remains available. The extension of the program was approved by the U.S. House of Representatives on July 17, 2012 and signed into law by President Obama on July 27, 2012. The new law extends the program until 2016, and allows the United States to provide access to up to $3.8 billion in future loan guarantees as part of the $9 billion commitment made in 2003. On October 24, 2012, the United States and Israel entered into a memorandum of understanding establishing a new framework for administering the extended program.

Table No. 2

Selected Economic Indicators
(In Billions of NIS Unless Otherwise Noted)

	2007	2008	2009	2010	2011	2012
Main Indicators
GDP (at constant 2005 prices, NIS)	672.2	699.9	707.6	742.9	777.1	804.4	(4)
Real GDP growth	5.9%	4.1%	1.1%	5.0%	4.6%	3.5%(4)
GDP per capita (at constant 2005 prices, in NIS)	93,128	95,207	94,575	97,481	100,095	101,763	(4)
GDP per capita, percentage change	4.0%	2.2%	-0.7%	3.1%	2.7%	1.7%(5)
Inflation (change in CPI- annual average)	0.5%	4.6%	3.3%	2.7%	3.5%	1.7%(5)
Industrial production	4.4%	7.4%	-6.0%	7.8%	2.0%	4.6%(9)
Business sector product (at constant 2005 prices)	495.8	517.8	520.2	548.5	576.7	596.3	(4)
GDP (at current prices)	683.4	723.0	766.0	813.9	871.8	929.6	(4)
Permanent average population (thousands)	7,180	7,309	7,486	7,624	7,766	7,880	(5)
Unemployment rate(1)	9.2%	7.7%	9.5%	8.4%	7.1%	6.8%(5)
Foreign direct investment (net inflows, in billions of dollars)	8.8	10.9	4.4	5.5	11.4	8.3	(6)
Trade Data
Exports (F.O.B) of goods and services (NIS, at constant 2005 prices)	296.0	317.0	277.9	315.3	332.7	339.3	(4)
Imports (F.O.B) of goods and services (NIS, at constant 2005 prices)	298.4	305.4	263.0	296.0	328.7	338.5	(4)
Government Debt(2)
Total gross government debt (at end-of-year current prices)(3)	524	547	596.4	608.2	633
Total gross government debt as percentage of GDP	76.3%	75.6%	77.8%	74.8%	72.7%
External Debt
External debt liabilities (in millions of dollars)	90,849	88,365	93,266	106,526	103,914	95,263	(7)
Net external debt (in millions of dollars)	-40,490	-40,639	-53,790	-53,836	-54,105	-59,995	(7)
Revenues and Expenditures(8)
Revenues and grants	241,273	237,345	224,719	243,546	262,988
Expenditures	284,647	301,518	306,836	325,174	347,758
Expenditures other than capital expenditures	209,154	216,478	226,177	233,195	245,077
Development expenditures (including repayments of debt)	75,493	85,040	80,659	91,979	102,681
Repayments of debt	64,696	72,674	67,973	78,926	88,163

(1)	Reflects the recent change in the Central Bureau of Statistics’ labor survey methodology, resulting in higher values in the unemployment rate line items.
(2)	Government debt excluding local authorities’ debt.
(3)	Risk Management Dept., Debt Unit, Ministry of Finance.
(4)	Reflects estimates of the Central Bureau of Statistics for 2012.
(5)	Reflects an annualized average based on data for January – September, 2012.
(6)	Reflects an annualized amount based on data for the first half of 2012.
(7)	Reflects data as of October, 2012.
(8)	See also Table No. 31 and Table No. 33 for further information on revenues and expenditures.
(9)	Reflects the average for January – August 2012 on an annualized basis relative to the average for January – August 2011.

Sources: Central Bureau of Statistics, Bank of Israel, Ministry of Finance.

STATE OF ISRAEL

Introduction

The State of Israel (the “State” or “Israel”) is a highly developed, industrialized democracy. Real GDP increased annually by 3.9% on average between 1996 and 2011, and GDP grew by 4.8% in 2011. Israel has seen marked improvements in most economic indicators in recent years. GDP growth has been steady and consistent over the past decade, with the exception of a contraction during the global slowdown of the early 2000s and fluctuating growth rates surrounding the global financial crisis and the European debt crisis.

In the early 2000s, GDP contracted as a result of ongoing security challenges in Israel, as well as the global technology slump and economic slowdown that followed the burst of the dot-com bubble. An economic recovery began in 2003 and accelerated between 2004 and 2008, during which GDP increased by 5% on average per year. This growth is attributable to a reduction in the fiscal deficit and the size of government, the global economic recovery, growth in the Israeli high-tech sector, and relatively low real interest rates.

The global financial crisis caused a slowdown in growth starting in the second half of 2008 and through the first half of 2009. In 2009, GDP grew by 0.8%. However, the Israeli economy was affected by the global crisis to a lesser extent than other developed economies. Several unique factors and characteristics of Israel’s economy and financial system served to ameliorate the negative effects of the global financial crisis, including the low budget deficit, a current account surplus, the resilience of and the strength of State supervision over the banking system, a stable real estate market, and limited exposure of Israeli financial institutions to toxic foreign assets, such as those associated with U.S. subprime mortgages.

Israel was therefore able to recover from the global financial crisis relatively quickly, with GDP growing at 4.8% in 2010. Israel maintained the same growth rate in 2011, though growth slowed in the second half of the year. The lower growth rate of 3.4% in the second half of 2011 can be attributed to the deterioration in Europe's fiscal condition and the high levels of economic uncertainty around the world.

Israel has made substantial progress in opening its economy since 1990, removing major trade barriers, as well as tariffs. Israel has entered into free trade agreements with its major trading partners and is one of the few nations to sign free trade agreements with both the United States and the EU. Israel has also signed free trade agreements with the European Free Trade Association (“EFTA”) and with Canada, Turkey, Jordan, Egypt and Mexico. In September 2010, Israel became a full member of the OECD, following a unanimous vote by OECD members.

The total budget deficit, excluding net lending and the realized profits of the Bank of Israel, averaged 4.1% of GDP between 2001 and 2004, primarily as a result of a decline in GDP and in tax revenues in those years. The implementation of a decisive fiscal policy starting in mid-2003, backed by loan guarantees from the U.S. government, contributed significantly to macroeconomic stability by raising fiscal credibility and lowering economic uncertainty. In 2005 and 2006, the total budget deficits amounted to 1.8% and 0.9% of GDP, respectively, and the budget was balanced in 2007, mainly reflecting higher than expected tax revenues. In 2008, the budget deficit increased to 2.2% of GDP due to continued reduction in tax revenues, as well as the slowdown in economic activity and negative developments in global and local capital markets (all of which had a negative effect on tax revenues). In 2009, the budget deficit target was 6%, but the actual deficit stood at 5.1%. While the 2010 budget called for a 5.5% deficit target, the actual deficit was significantly lower, 3.8%, largely due to higher than expected revenues. In 2011, Israel continued to lower its deficit, to 3.3%, just slightly above the target of 3%.

The unemployment rate fell consistently throughout the past decade, except for a temporary increase during 2009. In 2011, the unemployment rate stood at 7%, the lowest rate in the last decade. The reduction in the unemployment rate in recent years was accompanied by an improvement in the labor participation rate. The participation rate in 2011 stood at 62.5%, similar to 2010, and reflecting a gradual increase from 59% in 2002.

One of Israel’s most important resources is its highly educated work force. Based on 2009 statistics, approximately 29% of adults between the ages of 25 and 64 held university or technical degrees. Between 1990 and 2008, approximately 1.1 million people immigrated to Israel, many from the former Soviet Union, increasing Israel’s population by approximately 25%. Most of these new immigrants are highly educated and have strong academic and professional backgrounds, mainly in science, management, medicine and other technical, professional fields. Although this wave of immigration initially placed a strain on the economy, by raising the budget and trade deficits and contributing to a relatively high level of unemployment, these immigrants were ultimately successfully integrated into the economy. As of December 31, 2011, the unemployment rate among immigrants who came to Israel during the first half of the 1990s was lower than the unemployment rate of native-born Israelis.

Over the past three decades, Israel has gradually made progress in reducing hostilities with its Arab neighbors. The first peace agreement between Israel and a hostile neighbor country was signed in 1979 in the form of the Camp David Accords with Egypt. In September 1993, Israel and the Palestinian Liberation Organization (“PLO”) signed a Declaration of Principles, a turning point in Israeli-Arab relations. Israel also signed a peace treaty with Jordan in 1994. Further agreements have also been signed between Israel and the PLO. In the early 2000s, unrest in the areas under the rule of the Palestinian Authority posed a setback to the peace process. Since 2003, there has been an improvement in the political affairs in the West Bank, which is reflected by a relative decline in the number of terrorist attacks and security incidents stemming from the West Bank. In 2005, Israel implemented a unilateral disengagement plan, according to which the State dismantled and evicted all Israeli communities in the Gaza Strip, four Israeli towns in the northern West Bank and all of its military personnel in those areas. During July and August 2006, Israel was engaged in a war with Hezbollah, a terror organization based in Lebanon. The conflict has been termed the Second Lebanon War (see “ — International Relations”).

After the disengagement, Hamas, a terror organization, assumed administrative control over the Gaza Strip. Hamas had been firing an increasing number of rockets from Gaza into Israel. During May 2007, Palestinians launched 300 Qassam rockets on civilians in Southern Israel. In response to these attacks, in December 2008, Israel commenced operation Cast Lead in the Gaza Strip with the goal of suppressing rocket fire. The operation concluded in January 2009, contributing to relative calm from 2009 through 2011. Operation Cast Lead did not materially affect the economy.

Since January 2011, there has been political instability and civil disobedience, termed the Arab Spring, in numerous Middle East and North African countries, including Bahrain, Libya, Egypt, Iran, Tunisia, Yemen and Syria. The Arab Spring has ousted long-standing leadership in several of the aforementioned countries and created turbulent political situations in others. As Israel is situated in the center of this region, it closely monitors these events, aiming to protect its economic, political and security interests. While Israel is hopeful that these developments will lead to increased freedom and opportunity for the citizens of its neighboring countries, it remains concerned regarding the stability of the region. The outcome of the ongoing turmoil in Syria, and regime change in several countries including Egypt, remains uncertain. The delicate relations between Israel and its neighbors have become even more fragile with the change in regimes. While such instances of instability in the Middle East and North Africa region have not so far materially affected Israel’s financial or political situation, there can be no assurance that such instability in the region will not escalate in the future, that such instability will not spread to additional countries in the Middle East and North Africa region, that governments in the Middle East and North Africa region will be successful in maintaining domestic order and stability, or that Israel’s economic or political situation will not thereby be affected.

Geography

Israel is located on the western edge of Asia bordering the Mediterranean Sea. It is bounded to the north by Lebanon and Syria, to the east by Jordan, to the west by the Mediterranean Sea and Egypt, and to the south by Egypt and the Gulf of Eilat. Israel has a total land area, excluding the Gaza Strip and the West Bank, of approximately 21,500 square kilometers or 8,305 square miles, approximately the size of the state of New Jersey. Jerusalem is the capital of Israel.

Population

Israel’s population, including Israeli citizens residing in the West Bank, but not including foreign nationals residing in Israel for employment purposes, was estimated to be 7.76 million in 2011 (an increase of 1.9%), 7.62 million in 2010 and 7.48 million in 2009. Between 1990 and 2011, Israel’s population grew by

66%, largely as a result of immigration from the former Soviet Union. In 2010, 9.9% of the population was 65 years of age or older, 32% was between the ages of 35 and 64, 30.1% was between the ages of 15 and 34, and 28% was under the age of 15. 91.6% of the population lives in urban areas, with 19% of the population living in Israel’s three largest cities: Jerusalem (population 788,100), Tel-Aviv (population 404,300) and Haifa (population 268,200).

The Israeli population is composed of a variety of ethnic and religious groups. In 2010, 75.5% of the total Israeli population was Jewish, 17.1% was Muslim, 2% was Christian, and 1.7% was Druze. The State’s Declaration of Independence and various decisions of the Supreme Court guarantee freedom of worship for all Israeli citizens. Hebrew and Arabic are the official languages of Israel, while English is commonly used.

In 2009, the Jewish ultra-orthodox (haredi) community comprised approximately 9.9% of Israel’s population. The haredi community is characterized by a high fertility rate, which is expected to gradually increase its demographic share among the general population. Based on the demographic projections of the Central Bureau of Statistics, it is anticipated that by 2019 the haredi community will comprise 12.4% of the population and, by 2039, 19% of the population. The haredi community is also characterized by a relatively low participation rate in the labor market, particularly among men.

There is concern that haredi demographic trends may, over the long-term, contribute to a lower aggregate participation rate in Israel, thereby adversely affecting GDP growth. From a fiscal perspective, haredi demographic growth trends are not expected to lead to a significant rise in welfare payments, as designated transfer payments to the haredi community currently comprise only approximately 0.2% of the GDP. The impact of haredi demographic growth may be more significant with respect to tax revenue, due to lower revenues from taxation of labor. However, due to several governmental initiatives, in recent years there has been a steady increase in the participation rate among the haredi community. It is anticipated that these governmental initiatives will continue to positively affect the haredi participation rate, thereby moderating the negative impact of haredi demographic trends on Israel’s long-term economic and fiscal prospects.

Immigration

Israel has experienced a continuous flow of immigrants, in part due to its Law of Return, which provides that Jews, those of Jewish ancestry, their spouses and converts to Judaism, have the right to immigrate and settle in Israel and gain citizenship. In 2010, 16,633 immigrants arrived in Israel, an increase of 14.1% compared to 2009. In 2011, 16,892 immigrants arrived in Israel, an increase of 1.6% compared to the previous year.

Between 1990 and 2003, a substantial influx of immigrants, totaling 1.1 million, increased Israel’s population by more than 23%, putting total population growth at 42.5%. Approximately 83% of the immigrants came from the former Soviet Union and many were highly educated. Of those over the age of 15, 58% had academic backgrounds comprising over 13 years of schooling and approximately 62% held scientific, academic, managerial, technical or other vocational degrees. This influx of highly skilled workers has contributed to the growth of the Israeli economy since 1990 (see “The Economy — Employment, Labor and Wages”).

Form of Government and Political Parties

The State of Israel was established in 1948. Israel is a parliamentary democracy, with governmental powers divided among separate legislative, executive and judicial branches. Israel has no formal written constitution, but rather, a number of basic laws which govern the fundamental functions of the State, including the electoral system, the Government, the legislature and the judiciary system, and guarantee the protection of property, life, body and dignity, as well as the right to privacy and freedom of occupation. These basic laws were granted a special status by the Israeli Supreme Court and, in some cases, cannot be amended except by an absolute majority vote of the Knesset. All citizens of Israel, regardless of race, religion, gender or ethnic background, are guaranteed full democratic rights. Freedom of worship, speech, assembly, press and political affiliation are embodied in the State’s laws, judicial decisions and Israel’s Declaration of Independence.

The President of the State of Israel is the head of state. The presidency is largely an apolitical, figurehead role, with the real executive power lying in the hands of the Prime Minister. The current president, Shimon

Peres, took office in July 2007. Presidents are elected by the Knesset for a seven-year term, and cannot be reelected for an additional term. The President has no veto powers and the duties of the office are mainly ceremonial. The President selects one of the Knesset members to form the government, after consulting with different parties’ representatives. If this selected Knesset member successfully assembles a coalition, then he or she becomes Prime Minister.

The legislative power of the State resides in the Knesset, a unicameral parliament that consists of 120 members elected by universal suffrage under a system of proportional representation. The Knesset is elected for four-year terms, although most governments have not served a full term and early elections are a frequent occurrence.

The legal voting age for Israeli citizens is eighteen. Elections are overseen by the Central Elections Committee and are held in accordance with the Knesset Elections Law. Early elections can be called by a vote of the majority of Knesset members, or by an edict of the President, and normally occur on occasions of political stalemate and inability of the Government to obtain the Knesset's support for its policies. Failure to obtain approval of the annual budget by the Knesset by March 31st (three months after the start of the fiscal year) also triggers early elections. Israel uses the closed list method of party-list proportional representation, whereby citizens vote for their preferred party and have no influence over the position of individual candidates placed on the party list. The 120 seats in the Knesset are assigned proportionally to each party that received votes, provided that the party meets or exceeds a 2% electoral threshold. Parties are permitted to form electoral alliances so as to gain enough collective votes to meet the threshold (the alliance as a whole must meet the threshold, not the individual parties) and thus be allocated a seat. The low threshold makes the Israeli electoral system more favorable to minority parties than systems used in most other democracies. After an election, the President, following consultations with the elected party leaders, chooses the Knesset member most likely to form a viable government. While this typically is the leader of the party receiving the most seats, it is not required to be so. In the event a party wins 61 or more seats in an election, it can form a viable government without having to form a coalition. However, no party has ever won 61 seats in an election; thus, a coalition has always been required to form a government, with those remaining outside the coalition comprising the opposition. Israel’s most recent general election was held on February 10, 2009. Following the elections, the President selected Benjamin Netanyahu to form a coalition government. After successfully forming a coalition government in March 2009, Benjamin Netanyahu became the Prime Minister of Israel for the second time.

Currently, Israel has two major political parties: Kadima and Likud. Since the establishment of the State of Israel in 1948, the Government has been a coalition government led by Avodah (Labor) or Likud (or predecessors of these parties), or Kadima in recent years, and supported by a majority of the members of the Knesset. The following table sets forth the distribution of current Knesset seats by political parties as of January 2, 2012.

Table No. 3

Distribution of Knesset Seats by Party
(As of January 2, 2012)

Number of Seats
Kadima	28
Likud	27
Israel Beitenu	15
Avodah (Labor)	8
Shas	11
Torah and Shabbat Judaism	5
Ha'atzmaut	5
United Arab List – Arab Renewal	4
National Union	4
Hadash	4
Meretz	3
Jewish House – New Mafdal	3
National Democratic Assembly	3
Total	120

In March 2009, Prime Minister Benjamin Netanyahu formed a coalition government consisting of the following parties: Likud, Israel Beitenu, Avodah (Labor), Shas, Torah and Shabbat Judaism, and Jewish House — New Mafdal. The Prime Minister appointed Dr. Yuval Steinitz as Minister of Finance. In January 2011, the independence faction led by Defense Minister Ehud Barak split away from the Labor party, which consequently resigned from the coalition. In May 2012, the Kadima faction joined the coalition and the faction leader Shaul Mofaz was appointed as Deputy Prime Minister. As a result of the addition of the Kadima faction, the coalition comprised 94 Knesset members.

The Judicial System

The Israeli judicial system consists of secular courts and religious courts. The courts of law constitute a separate and independent unit of Israel's Ministry of Justice. The system is headed by the President of the Supreme Court and the Minister of Justice. Secular courts consist of the Israeli Supreme Court, District Courts and Magistrate Courts (also called Peace Courts), as well as Municipal Courts, Courts of Admiralty, Family Courts, Small Claims Courts, Labor Courts, Traffic Courts and District Courts For Administrative Matters. In addition, there are Religious Courts, and Military Courts. The six District Courts (Jerusalem, Tel-Aviv, Haifa, Beer-Sheva, Nazareth and Petach Tikva) hear all cases not within the exclusive jurisdiction of the Magistrate Courts or the other secular courts and also hear appeals from the Magistrate Courts.

The Supreme Court is composed of fifteen Justices. In accordance with the principle of binding precedent (stare decisis), a ruling of the Supreme Court is binding upon every court in Israel, other than the Supreme Court itself. The Supreme Court sits as an appellate court in civil and criminal matters, and as a High Court of Justice in matters outside the jurisdiction of any other court or tribunal and where it is necessary to grant relief in the interests of justice. The High Court of Justice is a court of first instance ruling on the constitutionality of laws enacted by the Knesset and the legality of decisions of State authorities, including local authorities and other bodies and persons performing public functions under the law. The Supreme Court grants relief through writs of mandamus and Habeas Corpus, as well through orders such as injunctions and declaratory judgments in its capacity as the High Court of Justice.

Supreme Court Justices are appointed by the nine members of the Judges Election Committee (the “JEC”). The JEC is composed of the three Supreme Court Justices (including the President of the Supreme Court), two members of the Prime Minister’s cabinet (including the Minister of Justice, who chairs the JEC), two members of the Knesset, and two members of the Israel Bar Association. Judges are appointed by the

President of the State, upon election by the JEC. Certain marital and family matters, and certain other matters related to personal status, are handled by religious courts. Most religions in Israel are governed by their own religious courts.

National Institutions

Israel has four so-called “National Institutions”: The Jewish Agency for Israel, the World Zionist Organization, Keren Hayesod and the Jewish National Fund. The National Institutions, which predate the formation of the State, perform a variety of non-governmental charitable functions. Each of the National Institutions is independent of the Government and finances its activities through private and public sources, including donations from abroad. The National Institutions were responsible for net unilateral transfers into Israel of $0.3 billion in 2010 and $0.2 billion in 2011.

International Relations

Over the past three decades, Israel has persisted in reducing the hostilities that have existed with the region’s Arab countries. As a result of the historic 1977 visit to Israel by Anwar Sadat, the President of Egypt, and the intensive negotiations held by the two countries, Egypt and Israel signed a peace treaty on March 26, 1979. This was the first peace agreement between Israel and one of its neighboring countries.

The Madrid Conference in 1991 marked the start of a broader peace process in the Middle East. On October 26, 1994, Israel and Jordan signed a peace treaty. After resolving issues relating to borders and water, Israel and Jordan entered into negotiations to promote economic cooperation between the two countries and to plan regional economic development initiatives. The peace treaty with Jordan, and subsequent progress in Israel’s negotiations with the Palestinians, enabled Israel to initiate economic and political relations with other foreign countries bordering the region, in North Africa and the Gulf area. Israel persists in its efforts to promote amicable relations with countries in the Middle East and worldwide, and aims to promote the peace process, to create economic opportunities, and in particular to enhance regional development.

The execution of the Declaration of Principles in 1993 (i.e., the Oslo Accords) between Israel and the Palestinian Liberation Organization (“PLO”) and the commitments undertaken for mutual recognition, served as a turning point in the political relations of Israel with many of its Arab neighbors. Following that historic event, a number of interim agreements were introduced that set the grounds for the establishment of the Palestinian Authority (“PA”). As part of the 1994 Gaza Strip and Jericho Agreement, signed in Cairo, and the 1995 Interim Agreement on the West Bank and the Gaza Strip, signed in Washington, DC, Israel withdrew from Jericho and much of the Gaza Strip, as well as from six West Bank towns. The PA gradually took responsibility for administering the Gaza Strip and those areas of the West Bank designated as self-rule areas. In January 1997, the parties agreed to the Hebron Protocol, resolving the situation in the city of Hebron. In October 1998, an additional agreement was reached at Wye River, Maryland on a range of security issues. Several rounds of negotiations were held between Israel and the PLO in 2000, including a summit at Camp David in July 2000, aimed at achieving a permanent agreement and an end to the conflict. In September 2000, relations between Israel and the PA deteriorated due to violence perpetrated by Palestinian terror organizations against Israeli targets and citizens in violation of the bilateral agreements signed since 1993. The ascent of the Hamas terrorist organization and its violent takeover of Gaza in June 2007 perpetuated this trend. The result has been significant damage to economic relations among Israelis and Palestinians, primarily in the area of bilateral trade.

A performance-based, three-phase plan to end the Israeli-Palestinian conflict, known as the “Road Map”, was promoted by the United States, the United Nations, the EU and Russia in April 2003. While the Road Map was accepted by both the Israeli and the Palestinians, implementation of the Road Map has faced a number of serious obstacles, including opposition by certain Palestinian factions, ongoing Palestinian terrorist activity and, the refusal of the Hamas regime in Gaza to accept basic conditions set out by the international community: namely, recognizing Israel’s right to exist as a sovereign nation; renouncing terrorism against Israel; and the acceptance of previous Palestinian commitments, including the Road Map.

In 2004 and 2005, despite unsuccessful dialogue and increased violence, the Government unilaterally implemented the Gaza disengagement plan, fully withdrawing Israeli civilian and military presence from Gaza. The disengagement plan effectively ended Israel's 38 years of military presence and authority over the Gaza

Strip. Hamas emerged victorious in the 2006 elections in the PA. Notwithstanding the Hamas victory, the formation of a Fatah-led Palestinian government under President Mahmoud Abbas and Prime Minister Salam Fayyad opened the door to a resumption of negotiations between Israel and the Palestinians. However, the negotiations that were launched at a conference in Annapolis, Maryland in November 2007 did not achieve their goal of reaching an agreement by the end of 2008.

Following Israel's disengagement from Gaza, Palestinian terrorist organizations began launching locally-manufactured rockets and mortar rounds into Israel at increasing numbers. In 2007 and 2008, over 2,300 and 3,000 rockets, respectively, were launched on civilian targets in Southern Israel. As the range of these missiles continued to increase, by the end of 2008, over one million Israelis found themselves within the range of terrorist rocket fire and vulnerable to rocket and mortar attacks. In December 2008, in response to the continued firing of rockets and mortars at its citizens, as well as the continued smuggling of weapons and ammunition to Hamas and other terrorist organizations through tunnels under the Egypt-Gaza border, Israel commenced a three week military operation termed Operation Cast Lead. While at the conclusion of the operation Hamas still exercised effective control over the Gaza Strip, its operational capabilities were considerably weakened and international efforts to prevent cross-border smuggling of weaponry intensified.

In May 2000, Israeli military forces unilaterally withdrew from South Lebanon. This full withdrawal was subsequently confirmed by the Security Council and Secretary General of the United Nations. During July and August 2006, Israel became embroiled in a war with Hezbollah, a terror organization supported by Iran and based in Lebanon. The conflict, which was later termed the Second Lebanon War, began when Hezbollah militants fired rockets at Israeli border towns and conducted a deadly ambush on Israeli soldiers. Israel responded with airstrikes and artillery fire on targets in Lebanon. Hezbollah then launched more rockets into Northern Israel and engaged the IDF in guerrilla warfare. In accordance with UN Security Council Resolution 1701, a United Nations-brokered ceasefire went into effect on August 14, 2006, calling on the Lebanese government to take full control of Lebanon and prohibiting the presence of paramilitary forces, including Hezbollah, south of the Litani River.

Since 1948, many members of the Arab League have maintained a trade boycott of Israel. The primary tier of the boycott prohibits the importation of Israeli-origin goods and services by member states. The secondary tier of the boycott prohibits individuals in Arab League states from engaging in business with foreign entities that contribute to Israel’s military or economic development, and the tertiary tier prohibits business dealings with entities that do business with blacklisted entities. In September 1994, the Gulf Cooperation Council (comprising Qatar, Oman, Bahrain, the United Arab Emirates, Saudi Arabia and Kuwait) suspended its secondary and tertiary boycott, signifying a major shift in Israel’s relations with several Arab nations in the region. These Gulf states, as well as four other Arab League members (consisting of Algeria, Djibouti, Mauritania and Somalia) no longer enforce the secondary and tertiary boycotts of Israel.

Israel maintains a close economic, diplomatic and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987, including by way of loan guarantees. Israel and the United States agreed to reduce U.S. foreign assistance to Israel. This reduction involves a phase-out of U.S. Economic Support Fund (“ESF”) assistance to Israel through incremental annual reductions in the level of such annual assistance over a ten-year period that began in fiscal year 1999. Over the same time period, the United States increased annually the level of its Foreign Military Financing (“FMF”) assistance to Israel in amounts equal to half the amount of the annual reduction in ESF assistance.

With the inauguration of Barack Obama as President of the United States in January 2009, the new administration placed renewed emphasis on the peace process in the Middle East. This led to the appointment of Senator George Mitchell as special envoy to the region, and a reiteration of United States' policy regarding a “two state solution”. In June 2009, Prime Minister Benjamin Netanyahu also declared his support for such a solution.

In December 2009, Israel implemented an unprecedented moratorium on new construction in settlements located in the West Bank for a period of ten months. Following the end of the moratorium, the Palestinian side refused to engage in direct negotiations with Israel, and since that time, the future of the negotiating process with the PA remains in question. The so-called “reconciliation agreement” reached between the

Palestinian Fatah and Hamas factions in Cairo in May 2011 has created further challenges, as Hamas maintains its refusal to accept the three basic conditions set out by the International Middle East Quartet: namely, recognizing Israel’s right to exist as a sovereign nation; renouncing terrorism against Israel; and the acceptance of previous Palestinian commitments. Israel has expressed its willingness to negotiate without preconditions with Palestinian partners who accept the Quartet principles.

Israel currently maintains diplomatic relations with 159 countries. Israel established or re-established commercial, trade and diplomatic relations all of the republics of the former Soviet Union, nations of Eastern Europe, and other countries that had been aligned politically with the former Soviet Union. Furthermore, the last decade has shown a significant the growth of commercial, trade and diplomatic relations with most of the key Asian countries, including Japan, South Korea, China and India.

Since January 2011, there has been political instability and civil disobedience in numerous Middle East and North African countries including Bahrain, Libya, Egypt, Iran, Tunisia, Yemen and Syria. As Israel is situated in the center of this region, it closely monitors these events, aiming to protect its economic, political and security interests. While Israel is hopeful that these developments will lead to increased freedom and opportunity for the citizens of its neighboring countries, it remains concerned regarding the stability of the region. Fundamentalist regimes, such as Iran’s, present a deep concern for the international community and especially for states in the region. Throughout 2011 and into 2012, the prospect of a nuclear Iran has been at the center of both domestic and international geopolitical discourse. The implementation of strict international sanctions against Iran, combined with widespread international denouncement of Iranian nuclear ambitions, serve as evidence that the United States, EU and other world powers share Israel’s concerns. Prime Minister Benjamin Netanyahu has publicly stated that Israel aims to achieve a peaceful resolution to the situation; however, all options for preventing Iran from obtaining nuclear weapons remain on the table.

Membership in International Organizations and International Economic Agreements

Israel is a member of a number of international organizations, including the United Nations, the World Bank Group (including the International Finance Corporation), the IMF, the European Bank for Reconstruction and Development, the Inter-American Development Bank. Since September 2010, Israel has been a full member of the OECD.

Israel has been a signatory to the General Agreement on Tariffs and Trade of 1947 (“GATT”) since 1962 and it is a founding member of the World Trade Organization (“WTO”). In addition, Israel actively participates in multilateral initiatives conducted under the framework of the WTO, such as the Government Procurement Agreement and the Information Technology Agreement.

Israel has an extensive network of free trade agreements with most of its trading partners; among these are the United States, EU, EFTA, Turkey, Canada, Mexico and the MERCOSUR trade bloc (Brazil, Argentina, Uruguay and Paraguay). Approximately 60% of Israel’s foreign trade is conducted under its bilateral free trade agreements, which provide duty free access and other preferential treatment schemes. Israel is currently conducting free trade agreement negotiations with India and Colombia.

In 1975, Israel signed a free trade agreement with the European Economic Community (“EEC”) that provided for the gradual reduction and ultimate elimination of tariffs on manufactured goods and certain agricultural products. In July 1995, Israel signed an Association Agreement with the EU, which came into effect in June 2000. The 1995 agreement, which replaced the 1975 agreement, addresses issues relating to services, competition, government procurement and cooperation in many areas, including research and development (“R&D”). It also expands the liberalization in agricultural products. Two additional agreements providing for further liberalization in agricultural trade were implemented, the most recent of which became effective as of January 1, 2010.

In 1985, Israel and the United States entered into a free trade agreement that resulted in the elimination of tariffs on all industrial products, effective from January 1, 1995. The free trade agreement with the United States also resulted in the elimination of certain non-tariff barriers to trade between the two countries. In 2010, Israel and the United States concluded a work plan with the aim of upgrading their trade relations in areas such as agriculture and services. The two sides are conducting a standardization dialogue and have agreed to further enhance this cooperation.

Israel, with the assistance of the United States, has developed new regional trade agreements that stimulate economic cooperation between Israel and its neighbors in the Middle East. Israel signed a Qualified Industrial Zones (“QIZ”) agreement with Jordan in 1997 and a separate QIZ agreement with Egypt in 2004. These QIZ agreements allow Egypt and Jordan, respectively, to export products to the United States, free of export duties if the products contain inputs from Israel (8% input from Israel in the Israeli-Jordanian QIZ agreement, 10.5% input from Israel in the Israeli-Egyptian QIZ agreement). This trade initiative aims to support prosperity and stability in the Middle East by encouraging regional economic integration.

At the end of 2004, Israel and the EU approved an Action Plan (within the framework of the European Neighborhood Policy) to address several issues, including, but not limited to, services, dispute settlement for trade matters and standardization. Since 1996, Israel has participated in the EU Framework Programs for Research and Development, which allow Israeli firms and academic institutions to participate in EU-based R&D projects. Israel is the only country outside Europe to enjoy this special status, a status granted to Israel largely in recognition of its role as a key technological player in the global arena. In November 2002, Israel participated in the EU’s Sixth Research and Development Program and gained equal access to its EUR17 billion budget, enabling Israel's R&D proposals to receive the same consideration as those of other EU member countries. Israel has been fully associated with the Seventh Framework Program for Science and Technology (“FP7”) since it was launched at the end of 2006. FP7 has been operational since 2007 and will expire in 2013. The program, which is the biggest in the world involving academia, business and industry, has provided Israel with access to EUR50 billion in R&D funding from the EU. FP7 provides funding in the following areas: health, food, agriculture, biotechnology, information and communication technologies, nanosciences and nanotechnologies, energy, environment and climate change, transport and aeronautics, socio-economic sciences and the humanities, space and security. Additionally, FP7 allows mobility of research and promotes pioneering research. The program enables Israeli entities to cooperate in technological development with European industries, research institutions and universities, and to showcase Israeli technological abilities.

Thus far, 4,700 Israeli proposals have been submitted under FP7, resulting in approximately 1,300 successful Israeli proposals in 650 FP7 retained projects with a total value of EUR16.3 billion. The total grant value for Israeli entities currently stands at EUR475 million. In 2004, Israel joined the EU GALILEO, a program aimed at developing a space navigation system. In addition, Israel is an active participant in the EUREKA Network, Europe's leading platform for R&D-performing entrepreneurs and industries. An inter-governmental public network of 40 member countries and the EU, EUREKA supports R&D-performing businesses and institutions through funding and partner-matching services. On a yearly basis, EUREKA supports more than 300 collaborative projects in a variety of industries, totalling over EUR1.2 billion. Projects can be launched in virtually all industry fields and technological areas — information technology, manufacturing, water technologies, communications, biotechnology and energy. In July 2010, Israel took the reins of the EUREKA Network as its year-long Chair. Leveraging Israeli best practices in technological innovation, the Israeli EUREKA chairmanship focused on promoting a culture of innovation and developing new sources of funding for start-up companies, small and medium sized enterprises, and research institutions in Israel, throughout Europe and the world.

Israel is among EUREKA's most active participants; of EUREKA's 40 member countries, Israeli companies have partnered in more than 10% of all EUREKA’s projects. Israel’s chairmanship of EUREKA was led by former Chief Scientist Dr. Eli Opper and the Ministry of Industry and Trade, through MATIMOP — the Israeli Industry Center for Research and Development, which is the executive agency of the Office of the Chief Scientist.

THE ECONOMY

Overview

Israel’s economy is industrialized and diversified. GDP per capita in 2011 was $31,340, and between 2007 and 2011, real GDP growth averaged 4% annually. The global financial crisis had far reaching effects that impacted, both directly and indirectly, the economies of many countries around the world. Israel, however, was affected to a lesser extent; GDP growth in 2009 fell to 0.8% but recovered to 4.8% in 2010. Most of the systemic deficiencies that led to the development of the global financial crisis were not prevalent in Israel. Israel’s economic growth throughout and in spite of the global financial crisis can be attributed to the demand for high-tech products, the adoption of tighter fiscal policy, a relatively calm security situation and a less restrictive monetary policy. Except for the latter half of 2011, the last few years were characterized by overall growth in all components of GDP, including private consumption, investments and external trade.

Israel maintained a relatively high rate of growth, 4.8%, in 2011, though growth was moderate in the third and fourth quarters. The lower rates of growth in the second half of 2011 can be attributed to a deterioration of fiscal conditions in Europe and high levels of economic uncertainty around the world. The overall strength of the Israeli economy in 2011 was reflected in an improvement in the labor market, as the unemployment rate declined throughout the year reaching 6.8% by the end of 2011.

The composition of Israel’s trade of goods reflects the industrialized nature of its economy. In 2011, exports of goods consisted primarily of manufactured goods, and particularly high-tech products. Exports traditionally have been a significant part of Israel’s economic growth. Following an improvement in Israel’s security situation and a recovery from the global recession of the early 2000s, exports of goods and services gained momentum in the mid-2000s, averaging annual growth of 11.9% between 2005 and 2008. The global financial crisis, coupled with the lagged effect of an appreciation of the real exchange rate in 2008, had a negative impact on Israeli exports in 2009. Exports of goods and services declined by 12.6% in 2009 but increased significantly, by 13.4%, in 2010. Exports continued to increase in the first half of 2011, but declined in the latter half of the year. Nevertheless, exports expanded overall at a rate of 5.7% in 2011.

Historically, the Government has had substantial involvement in nearly all sectors of the Israeli economy. In the past 20 years, however, a central goal of the Government’s economic policy has been to reduce its role in the economy and to promote private sector growth. In order to advance this goal, the Government has pursued a policy of privatizing state-owned enterprises, including banks, the electricity sector and the ports. The Government has also pursued stability-oriented monetary and fiscal policies. Fiscal discipline has kept Israel's debt to GDP ratio on a declining trend over the last decade, with only a slight increase in 2009 as a result of the global financial crisis.

The Government is committed to price stability with an inflation target between 1% and 3%. In the last ten years, prices have risen by an average of 2.4% annually. The average rate of inflation stood at 3.3% in 2009, 2.7% in 2010 and 3.5% in 2011.

Gross Domestic Product

GDP is defined as gross national product (“GNP”) minus income of Israeli residents from investments abroad, earnings of Israeli residents who work abroad, and other income from work and leases abroad, less corresponding payments made abroad (after deduction of payments to foreign companies with respect to production facilities located in Israel).

Between October 2000 and the beginning of 2003, the GDP growth rate declined mainly due to the global economic slowdown following the bursting of the dot-com bubble, the September 11th terrorist attacks and the adverse effects of terrorism. Recovery began in 2003 and gained momentum between 2004 and 2008, with an average annual GDP growth of 5% during those years.

During the second half of 2008, the Israeli economy became vulnerable to the effects of the global economic crisis. Israel’s GDP growth fell from 5.4% in the first quarter of 2008 to -1.9% in the fourth quarter of 2008. In the first quarter of 2009, GDP continued to contract, with a negative growth rate of -2.6%. By the second quarter of 2009, however, the Israeli economy began to recover, as GDP expanded at a rate of 1.7%. During the third and the fourth quarters of 2009, GDP growth accelerated at the rates of 3.6% and 5.2%, respectively. Growth in these periods reflected an expansion in private consumption and exports of goods and services. Overall, annual GDP growth in 2009 was 0.8%.

Real GDP growth recovered in 2010, accelerating at an annual rate of 4.8%. In 2011, GDP continued to grow at a rate of 4.8%. Growth rates were uneven throughout 2011, with higher rates in the beginning of the year. GDP growth in the first quarter of 2011 stood at 4.7% and in the second quarter at 3.8%, and then slowed to 3.4% in both the third and fourth quarters.

GDP in 2011 amounted to NIS 871.8 billion, and business sector product amounted to NIS 630.3 billion (in each case, at current prices). Business sector product is calculated as GDP less certain general government services (government operations executed through private companies are included in business sector product), services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property). In 2011, government output (excluding government operations executed through private companies) and the product of services of private non-profit institutions amounted to NIS 134.7 billion, and housing services amounted to NIS 106.8 billion. Housing services grew by 2.8% in 2011, falling below the five year average of 4.6% growth for 2007 – 2011. In 2011, government output and the product of private non-profit institutions increased by 3.5%, which is consistent with the five year average of 3.2% growth for 2007 – 2011.

The leading business sector in 2011 was finance and business services, which comprised 25.8% of business sector product. Manufacturing was the second largest business sector in 2011, comprising 12.9%, while housing services was third, comprising 12% of business sector product. Other sectors, including agriculture, electricity, construction, transportation, education and health, together comprised the remaining 50% of business sector product in 2011. During 2009 – 2011, the share of manufacturing decreased by 1.1 percentage points, while the share of housing services increased by 0.8 percentage points.

Net domestic product (“NDP”) is defined as gross national income less subsidies on products, taxes on products and net income paid abroad. NDP increased by 4.6% in 2011. Agriculture, forestry and fishing experienced growth of 4.6% in 2011 compared to an 11.5% decline in 2010. Finance and business services grew by 7.5% in 2011, following growth of 4.3% in 2010. The electricity and water sector, which has consistently displayed the highest growth levels, posted significant growth of 40.2% in 2010 and 30.7% in 2011. Construction experienced growth in both 2010 and 2011 (9.3% and 8.5%, respectively) due to rising housing prices and as a result of the governmental policy of increasing housing supply by reducing the administrative processes required to obtain building permits.

Table No. 4

Main Economic Indicators
(In Billions of NIS Unless Noted Otherwise)

	2007	2008	2009	2010	2011
Growth (percent change)
Real GDP growth	5.5%	4.0%	0.8%	4.8%	4.8%
GDP growth per capita	3.6%	2.2%	-0.9%	2.9%	2.9%
Inflation (change in CPI – annual average)	0.5%	4.6%	3.3%	2.7%	3.5%
Industrial production	4.4%	7.4%	-6.0%	7.8%	1.9%
Constant 2005 prices
GDP	669.7	696.7	702.5	736.6	772.2
Business sector output	497.9	520.4	522.7	552.8	582.6
Current Prices
GDP	686.5	723.6	766.3	813.0	867.9
Business sector product	506.2	532.9	560.5	593.2	631.7
Permanent average population (thousands of people)	7,218.5	7,351.1	7,482.1	7,621.9	7,763.3

Source: Central Bureau of Statistics.

Table No. 5

Resources and Use of Resources
(In Billions of NIS at Constant 2005 Prices)

	2007	2008	2009	2010	2011
Resources
GDP	669.7	696.7	702.5	736.6	772.2
Imports of goods and services	298.5	305.2	262.6	296.1	322.5
Total	968.2	1001.9	965.1	1032.7	1,094.7
Use of resources
Private consumption	371.8	382.3	387.7	408.4	422.8
Public consumption	164.6	167.4	170.5	174.8	181.6
Gross domestic capital formation	135.8	136.4	125.9	133.0	161.0
Exports of goods and services	296.0	315.7	278.0	315.7	328.8
Total	968.4	1,002.3	967.1	1,032.2	1,092.9

Source: Central Bureau of Statistics.

Table No. 6

Net Domestic Product Percentage Change By Industry
(In Millions of NIS at 2005 Prices)

	2007 – 2008	2008 – 2009	2009 – 2010	2010 – 2011
Agriculture, forestry and fishing	3.1%	13.9%	-11.5%	4.6%
Manufacturing	2.5%	-2.8%	8.1%	-1.8%
Electricity and water	26.9%	14.7%	40.2%	30.7%
Construction (building and civil engineering projects)	-0.7%	1.9%	9.3%	8.5%
Commerce, restaurants and hotels	5.0%	1.9%	7.0%	4.6%
Transport, storage and communications	10.2%	-2.0%	5.1%	4.6%
Finance and business services	0.0%	1.9%	4.3%	7.5%
Housing services	4.2%	3.0%	1.9%	2.4%
Public administration	0.4%	1.9%	-0.5%	3.1%
Education	4.5%	3.3%	6.5%	4.6%
Health, welfare and social work	4.6%	1.9%	-2.4%	1.4%
Personal and other services	3.1%	9.6%	5.1%	7.0%
Imputed value of bank services	12.5%	-6.6%	2.0%	4.6%
Net Domestic Product	3.1%	1.9%	5.1%	4.6%

Source: Central Bureau of Statistics.

Savings and Investments

Gross domestic capital formation, the sum of investments in fixed assets and the change in inventories, increased by 21.1% in 2011 and 4% in 2010, following a decrease of 7% in 2009. In 2011, gross fixed investment increased by 16.6%, following an increase of 13.6% in 2010 and a decrease of 4.1% in 2009.

Israel's savings rate is close to the OECD average. In 2011, gross national saving as a percentage of GDP was 18.8%, a slight decrease from 2010 (18.9%), and lower than the rate in 2009 (20.3%). In 2011, the ratio of private saving as a percentage of disposable private income was 13%, following 13.2% in 2010 and 16.2% in 2009.

Business Sector Output

Business sector output in Israel equals GDP less general government services, services of private non-profit institutions and housing services (representing the imputed value of the use of owner-occupied residential property). Since 2003, business sector output has expanded at consistently high rates, averaging 6.1% annual growth between 2004 and 2008. The global economic crisis impacted business sector output starting in the second half of 2008, with total output growing in 2009 by just 0.3%. By 2010, growth had recovered to pre-2009 levels, as business sector output grew by 5.8%. Business sector output remained strong in 2011, expanding by 5.3%.

Table No. 7

Composition and Growth of Business Sector Output
(Annual Growth: Real Terms)

	2007	2008	2009	2010	2011	Percent of Total Business Sector, 2011
Trade and services	6.6%	3.2%	1.4%	4.5%	5.7%	60.5
Manufacturing	8.3	4.5	-5.1	9.9	2.0	20.8
Transport and communication	5.6	12.0	-1.8	7.2	2.8	10.4
Construction	3.5	4.3	0.7	9.2	10.9	8.1
Agriculture	-3.5	0.4	14.1	-9.1	3.9	2.8
Water and electricity	-2.3	24.1	-5.0	0.2	18.6	2.3
Total Business Sector	6.1%	4.5%	0.3%	5.8%	5.3%	100%(1)

(1)	Total does not add up to exactly 100% due to statistical margin of error and the exclusion of banking services.

Source: Bank of Israel.

Trade and Services.  The trade and services sector consists of retail and wholesale sales, professional services, banking, hotels and other services. Except for moderate growth in 2008 and 2009, this sector has expanded rapidly in the last decade, and grew by 4.5% in 2010 and 5.7% in 2011. Trade and services comprised over 60% of the business sector in 2011.

Manufacturing.  Manufacturing, excluding diamonds, increased at a rate of 2% in 2011, following an increase of 9.9% in 2010. The relatively low growth rate in 2011 is attributable to the global slowdown in the second half of 2011, mainly due to the debt crisis in the Europe.

Table No. 8

Manufacturing by Category
(Annual Real Percentage Change)

	2007	2008	2009	2010	2011
Food, beverages and tobacco	2.9%	-1.4%	-1.4%	2.7%	3.0%
Mining	-1.0	0.6	-10.3	12.1	-7.0
Textiles and clothing	-4.0	-3.4	-13.6	0.9	-5.1
Leather and leather products	6.3	-0.5	-17.7	9.9	-8.4
Wood and wood products	7.6	2.4	-8.8	6.4	4.4
Paper and paper products	4.1	-0.5	-1.0	4.9	0.0
Publishing and printing	-0.3	-3.0	-9.4	-2.4	-2.6
Chemical products and refined petroleum	-1.6	32.6	-7.9	19.2	-4.1
Rubber and plastic products	9.4	7.1	-12.2	15.8	6.8
Non-metallic mineral products	8.2	-1.7	-11.7	2.3	3.8
Basic metal	6.3	-6.7	-17.0	13.0	6.4
Metal products	2.4	1.3	-19.3	17.7	11.1
Machinery and equipment	10	16.0	-4.9	0.2	4.3
Electric motors	7.6	1.9	-12.8	6.2	0.5
Electric and electronic equipment	7.3	6.3	6.9	4.9	1.8
Communication equipment	12.8	-2.9	-13.5	-3.8	7.5
Transport equipment	13.1	13.3	-4.1	-5.2	6.2
Jewelry and goldsmiths	-7.8	-12.2	-19.3	-0.9	-4.7
Other	17.2	3.1	-4.9	5.4	-4.2
Total (excluding diamonds)	4.4	7.4	-6.0	7.8	1.9

Source: Bank of Israel.

Table No. 9

Industrial Production Index
(Base Year: 2004)

	2007	2008	2009	2010	2011
Index Level(1)	119.0	127.8	120.1	129.5	132.1
Annual Real Percentage Change	4.4%	7.4%	-6.0%	7.8%	2.0%

(1)	Excludes diamonds.

Source: Central Bureau of Statistics.

Transportation.  Buses are the primary mode of public transportation in Israel. Bus routes exist in all cities in Israel and connect Israel’s major cities, smaller towns and rural areas. Israel also has a network of over 18,000 kilometers of roads, including highways that link the major cities — Tel-Aviv with Haifa, Jerusalem and Be'er-Sheva. Government-owned railways run from Nahariya, on the northern coastline, to Dimona, in the south (via Be'er-Sheva), linking some of Israel’s major cities with the southern part of the State.

Since 1993, the Government has identified infrastructure improvement as one of its top priorities. In September 2003, the Government founded the Israel National Roads Company Ltd. (“INRC”), a Government Company (as defined below) (see “Role of the State in the Economy”), which is responsible for the inter-urban road system, traffic management and control, planning, development and maintenance of the roads and their safety. The budget for INRC projects in 2011 was approximately NIS 5.2 billion. In recent years, the Government has approved a number of major road construction projects, including the “Cross-Israel

Highway” — Israel’s North-South toll highway. The 86-kilometer central sections of this highway were opened to traffic in January 2004 and currently, the highway's total length is 136 kilometers. Other projects include the Carmel Tunnel (completed in 2010), an express toll lane at the east entrance to Tel-Aviv (completed in January 2011) and Highway 431, which serves south-eastern suburban Tel-Aviv (completed in 2009), and, unlike existing highways, is operating as a private financial initiative pursuant to a public-private partnership.

The Government considers the development of an advanced railway system as a top priority. In 2001, the Government issued a tender to establish a light rail build-operate-transfer (“B.O.T.”) project in Jerusalem. The first Jerusalem line began to operate in 2011. In 2010, the Government decided that the Government-owned Metropolitan Mass Transit System (NTA) will set up a light rail in metropolitan Tel-Aviv. The first Tel-Aviv line is expected to commence its operations in 2017. In 2008, the Government decided to invest NIS 27 billion over a period of five years in a rail development program. As part of this development plan (i) the old line between Jerusalem and Tel-Aviv (via Beit-Shemesh) was rehabilitated and opened to the public in April 2005, (ii) a direct and upgraded line between Jerusalem and Tel-Aviv is scheduled to commence its operations in 2017, (iii) the line between Tel-Aviv and Ben-Gurion International Airport was opened to the public in March 2005, and its extension through Modi’in was opened in 2008, (iv) the line between Tel-Aviv and Rishon Le-Zion was opened in 2011, and (v) several new and improved lines, such as the Kfar Saba-Rananna-Tel-Aviv line, and the Ashkelon-Be'er-Sheva line, are scheduled to commence their operations in 2015 and 2016, respectively.

In February 2010, the Government decided to embark on an ambitious program to develop the transportation infrastructure in the northern part (the “Galilee”) and the southern part (the “Negev”) of the State. The program, titled “Netivey Israel”, includes the construction of a series of railways and highways and the electrification of Israel's railway network. It is expected to play a crucial role in accelerating economic activity and shortening travel time between the State’s central and peripheral areas. The program is scheduled to be completed by 2020 at an estimated cost of NIS 27.5 billion.

Israel has three major seaports: Haifa and Ashdod, on the Mediterranean coast, and Eilat, on the Red Sea. During 2011, 45 million tons were handled at these three ports, including 2.4 million TEUS of containers. In July 2004, the Knesset decided to implement a structural reform of the seaports in order to enhance competition and improve efficiency, thereby strengthening Israel’s foreign trade. As mandated by legislation, the Israel Ports Authority ceased its operations on February 16, 2005 and was replaced by four Government-owned companies. The Israel Ports Development and Assets Company Ltd. is one of the four and serves as landlord of the ports’ real estate in Haifa, Ashdod and Eilat, and is responsible for developing and leasing those properties. The Ashdod Port Company Ltd., Haifa Port Company Ltd. and Eilat Port Company Ltd. are the three port-operating companies which received a mandate to operate port facilities that have been leased to them by the Government. Currently, the Government is conducting a bidding process to sell its shares of the Eilat Port Company to a strategic investor. Among the major projects are the development of the “Hayovel” terminal in Ashdod which commenced its operations in May 2005, and the “Hacarmel” terminal in Haifa, which commenced its operations in 2010. The Israel Ports Development and Assets Company Ltd. invested approximately NIS 3.9 billion in these two projects.

Israel has three international airports. The Airports Authority is responsible for maintaining, developing and operating the airports and their security in accordance with the directives of the Minister of Transportation. Israel’s main airport is Ben Gurion Airport in Lod which is located approximately 40 kilometers from Jerusalem and 20 kilometers from Tel-Aviv. Ben Gurion Airport served approximately 12.2 million passengers in 2011, compared to 11.4 million passengers in 2010, with flights to and from most major cities throughout the world. A new terminal opened at Ben Gurion Airport in November 2004 in order to increase its capacity, the financing for which relied exclusively on Airports Authority revenues and private project financing.

Communications.  The telecommunications market (not including television) presently constitutes approximately 4% (NIS 30 billion) of Israel’s Gross National Income. Israel’s communications market is characterized by fundamental technological and regulatory changes, large private investments (mainly in infrastructure), rapid development, and increasing levels of competition. The market currently comprises five infrastructure based domestic cellular operators, two of which started operations in 2012, and a number of new resale based operators. In addition, there are seven international telephony service providers and two fixed domestic telephony operators with universal service obligations.

While the Israel Telecommunications Corp. Ltd. (“Bezeq”) remains the main fixed telephony service operator, the cable companies have acquired more than 750,000 voice subscribers, mainly in the households segment, and now comprise more than 30% of this market. In September 2004, the domestic fixed telephone market was opened to competition after the Ministry of Communications promulgated regulations allowing new entrants to provide services without the attendant obligations to provide services over large areas. Under these regulations, five new operators were licensed to provide domestic fixed telephone services.

Israel has five cellular telephone network operators which provide digital technology and modern, third generation services. Three of these operators have long provided countrywide coverage, and the two additional operators are rolling out networks while offering services based on “national roaming” in the interim period. As of December 31, 2011, there were approximately 9.4 million cellular subscriptions, i.e. more than 1.2 cellular phones per capita. Total revenues for the cellular telephone market in 2011 were approximately NIS 17 billion.

Three major Internet service providers and about forty smaller ones serve more than 1.8 million users in Israel, which include more than 80% of households and businesses. Fixed broadband service in Israel is used in 99% of households that have Internet service, and speeds of up to 100 megabits per second are widely available. The cable companies and Bezeq are obligated to provide universal deployment of broadband Internet access service. The Israeli Public Broadcasting Authority had an official monopoly on television broadcasts through 1993. As of December 31, 2011, there were five public and commercial television channels in Israel, as well as one cable television operator and a single direct broadcast satellite operator.

Construction and Housing Prices.  Following years of low activity levels in the construction sector, in 2008 construction activity began accelerating due to high demand and rising prices in the housing sector. In 2011, investments in construction grew significantly, at 10.5%, following a high rate of growth of 12% in 2010. Residential construction starts expanded at 9.5% in 2011, 14.4% in 2010, 5.7% in 2009 and 7.1% in 2008.

Agriculture.  In 2011, agricultural exports totaled $1.4 billion, representing 2.4% of total merchandise exports. Agricultural value of production in 2011 was NIS 28.4 billion, of which livestock accounted for 39.8% and crops accounted for 60.02%. In 2011, 1.4% of all Israeli employees were working in the agriculture sector, compared to 1.62% in 2010. Investments in agriculture amounted to 1.63% of fixed investments in 2011.

The Government has implemented structural reforms in order to increase agricultural competition and productivity. In 1994, the Government launched a reform to eliminate production quotas for poultry, cattle and crops. In 1998, a reform in the dairy sector was launched, aimed at enhancing competition and efficiency and reducing pollution levels emanating from dairy farms. The effects of this reform may be observed in the diminishing number of dairy farms and the rising number of cows per farm. The reforms in the poultry, cattle, crops and dairy sectors facilitated a sizeable shift from manufacturing, marketing and financing of agricultural products through large co-operatives, which were heavily subsidized by the Government, to a system in which decisions regarding such matters are made by individual production units, which receive fewer subsidies from the Government.

Water.  The scarcity of natural fresh water resources is a problem not only in Israel, but also in the entire Middle East. Since 2000, the Government significantly increased investments in the water and electricity sectors. Israel is conducting ongoing discussions with Jordan and the Palestinian Authority regarding the allocation of water resources. The primary natural sources of fresh water in Israel consist of the Sea of Galilee, the eastern mountain region aquifer (partially situated in the West Bank) and the coastline region aquifer. To increase the availability and diversity of its water sources, Israel is developing large scale seawater desalination plants on its coast along the Mediterranean. Desalinated water produced in such plants is distributed through the national water system to all parts of Israel, including to the arid areas in the south.

Approximately 75% of Israel’s fresh water is distributed through Mekorot Water Co. Ltd., a Government Company. The remaining 25% of Israel’s fresh water is supplied by private water associations established by agricultural users and certain municipalities. During 2011, Mekorot designated NIS 1,030 million to capital investments relating to water distribution, an increase from NIS 611 million in 2010. In 2012, Mekorot's estimated annual budget for investments in water projects is up to NIS 1.2 billion.

Approximately 57% of Israel’s total water consumption and 39% of Israel’s fresh water consumption is used by the agricultural sector. Because most of Israel’s existing fresh water resources are already being utilized, Israel is constantly investing resources to develop additional water sources, mainly from treated wastewater and desalinated seawater. Desalination plants are being built by both local and foreign private sector companies through B.O.T. projects. When all of the plants are operational (expected 2013), the Government expects to purchase approximately 575 million cubic meters of desalinated seawater per year at an estimated annual cost of NIS 1.5 billion. In accordance with recent Government decisions, the costs of purchasing desalinated seawater will be covered by water tariffs. In 2011, the Government purchased approximately 290 million cubic meters of desalinated seawater from desalination plants in Hadera and the expanded existing plants in Ashkelon and Palmachim. By 2020, the Government expects to purchase approximately 750 million cubic meters of desalinated seawater per year from additional plants (Ashdod, Sorek, and Western Galilee) and to expand existing plants.

In addition, further development of agriculture involves intensifying the yield from irrigated land and the reuse of treated wastewater. Israel led the world with a water recycling rate of 80% (414 million cubic meters) in 2011; this is expected to increase to 95% by 2013. To address the relative shortage of water, Israeli companies have developed a number of sophisticated irrigation systems, including micro-drip systems which maximize irrigation efficiency. Israel has also increased its investments in technologies for the purification and improvement of contaminated groundwater. The Government budget for 2011 – 2012 includes provisions for both grants and loans to stimulate capital investment in these areas. The Government has also taken steps to facilitate the establishment of regional water and sewage companies. The purpose of these steps is to promote the efficient management of water and sewerage systems and to direct the revenues from these services to investments in water and sewerage infrastructure. In July 2001, the Knesset passed a law regulating the commercial relationship between the regional companies, the municipalities and consumers. As of April 2011, 52 regional companies were in operation, servicing approximately 5.6 million people.

Electricity.  Almost all electric power in Israel is supplied by the Israel Electric Corporation Ltd. (“IEC”), a Government Company that generates virtually all the electricity used in Israel (see “— Role of the State in the Economy — Israel Electric Corporation Ltd.”). In 1996, the exclusive franchise granted to IEC by the Government expired, the Electricity Sector Law was enacted, and the Public Utility Authority — Electricity (“PUA”) was established to supervise electric utility services and, among others things, regulate the prices associated with providing electricity to the public. The purpose of the Electricity Sector Law is to regulate activity in the electricity sector in the public interest, to ensure the reliability, availability, quality and efficiency of services, to create conditions for competition and to minimize costs. The law provides for transition periods during which IEC has been granted licenses to generate, transmit, distribute and supply electricity. IEC currently holds licenses to produce electricity at each of its 63 generation units. The generation and transmission licenses, as well as the licenses for distribution and supply, have been extended several times and are valid until January 1, 2013. The licenses may be further extended until January 1, 2014, after which date further extension will require another amendment of the law.

Under the Electricity Sector Law, the owner of a license for transmission or distribution is required to purchase electricity from other generators of electricity, and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. After the Electricity Sector Law was enacted, the Government passed several resolutions aimed to strengthen independent power production by, among other things, enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Accordingly, pursuant to these governmental resolutions, independent private producers of electricity may generate electricity and sell it directly to end-users using IEC’s transmission and distribution network. In recent years, the Government has reaffirmed and expanded its policy of encouraging competition by means of independent private producers. The Government’s goal is to achieve a competitive market in the generation segment of the electricity sector.

During 2009, the Government decided to set a 10% target for generation using renewable energy. In accordance with the Government’s decision, the Ministry of Energy and Water (previously known as the Ministry of Infrastructure) instated quotas for renewable energy technologies, such as wind, solar, thermal, photovoltaic, and biomass, and as a result, the PUA set an appropriate tariff for each such technology for the subsequent four year period. In 2010, the Government set a 20% target for reducing CO2 emissions by 2020. The emissions reduction plan, which is centered around energy efficiency, has been allocated a budget of NIS 2.2 billion lasting until 2020.

Energy

Israel’s main sources of energy are oil and coal. Israel is almost totally dependant on imported fuel for its energy requirements since domestic production of crude petroleum is negligible and Israel has no domestic production of coal. Most of Israel’s foreign oil is purchased in the open market. Pursuant to an oil supply arrangement between the United States and Israel, the United States has agreed to supply Israel with oil in the event of a failure of Israel’s oil supply.

In 2000, a substantial amount of natural gas was discovered near Israel’s Mediterranean shore. The discovery of the natural gas could reduce Israel’s dependence on imported oil. Exploration efforts have continued for new supplies of natural energy, and in January 2009, a substantial amount of natural gas was discovered in the Mediterranean Sea estimated at more than 8 trillion cubic feet (“TCF”). In December 2010, another natural gas reservoir was discovered which is estimated to hold more than 15.8 TCF of high quality natural gas. The natural gas reservoirs discovered in 2009 and 2010 are known as Tamar and Leviathan, respectively.

Israel has succeeded in significantly reducing its dependence on oil for the production of electricity by switching to coal-fired power stations located along Israel’s coastline, and by expanding a coal facility in Ashkelon. Currently, all of the coal used in Israel is imported. Israel purchases the majority of its coal from South Africa, the United States, Colombia and Australia. Smaller amounts of coal are purchased from other countries, including China. Because most of the coal used in Israel is low-sulfur coal, the shift to coal production has not had a significant environmental impact on Israel.

In 1997, the Government decided to establish natural gas infrastructure in Israel. In August 2003, the Government founded Israel Natural Gas Lines Ltd. (“INGL”), a Government Company that was established in order to supervise, control and operate the natural gas transportation system. Between 2004 and 2011, INGL has completed building the first stage of the national transmission system, connecting eight large power stations owned by IEC, two independent private producers of electricity and most of Israel’s largest industries.

INGL is currently planning a few additional transmission lines in order to connect Jerusalem and large industries in the north; in addition, a few duplication lines are planned in order to increase the transmission capacity. In February 2004, the first natural gas power station in Israel was inaugurated in Ashdod. It is anticipated that in 2013, 60% of all electricity production will be generated from natural gas operated power stations. The demand for natural gas is supposed to grow from 1.2 billion cubic meters (“BCM”) in 2004 to about 8 BCM in 2013 and will be supported by the discovery of Tamar and Leviathan (see “Balance of Payments and Foreign Trade — Foreign Investments”).

Israel is expected to have a natural gas shortage in 2012. One major cause of the shortage is the disruption in the gas supply from Egypt. Egyptian gas, which started flowing to Israel in 2008, has completely stopped flowing due to the occurrence of numerous explosions in the pipeline connecting Egypt and Israel. Israel has tried to mitigate the gas shortfall by increasing the speed of extraction from the Yam Tethis reservoir, which is Israel's only currently operating gas field. As a result of the increased extraction, the Yam Tethis reservoir will run out sooner than expected, and the current supply is lower than originally anticipated.

The gas shortage is expected to ease starting in November 2012, when the liquefied natural gas (“LNG”) buoy, which is currently being built by INGL, will begin operating and will allow the importation of LNG into Israel. Furthermore, by April 2013, it is expected that the supply from Tamar will begin, which will likely meet most, if not all, of the Israeli demand for gas. It is also anticipated that during 2012 exploration drilling will take place in approximately ten new locations in Israeli waters.

Table No. 10

Imports and Production of Crude Oil, Coal and Natural Gas
(In Thousands of Tons Oil Equivalent)

	2007	2008	2009	2010	2011
Imports
Crude Oil	10,428.1	11,003.2	11,213.8	10,768.9	9,289.0
Coal	12,344.5	12,797.0	12,316.4	12,774.2	13,489.7
Production
Crude Oil	20.7	1.7	2.14	2.13	1.2
Natural Gas(1)	3,817	2,745	2,398	2,916	2,341

(1)	The data used for natural gas are natural gas power stations, with no separation between local production and imports.

Source: Central Bureau of Statistics (Israel Energy Database).

Tourism

Tourism plays an important role in the Israeli economy. Israel’s tourist centers include Jerusalem, various religious sites, Eilat, the Dead Sea and the Mediterranean coast. Income derived from foreign tourism, excluding expenditures of foreign workers in Israel, has steadily increased since the middle of the last decade. In 2007 and 2008 foreign tourism revenues amounted to $2.2 billion (1.3% of GDP) and $3.3 billion (1.6% of GDP), respectively. In 2009, tourism revenues dropped to $2.7 billion (1.4% of GDP) but soon recovered, reaching record heights in 2010, at $3.7 billion (1.7% of GDP), and in 2011, at $3.8 billion (1.6% of GDP).

The unrest that began in late September 2000 resulted in an immediate drop in the number of tourists entering Israel. The total number of tourists entering Israel by air decreased significantly in both 2001 and 2002. Between the second half of 2003 and 2006, foreign tourism gradually increased due to the improving security situation in Israel and the recovery from the global recession of the early 2000s. In 2006, the Second Lebanon War led to a temporary decline in tourism. In 2007 and 2008, inbound tourism increased, reviving the pre-2006 trend. Operation Cast Lead, which began in December 2008 and ended in January 2009, had a limited effect on inbound tourism. The flow of inbound tourism recovered by the second quarter of 2009; however, the overall number of foreign tourists in 2009 declined by 10.6% compared to 2008, partially due to the global economic downturn. In 2010, 3.3 million tourists arrived in Israel, marking a new record for the State. In 2011, the number of tourists that arrived in Israel was 3.1 million, a 4.6% decrease compared to 2010.

The number of tourists visiting Israel increased by 3.1% through August 2012 compared to the same period in 2011. In 2011, tourist arrivals increased by 5.4% compared to 2010. In addition, the total revenue generated in domestic hotels from foreign visitors was $410 million in the first half of 2012, representing an increase of 6.2% compared to the first half of 2011. Based on data for recent years, it appears that the Arab Spring has had no significant effect on the Israeli tourism industry. Furthermore, the number of tourists visiting Israel has increased at an average annual rate of 5.4% since 2003.

Table No. 11

Tourist Arrivals by Area of Origin and Receipts
(Arrivals in thousands of people)

	2007	2008	2009	2010	2011
Asia	175.4	220.1	164.6	232.2	236.4
Africa	72.5	78.8	80.8	75.2	90.8
Europe	1,301.6	1,845.7	1,683.5	2,084.5	1,952.3
Americas
United States	541.6	616.6	548.0	620.2	592.2
Other	141.6	182.9	153.1	212.8	202.3
Oceania	24.7	30.9	27.6	36.9	34.2
Other	10.5	13.1	13.8	14.0	16.9
Total arrivals	2267.9	2988.1	2671.3	3275.7	3,124.9
Income from tourism ($ million)	2,209	3,265	2,742	3,708	3,783
Thereof: Expenditures of foreign workers in Israel ($ million)	$927	$1,014	$999	$1,060	$1066

Source: Central Bureau of Statistics.

Research and Development

The Government encourages investment in industrial R&D through advancing support and incentive programs created under the Law for the Encouragement of Industrial Research and Development. The objectives of the Government’s support for industrial R&D are, among others, to: foster the development of technology-related industries; create employment opportunities for Israel’s scientific and technological labor force; and improve Israel’s balance of payments by increasing exports of high-tech products and reducing reliance on imports of such products. In 2009, approximately 4.3% of GDP was invested in civilian R&D. Government support of civilian R&D, including general university funds financed by the Government, totaled, NIS 6.1 in the in the 2010 budget, NIS 5.9 billion in the 2009 budget, NIS 6 billion in the 2008 budget.

Israel participates in more than 34 international and bi-national industrial R&D joint ventures, several with the United States (e.g., BIRD-F, USISTC, and programs with the states of Maryland and Virginia), several with the EU (e.g., Eureka, Eurostars, Galileo, EEN and ISERD), Canada, India, Australia, Germany, China, France, Belgium, Italy, Ireland, Turkey, United Kingdom, Greece, Singapore, Portugal, South Korea, Sweden, Finland, Netherlands, Denmark, Czech Republic, Hungary, Brazil, Argentina and Uruguay. The 2012 budget includes NIS 495 million for the European R&D joint venture program, compared to NIS 739.5 million in 2011.

Prices

Since the end of 1991, the Government has announced annual inflation targets. The inflation target range for 2011 was, as in previous years, between 1% and 3%. During the last decade, the rate of inflation was 2.4% on average, near the middle of the Bank of Israel's target range. In 2011, the CPI averaged 3.5% (2.2% for December 2010 through December 2011). The rise in the CPI in 2011 was fueled by the increase in housing prices, as evidenced by a 5.9% rise in the housing component of the CPI. The CPI in recent years was within or close to the Government’s target range, averaging 2.7% in 2010 and 3.3% in 2009.

Since November 1993, the Bank of Israel has adjusted its key interest rate on a monthly basis. In September 2008, the slowdown in the global economy, coupled with falling inflation, led the Bank of Israel to gradually lower the interest rates. By April 2009, the key interest rate was lowered to 0.5%, but later that year, as Israel’s economy recovered, the interest rate was raised slightly. The gradual increase of the interest rate continued throughout 2010 and the first half of 2011. In June 2011, the Bank of Israel raised the interest rate to 3.25% and kept it at that level until September 2011. In October 2011, as inflationary pressures subsided and in light of the uncertainty that pervaded global economic conditions, the Bank of Israel lowered the nominal interest rate to 3%. In December 2011, the Bank of Israel lowered the interest rate by an additional 0.25 percentage points, to 2.75%.

The real interest rates, derived from the Bank of Israel’s key interest rate and inflation expectations, have decreased from more than 6% in mid-2003 to -0.15% by May 2011. By the end of 2011, that figure increased to 0.9%. The inflation expectation is derived from the difference between the nominal yields of un-indexed government bonds and real yields to maturity of CPI-linked government bonds. Prior to the global financial crisis, the real interest rate averaged 2.6% in 2007 and 1.7% in 2008. By April 2009, the real interest rate had turned negative, averaging -1% in 2009. Throughout 2010 and for the first five months of 2011, the real interest rate remained negative for the most part, averaging -1.2% in 2010 and 0.2% in 2011. The one year-ahead inflation expectation, which is derived from capital market conditions, averaged 1.8% in 2009, rose to 2.9% in 2010, and stood at 2.7% in 2011.

Table No. 12

Selected Price Indices
(Percentage Change, Annual Average)

Period	CPI	CPI (Excluding Housing, Fruits and Vegetables)	Wholesale Price of Manufacturing Output
2003	0.7%	2.4%	4.3%
2004	-0.4%	0.5%	5.3%
2005	1.3%	1.7%	6.2%
2006	2.2%	2.2%	5.6%
2007	0.5%	0.9%	3.4%
2008	4.6%	4.6%	9.6%
2009	3.3%	1.1%	-6.3%
2010	2.7%	1.7%	3.9%
2011	3.5%	2.8%	7.7%

Source: Central Bureau of Statistics.

Employment, Labor and Wages

In 2011, there was a slight increase in real wages (adjusted for inflation) of 0.3%, following an increase of 0.7% in 2010 and two consecutive years of decreases in 2008 and 2009. The increase in wages in 2010 and 2011 reflects the overall recovery in the State’s economy and is consistent with the reduction in the unemployment rate. Wages increased by 0.6% in the public sector and by 0.2% in the private sector. Nominal wages increased by 3.7% in 2011, 4% in the public sector and 3.6% in the private sector

Subsequent to the global financial crisis, there has been significant improvement in the labor market. The unemployment rate has decreased from 9.5% in 2009 to 6.8% as of September 2012. Employment has increased by 9.8% from 2009 and real wages have increased by 2.5% during the same period. The recent improvement in the labor market has contributed to a reduction in poverty in Israel. The percentage of families living in poverty decreased from 20.5% in 2009 to 19.8% in 2010 (the most recent year for which such data are available), the lowest percentage since 2003. Meanwhile, the percentage of individuals living below the poverty line decreased from 25% in 2009 to 24.4% in 2010. The percentage of children living in poverty decreased by 1%, from 36.3% in 2009 to 35.3% in 2010, while the incidence of poverty among working families in 2010 was 13.2%. Concerning different demographic groups, the incidence of poverty among haredi Jews was 55% in 2010, almost 1% lower than in 2009. The poverty rate among Arabs was 53.2% in 2010, which was unchanged from 2009. In 2010, the incidence of poverty among single parents with dependents was 30.5%, a 2% decrease from 2009, and the poverty rate among families with children was 26.6%, which was largely unchanged from 2009.

After an increase in the State’s unemployment rate, caused by the global economic downturn in 2009, the unemployment rate recovered and declined gradually reaching a historical low of 7% in 2011. The unemployment rate has been in an overall declining trend since 2003; it was reduced gradually from a high rate of 13.4% in 2003 to 12.9% in 2004, 11.2% in 2005, 10.5% in 2006, 9.1% in 2007 and 7.7% in 2008. As a result of the global financial crisis and the slowdown in the Israeli economy, the unemployment rate increased to an average of 9.4% in 2009. In the second half of 2009 the unemployment rate once again declined, reaching 8.3% in 2010.

The labor force participation rate (the labor force as a percentage of the population over the age of 15) stood at 62.6% in 2011, just slightly above the 2010 rate of 62.5%, continuing the gradual upward trend it began in 2002 when it stood at 58.9%. The participation rate is negatively affected by the ultra-religious, non-working population in Israel. The increase in the participation rate and the number of Israelis employed is attributed to, among other factors, overall economic growth and the successful implementation of the Government’s policy to cut transfer payments and lower taxation on labor.

As of September 2012, the unemployment rate in Israel was 6.8% and the participation rate was 64.1%. The average monthly wage increased from approximately $2,170 in January 2012 to approximately $2,197 in June. The overall participation rate increased from 62.7% in January 2012 to 64.1% in September, leading to an increase in employment. The average monthly wage increased in the first half of 2012 by 6.5%.

The unemployment rate in 2009 was relatively high (8.3%), and decreased in 2010 and 2011 to the low levels that existed before the global financial crisis. Since the beginning of 2012, unemployment levels have been relatively stable (6.8% on average). Since 2009, the unemployment rate among women has been lower than among men.

The wave of Eastern European immigrants that immigrated to Israel following the collapse of the USSR led to significant growth in the Israeli labor force beginning in 1990. Despite the initial difficulties experienced by many of the professional and highly skilled immigrants in finding suitable employment, statistical data regarding employment trends in Israel suggest that immigrants have been successfully integrated into the labor market and were for the most part able to find employment suited to their educational level and employment qualifications. One important factor in this integration has been the growth in demand driven by Israel’s high-tech companies, which matched the educational and professional background of many of the new immigrants.

Table No. 13

Principal Labor Force Indicators
(Annual Average — figures in Thousands unless noted otherwise)

	2007	2008	2009	2010	2011
Permanent average population	7,219	7,351	7,482	7,622	7,763
Population aged 15+	5,142	5,233	5,399	5,489	5,585
Civilian labor force(1)	3,157	3,232	3,346	3,428	3,496
Labor force participation rate(2)	61.4%	61.8%	62.0%	62.5%	62.6%
Unemployment rate	9.1%	7.7%	9.4%	8.3%	7.0%

(1)	The sum of the number of workers and the number of job seekers.
(2)	Civilian labor force as a percentage of the population over the age of 15.

Source: Central Bureau of Statistics.

Table No. 14

Unemployment Data by Demographic Group

	2007	2008	2009	2010	2011
Men	8.9%	7.5%	9.9%	8.8%	7.3%
Women	9.7%	7.9%	9.2%	7.9%	6.8%
Population aged 25 – 64	7.5%	6.5%	8.3%	7.2%	6.1%

Source: Central Bureau of Statistics.

Table No. 15

Employment Data
Nine Months Ended September 31, 2012
(Wages in USD at current prices)

Month	Average Wage	Participation Rate	Unemployment Rate
January	$2,170	62.7%	6.8%
February	$2,141	62.4%	6.7%
March	$2,228	63.2%	7.1%
April	$2,167	63.5%	6.7%
May	$2,163	63.9%	6.9%
June	$2,311	63.6%	7.1%
July	—	64.1%	6.6%
August	—	64.3%	6.8%
September	—	64.1%	6.8%
Average	$2,197(1)	63.5%	6.8%

(1)	Represents the average wage for January – June 2012, the most recent period for which such data are available.

Source: Central Bureau of Statistics.

In 2011, Israel’s population totaled 7.76 million, an increase of 1.9%. The population has grown at a steady pace of around 1.8% – 1.9% since 2006. The civilian labor force increased by 1.8% in 2011, in tandem with the population growth rate. Of the 3.3 million employed in the labor force, 30% worked in the public sector in 2011.

One of Israel’s most important resources is its highly educated work force. Based on 2009 statistics, approximately 29% of adults between the ages of 25 and 64 held university or technical degrees. Utilizing its highly educated population, Israel has developed a technology-based and export-oriented economy. In 2010, 30% of the Israeli work force consisted of employees with an academic, scientific, technical or related professional background, while 23% consisted of administrative or managerial employees. These percentages compare favorably with the percentages of such workers in other developed countries. The employment qualifications of recent immigrants have been consistent with the high quality of the Israeli work force, with two-thirds of immigrants from the former Soviet Union consisting of scientists, engineers or technical staff.

Table No. 16

Structure of Employment in Israel
(Employed Persons by Industry, as Percent of Total Employees)

	2007	2008	2009	2010	2011
Employment by Sector
Public Sector Employment	29.6%	29.4%	29.8%	30.0%	30.3%
Private Sector Employment	70.4%	70.6%	70.2%	70.0%	69.7%
Employment By Industry
Agriculture	1.6%	1.7%	1.7%	1.6%	1.4%
Manufacturing	15.7%	15.6%	14.6%	14.2%	13.8%
Water and electricity	0.6%	0.7%	0.7%	0.7%	0.8%
Construction	5.6%	5.4%	5.1%	5.4%	5.4%
Trade	13.4%	13.6%	13.3%	13.2%	13.3%
Catering	4.6%	4.7%	4.6%	4.6%	4.6%
Banking and financial services	3.5%	3.6%	3.9%	4.0%	3.9%
Business services	14.0%	14.0%	14.5%	14.6%	14.2%
Public administration	4.5%	4.7%	4.6%	4.6%	4.8%
Education	12.8%	12.6%	12.5%	12.5%	12.7%
Health, welfare and social work	10.0%	9.9%	10.2%	10.3%	10.1%
Transport	6.4%	6.3%	6.5%	6.5%	6.5%
Personal and other services	4.6%	4.7%	5.0%	5.0%	5.1%
Services for households by domestic personnel	1.8%	1.7%	1.9%	1.9%	1.7%
Other	0.9%	0.9%	1.0%	1.0%	1.6%
Total workers(1) (thousands)	2,682	2,777	2,841	2,938	3,025

(1)	Israeli workers only.

Sources: Central Bureau of Statistics.

Role of the State in the Economy

Historically, the Government has been involved in nearly all sectors of the Israeli economy, particularly in defense-related and monopolistic businesses and industries. Before the privatization process started, ownership of industry in Israel was divided among the Government, the organization of trade unions (“Histadrut”) and the private sector, with the Government and the Histadrut owning prominent interests in several key industries. In recent decades, the Government has made progress towards the privatization of state-owned enterprises and introduced structural competitive changes in several sectors of the economy. As part of the privatization process, the Government has implemented structural market reforms aiming to enhance competition in certain essential monopolistic sectors such as the communications sector, oil refineries and the seaports. In addition, the Government has begun the process of introducing competition in additional sectors and industries, such as the electricity sector and capital markets.

As of December 2011, there were 96 state-owned enterprises, 35 of which were conventional business-oriented enterprises. The remaining state-owned enterprises include, among others, funds established as investment vehicles, academic and educational institutions, real estate companies, and social services providers.

State-owned enterprises are divided by law into two main categories: Government Companies (including their Government Subsidiaries) and Mixed Companies. In addition to state-owned enterprises, there are statutory corporations, which are established pursuant to specific laws regulating their operations and governance structures.

“Government Companies” are companies in which the Government owns more than 50% of the voting shares or the right to appoint more than half of the members of the board of directors. Government Companies are subject to the Israeli Government Companies Law and the regulations promulgated thereunder (collectively, the “GCL”). In addition, the Government Companies Authority regularly issues circulars in accordance with the GCL. A substantial part of the GCL is dedicated to corporate governance of Government Companies and the circumstances under and procedures by which the Government may sell shares in or reorganize Government Companies.

Government Companies play a significant role in the Israeli economy. In 2011, they employed 1.9% of the Israeli work force, accounted for 7.1% of total exports and comprised 5.5% of fixed assets investments. These companies include several public utilities, monopolies and defense companies.

“Mixed Companies” are companies in which the State owns 50% or less of the voting shares or has the right to appoint less than half of the members of the board of directors. Under the GCL, Mixed Companies are not subject to the same degree of regulation as Government Companies. However, Mixed Companies are subject to certain provisions of the GCL, including qualifications and approvals required for the appointment of certain directors by the Government.

The Government has initiated a number of regulatory arrangements to increase competition in certain sectors. These arrangements focus on the introduction of privately-owned companies as competitors to state-owned enterprises in sectors in which the Government wishes to increase competition. The pace of privatization is dependent upon further regulatory and structural reforms and the formulation of policies that will define the post-privatization environment in which these companies will operate. The development and implementation of some of these policies and reforms may take a considerable period of time.

Privatization.  Privatization is an essential element of the broader market reforms initiated by the Government over the past several decades aiming to promote the growth of the private sector, mainly by enhancing competition. Privatization efforts have included the full or partial sale of state-owned companies and banks and the transfer to private entities of activities that were previously performed by Government Companies or statutory corporations.

In total, between 1986 and 2009, 96 government companies changed their status from Government Companies to either Mixed Companies or fully-private enterprises. The proceeds stemming from these privatizations totaled $14.2 billion. The most significant individual privatization transactions, measured by revenue, have been: Israel Chemicals Ltd. in 1992; Zim Integrated Shipping Services in 2003; Bezeq, the Israel Telecommunication Corp., Ltd. in 1997 – 2005; El Al Israel Airlines Ltd. in 2003 – 2007; and Oil Refineries Ltd. in 2006 – 2007. In parallel, the Government has sold its shares in the major Israeli banks that came into state ownership following the 1983 banking crisis. The State remains a minority shareholder only in one bank — Bank Leumi, in which it currently holds 6.03%.

The implementation of the privatization policy includes a reduction of the State’s holdings in Government Companies, as well as an increase in the number of Government Companies through the consolidation and transformation of various Government units and statutory authorities. In addition, the Government has implemented structural changes to the external controls system, aiming to implement high standards of accounting controls, improve civil services and increase competition in the infrastructure industry. As part of the revised external controls structure, in July 2002 the State enacted new legislation based on provisions of the U.S. Sarbanes-Oxley Act of 2002. This legislation provides for, among others, accuracy and transparency in financial statements and internal controls systems of Government Companies. Under this legislation (and similar to Section 404 of the Sarbanes-Oxley Act), Government Companies holding or managing assets in excess of NIS 400 million are required to submit statements regarding the scope, adequacy and effectiveness of their internal control procedures for financial reporting, attested to by their accountants.

Table No. 17

Selected State-Owned Companies
(as of December 31, 2011)(1)
(in millions of dollars, except percentages)

Company Name	Direct/ Indirect Government Ownership	Total Assets	Long-Term Liabilities	Total Revenue
Israeli Electric Corp. Ltd.	99.8%	21,634	14,663	6,420
Israel Aerospace Industries Ltd.	100.0%	4,605	440	3,218
Rafael-Advanced Defense Systems Ltd.	100.0%	1,987	268	1,853
Israel Ports Development & Assets Company Ltd.(2)(3)	100.0%	1,480	4	196
Ashdod Port Company Ltd.(2)(3)	100.0%	1,040	317	289
Haifa Port Company Ltd.(2)	100.0%	657	138	181
Eilat Port Company Ltd.(2)(3)	100.0%	68	14	30
Israel Railways Ltd.	100.0%	5,495	3,624	472
Mekorot Water Company Ltd.(3)	92.3%	3,858	1,611	1,274
Israel Postal Company Ltd.	100.0%	1,182	402	466
Israel Natural Gas Lines Company Ltd.	100.0%	1,098	834	90

(1)	Based on consolidated NIS denominated financial statements prepared in accordance with Israeli generally accepted accounting principles. Amounts in dollars were converted from NIS at the applicable exchange rates for December 31st set forth in Table No. 1.
(2)	Spun-off from the Ports Authority in 2004.
(3)	According to draft 2011 financial statements.

Sources: Ministry of Finance, Government Companies Authority.

Below are summary descriptions of certain of the state-owned companies set forth in the above table, including specific steps planned or taken by the Government to prepare such companies for privatization or reform their structures and operations:

Israel Electric Corporation Ltd.

IEC is a monopoly supplying most of Israel’s electricity demand. Since 1996, IEC has been regulated under the Electricity Sector Law and the regulations promulgated thereunder. Since the enactment of the law, the Government and several ministries have made a number of decisions and recommendations regarding the electricity sector, some of which were subsequently adopted as amendments to the law.

The purpose of the Electricity Sector Law is to regulate activity in the electricity sector in the public interest, to ensure the reliability, availability, quality and efficiency of services, to create conditions for competition and to minimize costs. The Electricity Sector Law’s numerous amendments outline the separation of activities in the electricity sector — generation, transmission, distribution, and supply of electricity — among several entities. The law provides for, among other things, tariff supervision (including efficiency incentives) regulating IEC’s profits and the prices it can charge consumers, and licensing requirements pursuant to which IEC holds temporary licenses that permit it to conduct its business. The law provides for a transition period during which IEC has been granted licenses to generate, transmit, distribute and supply electricity. IEC currently holds licenses to generate electricity at each of its 63 generation units. The generation and transmission licenses, as well as the licenses for distribution and supply, have been extended several times and are valid until January 1, 2013. The licenses may be further extended until January 1, 2014, after which date further extension will require another amendment of the law.

Under the Electricity Sector Law, the owner of a license for transmission or distribution is required to purchase electricity from other generators of electricity, and to enable other licensed generators to use the same transmission and distribution channels to supply electricity to their own customers. After the law was enacted, the Government passed several resolutions aimed to strengthen independent power production by, among other things, enabling entrepreneurs in the free market to invest in the construction and operation of generation units. Accordingly, pursuant to these governmental resolutions, independent private producers of electricity may generate electricity and sell it directly to end-users using IEC’s transmission and distribution network. In recent years, the Government has reaffirmed and expanded its policy of encouraging competition by means of independent private producers. The Government’s goal is to achieve a competitive market in the generation segment of the electricity sector.

In September 2010, the Ministry of Finance, the management of IEC, the Histadrut and the employees’ union of IEC reached certain understandings regarding possible principles of an outline for structural change that are essentially different from the provisions of the Electricity Sector Law and have not been approved by the Government or authorized by governmental officials. For the understandings to become legally binding, the Electricity Sector Law would need to be amended substantially, and related governmental and administrative decisions and actions would also be required. Accordingly, there is uncertainty as to which of these understandings will be implemented, if any, and whether other structural changes, including those outlined in the Electricity Sector Law, will be implemented in the future.

In June 2008, the Government adopted a resolution approving the incorporation of two new Government Companies to operate in the electricity sector: (1) System Management Company Ltd., which will manage the electricity sector; and (2) New Electricity Generation Stations in Israel Ltd., which will handle the establishment and operation of the new power stations. Currently, System Management Company Ltd. is inactive, while New Electricity Generation Stations in Israel Ltd has been appointed a CEO.

Defense Oriented Companies

Israel Aerospace Industries Ltd. (“IAI”), Israel Military Industries Ltd. (“IMI”) and Rafael-Advanced Defense Systems Ltd. (“Rafael”) are three defense-oriented Government Companies. Currently, the State holds 100% of each of these companies. Rafael was formerly part of the Ministry of Defense and in January 2002 was converted into a Government Company. In 2007, IAI raised $250 million on the TASE through the issuance of bonds, followed by an additional bond issuance on the TASE in the amount of $110 million. The Government has not reached any decision regarding the privatization of the three defense-oriented companies, although the issue is subject to ongoing review.

Ports Companies

The Ports Authority, which had centralized operations, assets and control of all of Israel’s ports, was traditionally one of the strongest and most significant monopolies in Israel. In July 2004, the Knesset passed a law to abolish the Ports Authority and to divide its activities among three newly-formed Government Companies, each responsible for operating one of the Haifa, Ashdod or Eilat ports. An additional Government Company would hold and manage the ports’ assets and lease them to the three port operating companies. A Shipping Authority was also established by the Ministry of Transportation. In February 2005, the Ports Authority was abolished and the four companies commenced operations.

As part of the privatization process, the three port operating companies are expected to become competitive and portions of these companies are to be sold to private investors. In September 2009, the Government reached a decision regarding the gradual privatization of the Ashdod and Haifa port companies. The policy contemplates the sale of predetermined percentages of the Government’s holdings in these companies in several stages. In 2010, a ministerial committee for privatization decided that the Government will sell all its holdings (100%) in the Eilat Port Company through a private sale. In 2011, the GCA advertised in the press the intent of the Government to sell its holdings in the company. The Government accepted official bids, and the bidders were given access to an electronic data room and allowed to review the company’s material documents. In January 2012, five bidders submitted business plans and in May 2012, the Monetary Committee of the Knesset approved the privatization plan.

The total volume of traded goods transferred through Israel’s ports was 43.2 million tons in 2010 and 44.5 million tons in 2011.

Israel Postal Company Ltd.

Israel Postal Company Ltd. and its subsidiary, the Postal Bank Ltd., were established in March 2006 to replace the Israel Postal Authority. These Government Companies were established as part of a comprehensive reform in the Israeli postal sector, which included, among others, opening the postal sector to competition, licensing the operations of the companies and setting fees for postal services.

In September 2006, the Government passed a resolution in principle according to which the Postal Company, including the Postal Bank, would be privatized in two stages: during the first stage, up to 49% of the companies’ shares will be offered on the TASE. During the second stage, the remaining shares will be sold to strategic investors. In order to implement this resolution, a mandatory privatization decision of the Ministerial Committee for Privatization is required. As of December 31, 2011, such decision had not been made and the privatization process had not begun. The Ministry of Telecommunication and the Ministry of Finance are promoting an amendment to the Postal Law that will enhance the status of the Postal Bank as an independent subsidiary of the Postal Company and its financial services.

Israel Railways Ltd.

Israel Railways was separated from the Ports and Railways Authority pursuant to a December 2002 amendment to the Ports and Railways Authority Law. In 2003, Israel Railways began operating as a Government Company and commenced a five year, $4.5 billion investment plan. In August 2007, this plan was updated and expanded to $7.8 billion, to be implemented in 2003 – 2013. In 2008, the Government and the company entered into a new infrastructure and investment agreement. This agreement, together with the investment plan, is expected to have a long term positive impact on the Israeli transportation system and the Israeli economy generally. In 2004, the Government and Israel Railways signed an agreement that set forth the principles applicable to the State’s subsidization of the company’s ongoing activity. This agreement was renewed most recently in 2009, and is expected to be further renewed in the future. As consideration for the subsidies, the company committed to implement the government policy in the railways transportation system.

During 2010 to 2012, the Ministries of Finance and Transportation held discussions with Israel Raiways’ employees and the Histadrut regarding making structural changes in the company. After protracted negotiations, the parties reached an agreement, which was made effective through a Government decision to establish two railway subsidiaries: (1) Israel Railways Cargo Company Ltd., which will handle transportation of cargo and development; and (2) Israel Railway Stations Development Company Ltd., which will handle the development of the railway station compounds. In addition, the employees agreed to outsource 30% of the maintenance work relating to the mobile electrical equipment.

Government Subsidies

Prior to 1985, the Government heavily subsidized certain segments of the Israeli economy, including basic foodstuffs and agricultural products. Since 1985, the level of direct government subsidies has been significantly reduced. The remaining direct government subsidies consist primarily of subsidies for public transportation and industrial research and development. Additional subsidies are provided in the fields of agricultural production, encouragement of small businesses, as well as capital investment. Government subsidies for public transportation totaled NIS 2.7 billion and NIS 3.3 billion during 2010 and 2011, respectively. Government subsidies for industrial research and development totaled approximately NIS 1.08 billion and NIS 1.23 billion during 2010 and 2011, respectively.

Economic Incentives

The Government provides significant assistance to the manufacturing sector under laws designed to encourage investment in approved enterprises, mainly in peripheral regions of the State. A project that qualifies as an “approved enterprise” is eligible for assistance in the form of cash grants or tax benefits.

For the purpose of determining eligibility for grants, three industrial regions were identified: Region A, generally the most remote regions of the State; Region B, generally the peripheral regions of the State (closer to the central regions than Region A); and Region C, all other regions. The grant rate for Region A is 20% for investments, compared to 0% for Regions B and C for all levels of investments. The Negev area has a unique grants program where the rate of grants can reach up to 28% for investments of up to NIS 140 million and up to 30% for investments above this limit.

In 2009, the Government implemented an ongoing program aimed at encouraging employment in the peripheral regions of Israel, in Region A and among populations with low participation rates. Under this program, industrial factories and companies in some of the services industries that increase the number of employees will be eligible for grants of up to 35% of salary for 30 months. This program was implemented in the beginning of 2009. In addition, industrial factories and companies in some of the services industries that increase the number of employees who gain high salaries in Region A, are eligible for grants of up to 40% of salary for up to four years.

In the 2011 budget, the Government commitment for investment grants to the manufacturing sector totaled NIS 496 million, compared to NIS 1.28 billion and NIS 420 million in the 2010 and 2009 budgets, respectively. The Government commitment for salary grants totaled NIS 275 million in 2011, compared to NIS 190 million and NIS 153 million in the 2010 and 2009 budgets, respectively.

Beginning in January 2011, due to a change in legislation, the grant rate in Region A is 20% for investment, with an additional optional grant of up to 10% for innovative investment, and the grant rate for Region B and Region C is 0% for all levels of investments.

Kibbutzim and Moshavim

Kibbutzim are collective settlements that traditionally were primarily agricultural. However, most kibbutzim now derive a majority of their revenues from manufacturing, tourism and other services. There are approximately 266 kibbutzim in Israel with approximately 140,900 inhabitants. Moshavim are cooperative settlements, most of which consist of individual owners of small farms. Moshavim derive a large percentage of their revenues from agriculture. There are approximately 442 moshavim with approximately 285,000 inhabitants. Kibbutzim and moshavim both experienced financial crises in the 1980s.

In 1988, the Government and the bank creditors of the moshavim agreed on a rescue and recovery program for the moshavim. In 1992, the Knesset approved legislation requiring the voluntary discharge of part of the moshavim’s bank debt, partial repayment of outstanding debt by the moshavim using the proceeds of certain mandatory asset sales by the moshavim, and restructuring of the remaining of the moshavim’s debt at below-market interest rates. The total outstanding amount of the moshavim’s debt subject to the 1992 legislation, as of December 31, 2011, is NIS 19.2 billion. Implementation of the 1992 legislation remains ongoing, and as of December 31, 2011, the 1992 legislation had been implemented with respect to approximately 99.3% of the individual moshavim members and 100% of the moshavim union obligors with regard to the moshavim’s debt.

In 1989 and 1999 the kibbutzim, their bank creditors and the Government signed a series of agreements targeting the establishment of a rescue and recovery program for the kibbutzim. In accordance with these agreements, an aggregate debt of NIS 15.89 billion (calculated as of December 31, 2007) was voluntarily discharged and written off by the banks, out of which NIS 6.66 billion was paid to the kibbutzim’s bank creditors by the Government. An additional NIS 13.3 billion of the kibbutzim’s outstanding bank debt was restructured and funded entirely by below-market loans extended by the Government to the kibbutzim’s creditors. As of December 31, 2011, the remaining outstanding debt of the kibbutzim amounted to NIS 0.9 billion.

The Environment

Since the establishment of the Ministry of Environmental Protection (“MOEP”) in 1989, Israel has enacted many laws and regulations relating to the protection of the environment. The MOEP seeks to, among other things, (i) incorporate environmental considerations into decision-making and planning processes; (ii) promote sustainable development; (iii) implement programs for pollution control, monitoring and research; (iv) develop and update legislation and standards, and ensure effective enforcement and supervision; (v) improve environmental education and awareness; and (vi) advance regional and global cooperation on the environment.

The State’s environmental legislation encompasses laws for the protection of natural resources, for the abatement and prevention of environmental nuisances and for the safe treatment of certain contaminants and pollutants. Israel’s legislation also includes comprehensive laws, such as the Planning and Building Law and the Licensing of Businesses Law, which provide a framework for controlling the use of resources and promoting sustainable development. Planning authorities view environmental considerations as an integral part of the planning and licensing process and objections are frequently based on environmental issues.

Israel has ratified nearly all of the major international conventions on environmental protection and ensured that its national legislation conforms to these conventions. Israel is a party to international conventions on such subjects as climate change, trans-boundary movements of hazardous waste, protection of the ozone layer, biological diversity, wetlands protection, international trade in endangered species and protection of the Mediterranean Sea from pollution. Israel ratified the Kyoto Protocol to the UN Framework Convention on Climate Change (the “UNFCCC”) in February 2004 and soon thereafter created a Designated National Authority (“DNA”) for the Clean Development Mechanism (“CDM”). The CDM in Israel provides investors from countries under Annex I of the Kyoto Protocol with opportunities to implement projects in a wide variety of fields, most notably in the waste and energy sectors. By December 2011, 67 projects had been approved by the DNA, of which 22 have been registered with the UNFCCC.

The Israeli Ministerial Committee on Environmental Protection and Climate Change appointed a committee to prepare its recommendation for a national plan for the mitigation of greenhouse gas (“GHG”) emissions in Israel. The committee submitted its findings to the Government, and in November 2010 a national plan was approved for the reduction of GHG emissions to meet the national target, i.e., the reduction of GHG emissions by 20% by 2020 (as compared to a scenario where no measures are taken to reduce such emissions by 2020). The MOEP is currently in the process of preparing guidelines for tracking the actual reduction on a year-by-year basis to assess the effectiveness of the various reduction measures, and to review the necessity for revising policy measures and budgetary allocations.

Within the framework of the national plan, the Government allocated NIS 2.2 billion for the implementation of abatement measures up to the year 2020, which will be carried out by the relevant ministries. The MOEP was allocated a part of the budget, and one of its responsibilities, together with the Ministry of Industry, Trade and Labor, is to allocate funds to support investments in projects that reduce GHG emissions in the industrial, commercial and municipal sectors. A mandatory requirement for all projects is the submission of a verified annual emissions reduction report to the MOEP. The first segment of the program, whose submission deadline was in the beginning of November 2011, provides funding for 76 projects, which are expected to result in a significant reduction in GHG emissions by 2020. The second segment of the program will be open for project applicants in May 2012. A voluntary registry for the reporting and accounting of GHG emissions was launched in July 2010. Some 30 companies and organizations have joined and 21 have reported on their GHG emissions since 2010. In order to affirmatively recognize companies and organizations that joined the registry and reported their GHG emissions, an awards program has been established with certificates of recognition signed by the Minister of Environmental Protection.

In recent years, Israel has enacted several environmental laws and regulations, ranging from regulations on the collection of beverage containers (deposits) for recycling (enacted in 1999, and amended in 2010) to several sets of regulations on the prevention of water pollution, including requirements for wastewater treatment plants to stabilize and treat the sludge generated for agricultural use or soil conditioning (enacted in 2004). Revised regulations on environmental impact assessment, which introduce environmental considerations in earlier stages of planning and decision making and incorporate sustainable development principles, came into force in September 2003. In January 2004, regulations were announced to implement the Montreal Protocol (amended in 2009), by restricting production, consumption, importation and exportation of substances that deplete or are likely to deplete the ozone layer. In August 2004, the Knesset enacted the Law for the Protection of the Coastal Environment, which acknowledges the coastal environment as a national resource that must be protected for the benefit and enjoyment of the general public and establishes principles for the sustainable management, development and use of the coastal environment. To encourage the reduction of air pollution from vehicles, since 2008, the Government has imposed a vehicle sales tax that is linked to the pollution level emitted from the vehicle. The sales tax on hybrid cars was reduced from 90% in 2004 to 30% in 2005 to 10% by the end of 2011. The sulfur content of fuels has been significantly reduced. New diesel vehicles are required to comply with stringent Euro4 standards and cars are now required to go through stricter annual air pollution checks. The Clean Air Law, aimed at reducing air pollution from vehicles and immobile emitting sources, came into effect in 2011. The Non-Ionizing Radiation Law, which aims to protect the public and the environment from the harmful impact of exposure to non-ionizing radiation (including radiation from cellular base stations and electricity network installations), was enacted in January 2006, with regulations coming into effect in January 2010.

The Knesset enacted the Tire Disposal and Recycling Law in January 2007. In July 2007, a landfill levy was imposed on municipal waste, seeking to internalize the costs associated with landfills. An amendment came into effect in 2011, raising the landfill levy to 10 Euro per ton of mixed waste, with scheduled levy rate increases through 2015. Revenues from the levy are to be dedicated to establishing infrastructure aimed at landfill reduction.

In 2011, the Knesset enacted the Packaging Law, which imposes direct responsibility on producers and importers for collecting and recycling the packaging waste of their products. The Law provides for the allocation of funds for the construction of recycling and waste-to-energy facilities, allowing businesses and citizens to take part in the recycling revolution. In November 2011, NIS 250 million were allocated pursuant to the Law to local authorities or private entrepreneurs for the construction or upgrading of 20 treatment/recycling facilities and sorting stations. These treatment facilities are expected to treat 2,000 tons per day of organic waste and the separation facilities are expected to treat 7,000 tons per day of mixed municipal waste. It is anticipated that, in total, approximately NIS 600 million (about $165 million) will be invested in the construction of recycling and waste-to-energy facilities by 2015 (40% by the MOEP and 60% by entrepreneurs and local authorities). The facilities will treat some 8,000 tons of waste per day, about two-thirds of the daily quantity of municipal waste that is generated in Israel. The facilities include two phases of waste treatment:

•	Sorting of the waste into its different components in (sorting) transfer stations, with recyclables going to material recovery facilities.
•	Treatment of the organic portion of the waste (such as food remnants), constituting some 40% of the municipal waste, and its transfer to:
•	Compost facilities, where the waste will be transformed into fertilizer for agricultural uses.
•	Anaerobic digestion facilities, where the biodegradable waste will be fermented to produce biogas for the generation of electricity. The electricity produced in these facilities will be sold through the electricity grid under preferential tariffs.

Limits on pollution from industrial sources are imposed by a variety of methods, including by ambient and emissions standards. The Polluter Pays Law, 2008, increased fines and introduced administrative financial sanctions in various environmental laws. Implementation of Integrated Pollution Prevention and Control (“IPPC”) is currently achieved through licensing under the Licensing of Businesses Law and the Clean Air Law, which requires industrial plants with the potential for significant air pollution to obtain an emission permit (a specific law addressing these issues is being prepared). The Prevention of Land Contamination and Remediation of Contaminated Land Law passed initial review in the Knesset in August 2011. The proposed law is expected to provide a comprehensive response to the treatment of thousands of pollution sites that constitute a health and environmental hazard. The proposed law defines what constitutes contaminated land and sets forth guidelines to prevent such contamination by putting in place procedures for identifying, cleaning up and establishing financial mechanisms to deal with contaminated land, and for informing purchasers about the contamination of land. The Freedom of Information Regulations (Public Access to Environmental Information), 2009, requires a wide range of environmental information held by public authorities to be made accessible to the public, free of charge. The regulations came into effect at the end of 2010.

Along with governmental and financial measures, the State has been convincing industries that pollution prevention and waste reduction are cost-effective. Hundreds of Israeli companies are voluntarily adopting environmental management systems, such as ISO 14000, as they recognize their importance in creating international business opportunities. The Government has also taken steps to promote environmental quality and sustainable development. In May 2003, the Government decided to prepare a sustainable development strategy for the State. As of February 2009, all ministries and Government Companies are required to use at least 20% recycled materials in all new national projects. In 2010, Israel's Accountant General issued instructions requiring the use of recycled construction and demolition waste in Government or ministry contracts and in large-scale infrastructure bids issued by the State. In December 2009, the Government decided to require its ministries to take measures to reduce their consumption of paper, water and electricity according to set annual targets. Economic ministries, especially the Ministry of Finance and the Ministry of Industry, Trade and Labor, have taken the lead in recent years in promoting initiatives such as green taxes (recently imposed on private vehicles), environmental fair disclosure standards and environmental risk management. Examples of such initiatives include the Israeli Securities Authority requirement of environmental risk management and disclosure by issuers of securities (effective March 2011, public corporations must include environmental risks in their reports to the Israel Securities Authority), the Bank of Israel’s Supervisor of Banks’ issuance of guidelines to banks recommending the incorporation of environmental risks among general banking risks, the Ministry of Finance’s Regulator of Insurance and Capital’s requirement that environmental risks be assessed by investment bodies, and the Government Companies Authority’s requirement that an annual report on environmental risks be reviewed by a company's management committee and that a periodical report on sustainability be prepared by all Government Companies. The Israel Standards Institution published a voluntary standard for green buildings, SI 5281, in 2005. In July 2011, the MOEP and the Israel Standards Institution launched a new standard, which complies with international standards, taking into account issues of energy, land use and soil, water, conservation, materials, health and wellbeing, waste, transportation and construction management.

The Government has taken several steps to decrease pollution produced by public utility providers. In November 2002, the Government called for the introduction of renewable energy into the electricity sector. Within the framework of this decision, the PUA established tariffs for the production of electricity from renewable resources, based on the estimated costs of pollution prevention per ton of emissions. In addition, in 2008, the PUA introduced fees in tariffs for small scale photovoltaic solar installations. A Government decision from January 2009 set a target of 10% renewable energy use and 20% reduction in energy demand by 2020, followed by an additional decision on ways to promote renewable energy use. In 2009, the Government also set a target of 20% savings in electricity consumption by 2020. The introduction of natural gas to the electricity sector is expected to have major consequences on pollution abatement from the electricity sector.

In November 2004, the Government approved a plan to reduce pollution from the industrial zone of Ramat Hovav, which is home to some of Israel’s major chemical industries. The plan includes actions to advance wastewater treatment, remediate the evaporation ponds and the national hazardous waste treatment site and prevent pollutant emissions into the atmosphere. Industrial plants in Ramat Hovav have already begun establishing in-house effluent pretreatment facilities in accordance with the Government decision. In 2006, the Government approved the allocation of NIS 230 million for the remediation of hazardous waste treatment at the site. Similar attention is now being aimed at reducing industrial pollution in the Haifa Bay and Ashdod areas.

Israel’s 2010 acceptance as a member of the OECD has major ramifications for the State’s environmental protection regime, as the State continues to take steps to comply with the OECD’s decisions and recommendations, including the establishment of IPPC and PRTR (Pollutant Release and Transfer Registry) mechanisms, which include a public mandatory reporting system and a chemicals management mechanism for industrial chemicals.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Israel’s balance of payments consists of: (i) the current account, which measures the trade balance (receipts and payments derived from the sale of goods and rendering of services) and the balance of income payments and transfer payments; and (ii) the capital and financial accounts, which reflects borrowing by the Government and the private sector, foreign direct investment in Israel and investment by Israeli residents abroad, as well as assets and liabilities of commercial banks. In the second half of the 1990s, the current account deficit steadily decreased, due mainly to an improvement in Israel’s terms of trade and a greater increase in exports than the increase in imports. Israel’s current account deficit transitioned into a small surplus of $1.4 billion in 2003 and has been positive since. Between 2003 and 2006, the current account surplus grew gradually, reaching a record 5.1% of GDP in 2006. In 2007, the current account surplus stood at 2.9% of GDP ($4.9 billion) and in 2008, the surplus declined further to 0.9% of GDP ($1.8 billion) due to an increase in imports. In 2009, the current account grew to a surplus of 3.6% of GDP ($7 billion) as a result of the trade surplus. In 2010, trade remained strong, which contributed to a high surplus in the current account of 2.9% of GDP ($6.3 billion). In 2011, the current account was nearly balanced (a surplus of 0.1% of GDP, $0.2 billion) due to a significant increase in imports, which led to a trade deficit of $2.1 billion.

Following national security challenges and the global recession of the early 2000s, exports expanded at the speedy pace of 17.6% in 2004. Between 2005 and 2008, annual export growth averaged 6.4%, led by an increase in high-tech exports. The global economic crisis, coupled with the lagged effect of an appreciation of the real exchange rate in 2008, had a negative impact on Israeli exports in 2009. Exports of goods and services declined by 12.6% in 2009. The concurrent decline in imports was sharper (-14%), which helped maintain a high surplus despite the global financial crisis. In 2010, imports of goods and services recovered and grew by 12.6% while exports grew by 13.4%. In 2011, imports grew by 10.6% — faster than exports, which grew by 5.7% — contributing to the decrease in the current account surplus.

Current transfers, which include assistance furnished by the United States, German reparations and personal and institutional remittances, increased by 3.2% to $8.7 billion in 2011. This increase follows a sharp increase of 13.8% in 2010, and a decrease of 12.7% in 2009.

Official reserves stood at $74.9 billion at the end of 2011, an increase of 5.6% from the previous year. The 2011 figure reflects continued foreign currency purchases by the Bank of Israel, albeit at a slower rate. In March 2008, the Bank of Israel announced a two year policy in the foreign exchange market that included daily purchases of foreign currency in order to increase the reserves. Official reserves increased by 48.9% in 2008 from a low level of $28.6 billion at the end of 2007, to $42.5 billion at the end of 2008. In 2009, the Bank of Israel continued its foreign currency purchases and reserves reached $60.6 billion by the end of that year, an increase of 42.6%. During 2009, the Bank of Israel terminated its scheduled purchasing policy and announced that it will intervene in the foreign exchange market in the event of unusual movements in the exchange rate that are inconsistent with underlying economic conditions, or when conditions in the foreign exchange market are disorderly. By the end of 2010, foreign currency reserves reached $70.9 billion, reflecting an increase of 17% from the end of the previous year.

Israel's external debt position (Israeli liabilities to foreigners minus assets abroad (negative values represent surplus of assets against liabilities)) has been favorable since the end of 2003. Net external debt amounted to -$57.8 billion (-23.8% of GDP) at the end 2011, following -$53.0 billion (-24.3% of GDP) at the end of 2010.

Table No. 18

Balance of Payments
(In Millions of Dollars)

	2007	2008	2009	2010	2011
Current Account
Receipts
Exports of goods and services	71,434	81,634	67,748	80,326	89,716
Income from abroad	10,875	7,244	5,694	5,824	7,150
Current transfers	8,528	9,424	8,395	9,481	9,919
Total current account receipts	90,837	98,302	81,837	95,631	106,785
Payments
Imports of goods and services	73,549	84,170	63,085	76,101	91,777
Income to foreigners	11,135	11,359	10,783	12,139	13,592
Current transfers	1,271	943	993	1,056	1,226
Total current account payments	85,955	96,472	74,861	85,295	106,595
Balances
Trade in goods and services	-2,115	-2,537	4,663	4,225	-2,061
Net income	-260	-4,115	-5,089	-6,315	-6,442
Net current transfers	7,257	8,481	7,402	8,426	8,694
Current account balance	4,882	1,830	6,976	6,336	190
Capital Account
Capital account balance	823	1,110	908	983	1,240
Financial Account
Investments Abroad
Direct investment	8,604	7,210	1,695	7,960	3,316
Portfolio investment	3,138	1,634	8,254	8,901	3,051
Other investments	7,172	-10,819	-4,500	-929	633
Financial derivatives	-29	116	-230	-30	17
Change in reserves assets	-1,686	14,171	16,642	11,847	4,539
Total investments abroad	17,199	12,312	21,861	27,750	11,555
Investments in Israel
Direct investment	8,798	10,875	4,438	5,152	11,397
Portfolio investment	1,636	996	2,389	9,028	-5,441
Other investments	3,981	-1,112	3,848	2	1,809
Total investments in Israel	14,415	10,759	10,676	17,573	7,765
Net Financial Transactions
Direct investment	-194	-3,665	-2,743	2,808	-8,082
Portfolio investment	1,502	639	5,865	-127	8,492
Other investments	3,191	-9,707	-8,348	-4,322	-1,176
Financial derivatives	-29	116	-230	-30	17
Change in reserves assets	-1,686	14,171	16,642	11,847	4,539
Financial Transactions Balance	2,784	1,554	11,185	10,177	3,790
Statistical discrepancies(1)	-2,920	-1,385	3,300	2,857	2,360

Many of the Balance of Payments figures are based on temporary estimations and are therefore subject to significant adjustments over time.

(1)	Including unclassified financial transactions and financial transfers.

Source: Central Bureau of Statistics.

Foreign Trade

Export growth has played a significant part in Israel’s overall economic growth and demonstrates the growing competitiveness of the Israeli economy.

In 2000, industrial exports grew by 26.6% in dollar terms (27.9% excluding diamonds(1)) due to fast economic growth in the United States and the EU and a worldwide technology boom. However, as a result of a slowdown in the high-tech sector caused by the global recession and the burst of the dot-com bubble, industrial exports decreased by 6.4% in dollar terms (6.8% excluding diamonds) in 2001, and by 1.2% (6.5% excluding diamonds) in 2002. The main reason for this contraction was the nature of growth in the United States and other countries, which was driven by traditional industries rather than the high-tech industries that account for much of Israel’s exports. Starting in the mid-2000s, industrial exports exhibited stronger growth, increasing by 7.7% in 2005, and by 13.4% in 2006 (in each case, excluding diamonds). The growth of industrial exports accelerated further, to 18.7% in 2007, and 17.2% in 2008 (in each case, excluding diamonds). In 2009, however, industrial exports were affected by the global economic crisis, contracting by 14.5% (excluding diamonds). In 2010, the trend of growth returned and industrial exports increased by 21.4% (excluding diamonds). In 2011, industrial exports continued to grow, by 11.2% (excluding diamonds).

In 2005, exports grew by 8.2%, in 2006 by 13.6% and in 2007 by 17.3%. In 2008, exports of goods to the EU (as denominated in dollars, including diamonds returned by importers abroad and other returns to exporters in Israel) increased by 11%, exports of goods to the United States increased by 5.7%, and exports to Asian countries increased by 24.4%. The relatively slow growth in exports to the United States, compared to other destinations, may be attributed to the real appreciation of the NIS against the USD since 2007. Export growth in 2008 was affected by the global economic crisis, which caused a sharp worldwide decline in demand for goods. In 2009, import of goods totaled $46 billion, compared to export of $45.9 billion (a trade deficit of $0.1 billion). Export of goods in 2009 decreased by 18.5% (excluding ships, aircraft and diamonds, 14%). The import of goods in 2009 dropped by 27.3%. (excluding ships, aircraft, diamonds and fuels, 21.4%). In 2010, import of goods totaled in $57.9 billion, compared to exports of $55.8 billion (a trade deficit of $2.1 billion). In 2010, export of goods increased by 21.6%, while import of goods increased by 25.9%. In 2011, import of goods totaled $72.7 billion, compared to exports of $57.6 billion (a trade deficit of $15.16 billion). In 2011, export of goods increased by 13.2% and import of goods increased by 23.9%

Exports of services decreased by 9.9% in 2009. This decrease occurred following an increase of 14% in 2008. Exports of services increased by 12.3% in 2010 and further increased by 7.5% in 2011. Exports of agricultural products increased by 7.7% in 2009 after a decrease of 5.4% in 2008. Exports of agricultural products increased by 4.1% in 2011 after an increase of 7.9% in 2010. The growth in USD terms is partly attributable to the increase in agricultural input and output prices.

Trade Liberalization

The principal features of the Government’s trade liberalization program, which began in 1991, include the elimination of certain non-tariff barriers designed to protect local manufacturers (with the exception of fresh agricultural produce) and the gradual decrease of custom tariffs. In 1994, Israel signed the GATT accords on agricultural products, and since then Israel has replaced most import restrictions with import duties. In 2008, average customs duties on imports subject to the duties were approximately 3%, down from an average of 25% or higher in 1991.

Nevertheless, Israel has a number of trade restrictions, including quotas, licensing restrictions and prohibitions on certain goods. Israel also imposes a post-duty surcharge, called “TAMA”, that varies in amount by product and is included in the import duty estimation. The TAMA rate is determined according to the importer’s average profit margin for a specific category of goods, and reflects the difference between the wholesale price in Israel for a domestic product and the import price of the imported goods.

(1)	Israeli trade data commonly exclude diamonds. This is due to the fact that the Israeli added value in the diamonds industry is low compared to the average added value in industrial goods, as well as the high volume and prices of diamonds.

The Government’s authority in setting compulsory standards for products sold in Israel is limited to certain purposes, such as safety, public health, environmental protection and security considerations, and does not extend to protectionist purposes. Many standards have been introduced in recent years to conform to international standards.

In 2009, Israel had a trade surplus of goods (excluding diamonds) of $6.4 billion with the United States, compared to a surplus of $4.5 billion in 2008. In 2009, Israel had a $5.2 billion trade deficit of goods with the EU, compared to a deficit of $5 billion in 2008. In 2010, Israel had a trade surplus of goods (excluding diamonds) of $5.7 billion with the United States, compared to a surplus of $6.4 billion in 2009. In 2010, Israel had a $5 billion trade deficit of goods with the EU (a decrease of 3.5% compared to 2009). In 2011, Israel had a trade surplus of goods (excluding diamonds) of $3.9 billion with the United States, compared to a surplus of $5.7 billion in 2010. In 2011, Israel had a $6.67 billion trade deficit of goods with the European Union (an increase of 33% compared to 2010).

Israel exports primarily manufactured goods, many of which relate to high-tech industries. Exports of low tech industries in 2009 accounted for 6% of the industrial non-diamond goods exports. High and mid-high tech exports accounted for 66% of industrial non-diamond exports. Exports of low tech industries in 2010 accounted for 5.1% of the industrial non-diamond goods exports. High and mid-high tech exports accounted for 78.3% of industrial non-diamond exports (compared to 66% in 2009). The composition of industrial export (excluding diamonds) did not change during year 2011.

Raw materials and unfinished goods (including diamonds and fuels) comprised 71% of imports in both 2007 and 2008, 67% in 2009, 70% in 2010, and 69% in 2011. The remainder of imports consisted of investment goods (15% in 2007, 15.7% in 2008, 16% in 2009, 15% in 2010, and 17% in 2011) and consumer products (14% in 2007, 12.7% in 2008, 16% in 2009, 15% in 2010, and 14% in 2011).

Since 1948, members of the Arab League have maintained a trade boycott of Israel (see “State of Israel — International Relations”). In September 1994, the Gulf Cooperation Council, which includes Qatar, Oman, Bahrain, the United Arab Emirates, Saudi Arabia and Kuwait, suspended their secondary and tertiary trade boycotts on Israel. These Gulf States, as well as four other Arab League members (Algeria, Djibouti, Mauritania and Somalia) no longer enforce the secondary and tertiary boycotts on Israel. Nevertheless, certain Arab countries continue to maintain their trade boycott of Israel. It is difficult to assess the impact of this remaining boycott on Israeli trade.

Table No. 19

Exports of Goods by Major Groups
(In Millions of Dollars, F.O.B.)

	2007	2008	2009	2010	2011
Agriculture
Vegetables and field crops		573	573	621	626
Fruits	321	271	335	391	411
Other	365	381	322	314	316
Total	1,326	1,226	1,230	1,327	1,353
Industrial (excl. polished diamonds)
Mining, quarrying and non-metal minerals	1,151	2,347	1,322	1,865	2,176
Food and beverages	846	872	721	798	930
Textiles, clothing and leather	1,016	1,038	886	919	859
Wood, furniture, paper and printing	382	368	360	384	449
Chemicals and refined petroleum	9,965	4,111	10,733	14,425	17,049
Rubber and plastics	2,035	2,117	1,528	1,622	1,871
Basic metal products	2,378	2,821	1,709	2,378	2,679
Machinery and equipment	2,347	2,825	2,330	2,516	2,976
Electronic components and computers	2,502	2,544	4,802	4,208	4,350
Communication, control, medical and scientific equipment	7,997	8,049	6,731	7,575	7,870
Electrical equipment and motors	849	909	715	875	959
Transport equipment	1,999	1,849	2,370	2,309	2,225
Jewelry, goldsmith, and silversmith	605	551	450	435	470
Miscellaneous	203	234	302	369	382
Total	34,276	40,634	34,839	40,678	45,243
Diamonds
Polished	7,117	6,299	3,949	5,872	7,489
Rough	3,373	3,318	1,909	3,064	3,535
Total	10,490	9,617	5,858	8,936	11,023
Used ships and aircraft	0	32	132	7	0
Other goods	72	49	6	3	8
Returned goods	-247	-238	-129	-71	-37
Total (net)(1)(2)	45,917	51,321	42,065	52,206	57,592

(1)	Excludes trade with the West Bank and the Gaza Strip.
(2)	Net exports equal total gross exports less goods returned to Israeli exporters.

Source: Central Bureau of Statistics.

Table No. 20

Imports of Goods by Major Groups
(In Millions of Dollars, C.I.F.)

	2007	2008	2009	2010	2011
Consumer Goods
Transportation equipment	911	988	977	1,212	1,260
Furniture and electrical equipment	1,698	1,947	1,894	2,073	2,514
Other	234	254	232	278	311
Durable goods (total)	2,843	3,189	3,103	3,563	4,085
Food and beverages	1,444	1,898	1,719	1,987	2,358
Clothing and footwear	1,188	1,402	1,267	1,437	1,707
Household utensils	455	532	474	549	589
Medicines	373	453	466	497	555
Other	549	766	571	658	745
Non-durable goods (total)	4,009	5,051	4,497	5,128	5,954
Total	6,852	8,240	7,600	8,691	10,039
Production Inputs (excl. diamonds)
Agriculture	617	745	527	698	923
Raw food products	1,310	1,704	1,360	1,673	2,063
Fabrics	683	709	587	685	699
Wood and related products	493	492	401	506	552
Chemical products	3,618	4,396	3,586	4,229	4,942
Rubber and plastics	2,149	2,285	1,570	2,047	2,412
Paper-making material	800	892	652	832	877
Iron and steel	1,952	2,177	1,349	1,803	2,457
Precious metals	233	182	118	144	147
Non-ferrous metals	1,091	1,049	584	822	986
Machines and electronics	7,258	7,975	6,527	7,817	8,744
Other industries	1,316	1,786	1,269	1,535	1,778
Fuels	8,935	12,848	8,073	10,448	13,638
Total	30,455	37,239	26,603	33,239	40,217
Diamonds (net)	10,036	9,365	5,318	7,994	10,1566
Investment Goods
Machinery and equipment	6,473	7,127	5,279	5,683	8,983
Transport vehicles(1)	2,758	3,143	2,509	2,843	3,330
Ships and aircraft	540	130	233	274	103
Total	9,231	10,270	7,789	8,799	12,416
Other goods	49	60	58	81	91
Returned goods	-124	-114	-146	-102	-173
Total (net)(2)(3)(4)	56,105	64,531	46,928	58,811	72,574

(1)	Excluding ships and aircraft.
(2)	Net imports equal total gross imports less goods returned to the suppliers.
(3)	Excludes trade with the West Bank and the Gaza Strip.
(4)	Minor discrepancies may exist due to the updating of certain statistical data from time to time.

Note: Due to changes in classification, certain data have been restated for previous years.

Source: Central Bureau of Statistics.

Table No. 21

Exports of Goods by Region
(In Millions of Dollars, F.O.B., Except Percentages)(1)

	2007		2008		2009		2010		2011
Americas	21,267	39.3%	23,177	37.8%	19,070	39.8%	21,599	36.9%	22,606	33.6%
USA	18,907	35.0%	19,973	32.6%	16,774	35.0%	18,488	31.6%	19,363	28.8%
Other America	2,360	4.4%	3,205	5.2%	2,295	4.8%	3,111	5.3%	3,243	4.8%
Europe	19,193	35.5%	21,897	35.7%	15,373	32.1%	18,904	32.3%	23,321	34.7%
EU	15,993	29.6%	17,795	29.0%	12,390	25.8%	15,391	26.3%	18,585	27.6%
EFTA	1,105	2.0%	1,290	2.1%	1,007	2.1%	1,114	1.9%	1,512	2.2%
Other Europe	2,095	3.9%	2,813	4.6%	1,977	4.1%	2,394	4.1%	3,224	4.8%
Asia	9,771	18.1%	12,183	19.9%	9,521	19.9%	13,808	23.6%	16,370	24.3%
Africa	1,202	2.2%	1,469	2.4%	1,086	2.3%	1,452	2.5%	1,773	2.6%
Oceania	567	1.0%	787	1.3%	497	1.0%	576	1.0%	646	1.0%
Other	2,092	3.9%	1,827	3.0%	2,389	5.0%	2,125	3.6%	2,546	3.8%
Total	54,092	100%	61,339	100%	47,936	100%	58,464	100.0%	67,262	100.0%

(1)	Gross exports (including diamonds returned by importers abroad and other returns to exporters in Israel).

Source: Central Bureau of Statistics.

Table No. 22

Imports of Goods by Region
(In Millions of Dollars, C.I.F., Except Percentages)(1)

	2007		2008		2009		2010		2011
Americas	9,504	16.8%	9,746	15.0%	6,820	14.4%	7,955	13.4%	10,147	15.4%
USA	7,849	13.9%	8,035	12.3%	5,849	12.3%	6,701	11.3%	8,707	13.2%
Other America	1,655	2.9%	1,711	2.6%	971	2.0%	1,254	2.1%	1,440	2.2%
Europe	26,832	47.4%	29,663	45.5%	22,857	48.3%	26,503.9	44.8%	32,986	50.0%
EU	20,687	36.5%	22,514	34.5%	17,492	36.9%	20,409	34.5%	25,434	38.5%
EFTA	2,961	5.2%	4,044	6.2%	3,354	7.1%	3,347.2	5.7%	4,101	6.2%
Other Europe	3,185	5.6%	3,104	4.8%	2,012	4.2%	2,747	4.6%	3,452	5.2%
Asia	11,909	21.0%	13,713	21.0%	10,082	21.3%	13,327.1	22.5%	16,318	24.7%
Africa	336	0.6%	734	1.1%	566	1.2%	567	1.0%	395	0.6%
Oceania	151	0.3%	262	0.4%	192	0.4%	144.1	0.2%	165	0.3%
Other	7,891	13.9%	11,057	17.0%	6,851	14.5%	10,703	18.1%	13,525	20.5%
Total	56,623	100%	65,174	100%	47,368	100%	59,199	100.0%	65,984	100.0%

(1)	Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).

Source: Central Bureau of Statistics.

Table No. 23

Merchandise Trade Indices
(Base Year: 2005=100)

	2007	2008	2009	2010	2011
Indices of Physical Volume
Exports	113.5	112.2	93.1	111.0	120.0
Imports	108.6	110.5	94.1	109.8	119.8
Indices of Prices
Exports(1)	107.5	117.2	110.3	111.0	119.5
Imports(1)	113.0	130.1	110.4	117.8	133.8
Terms of Trade	95.1	90.1	99.9	94.2	89.3

(1)	Gross imports (including un-worked diamonds returned to suppliers abroad and other returns to exporters abroad).

Source: Central Bureau of Statistics.

Anti-Money Laundering Law

In August 2000, the Knesset enacted the Prohibition on Money Laundering Law (the “PMLL”), which established the Israel Money Laundering Prohibition Authority (“IMPA”). The PMLL, which came into effect in January 2002, makes money laundering a criminal offense in Israel punishable by imprisonment and large fines. The PMLL requires various financial institutions (including banks, portfolio managers, insurance companies and agents, members of the TASE, provident funds and companies managing provident funds, providers of currency services and the postal bank) to identify their clients before performing a financial transaction, to report certain financial transactions to the IMPA, and to maintain records of such transactions. The IMPA is charged with, among others things, collecting, processing and disseminating reports of money laundering to the proper authorities.

Effective May 2002, the PMLL requires two types of reports: (1) reports on transactions above a certain amount and of a certain type (i.e., currency transaction reports — “CTRs”) and (2) reports on unusual activities (i.e., unusual activity reports — “UARs”). In 2011, the IMPA received approximately 1,165,000 CTRs and approximately 37,000 UARs. The 2011 reports have resulted in several files being disseminated to the Israeli police, as well as several referrals to foreign intelligence units. The Israeli police have initiated numerous money-laundering investigations, which have led to several money laundering indictments.

In 2000, the Financial Action Task Force (“FATF”), the OECD-affiliated international task force on money laundering, designated Israel as a non-cooperative state in the campaign against money laundering. In recognition of the enactment of the PMLL and the establishment of the IMPA, the FATF reversed its designation in 2002 and Israel was removed from the FATF watch-list in 2003. In July 2002, the U.S. Treasury Department lifted its 2000 order requiring enhanced scrutiny regarding business transactions originating in Israel or for which funding passed through Israel. In a 2003 report, the FATF stated that Israel had made significant progress in implementing comprehensive and effective regulations with respect to anti-money laundering (“AML”) and combating the financing of terrorism (“CFT”), including customer identification procedures for existing customers of banks and portfolio managers.

In 2006, the Committee of Ministers of the Council of Europe accepted Israel as an “active observer” participating in the AML/CFT evaluation process by the Council’s Committee of Experts on the Evaluation of Anti-Money Laundering Measures and the Financing of Terrorism (“Moneyval”). Moneyval is a regional body that conducts mutual evaluations of its members in accordance with the FATF AML/CFT methodology. In 2007, Moneyval conducted an evaluation of Israel’s AML/CFT regime based on the Forty Recommendations (2003) and the Nine Special Recommendations on Terrorist Financing (2001) of the FATF. In accordance with Moneyval’s procedural rules, Israel was additionally evaluated against the two Directives of the European Commission (91/308/EEC and 2001/97/EC). The resulting evaluation report found Israel’s AML/CFT system to be overall sustainable, though some gaps were identified including with respect to the effectiveness of the confiscation regime. The report noted that IMPA performs in an organized and professional manner resulting in a quality output and that Israeli law enforcement units are organized and have the appropriate resources and abilities to conduct effective investigations. The report further noted that the legal and organizational framework of the Israeli border control is comprehensive, with the Israeli customs adequately targeting asset detection and supporting the AML/CFT law enforcement efforts. In 2009, Moneyval adopted Israel's first year progress report, demonstrating international recognition of Israel's AML/CFT enforcement efforts and its compliance with international standards.

In December 2011, Moneyval adopted Israel's second year progress report, noting considerable progress in remedying certain previously identified deficiencies. In November 2011, Israel hosted Moneyval's annual typologies meeting, which focused on trade based money laundering in cash intensive economies, postponement of financial transactions and monitoring of bank accounts.

Compliance with AML/CFT requirements does not lie with any single authority in Israel. All national agencies active in the AML/CFT areas cooperate with each other, exchange information and conduct joint investigations. Emblematic of this shared responsibility is the establishment of an Intelligence Fusion Center, a joint intelligence body bringing together individuals with different professional backgrounds, such as intellectual property experts, and officials from the Tax Authority and the IMPA. The respective licensing and supervising authorities of financial institutions are responsible for AML/CFT compliance as a matter of prudential supervision. Licensing procedures in the financial market are broadly in line with the relevant EU legislation and FATF Recommendations, as are the arrangements for AML supervision for banking corporations, portfolio managers, insurers and stock exchange members.

The PMLL is in the process of being amended, partially in response to Moneyval recommendations, with several amendments pending in different stages of legislative review. Amendment No. 7, which was approved by the Knesset on May 7, 2012, contemplates expanding the applicability of the PMLL to the precious stones sector, broadening IMPA’s information dissemination capabilities, and amending the sanction provisions of the PMLL. Amendment No. 8 contemplates expanding the application of the PMLL to all negotiable instruments, canceling certain existing exemptions, and expanding the scope of property that is covered by the law. Additional amendments to the PMLL and related legislative efforts that are pending include: expanding the scope of the AML/CFT regime to cover non-financial businesses and professions; allowing for the local adoption of United Nations Security Council sanctions lists (approved by the Knesset on April 6, 2012); lowering the threshold amount that triggers a cross border reporting obligation, to NIS 50,000; adopting a confiscation regime, modeled on the United Kingdom’s Proceeds of Crime Act 2002, with civil recovery provisions; and providing authorities with improved criminal and administrative measures to prevent the activities and financing of terrorist organizations.

Additionally, certain administrative orders relating to AML/CFT have been amended or are pending in different stages of the amendment process: an order that buttresses AML/CFT obligations of the postal bank, the TASE members and portfolio managers was amended in response to Moneyval recommendations and to ensure compliance with international standards; an order concerning banking corporations is in the process of being amended; and orders concerning insurers and insurance agents, provident funds and companies managing a provident fund, and providers of currency are being prepared for submission for amendment.

Foreign Exchange Controls and International Reserves

In recent years, net external assets (external assets minus external debt) have increased dramatically, reaching a record level of $54 billion at the end of 2010. Foreign currency reserves grew from $29 billion at the end of 2006 to $75 billion at the end of 2011.

All activities and transactions in foreign currency between resident individuals, businesses and nonresidents have been permitted since January 2003.

The Bank of Israel and the Ministry of Finance have taken a few measures in 2011 to facilitate the achievement of monetary and foreign exchange policy goals, which include increasing transparency and investor confidence, improving analytical abilities with respect to transactions in the foreign exchange market, and reducing short-term investments by foreign investors. These measures include:

•	Starting January 2011, pursuant to an amendment to the Liquidity Directives published by the Bank of Israel, banking corporations in Israel must meet a 10% reserve requirement for foreign exchange swap transactions and shekel-based forward contracts entered into by non-residents.
•	Starting November 2011, the tax exemption for foreign residents on interest income on Makam and short-term government bonds with maturities of less than one year was cancelled.
•	Starting July 2011, the tax exemption for foreign residents on capital gains from Makam and short-term government bonds with maturities of less than one year was cancelled.
•	Starting July 2011, Israeli residents and non-residents are required to report on intraday transactions in foreign exchange swaps and forward contracts totaling $10 million or more per day. Reporting persons or entities must provide details regarding these transactions and holdings in these assets, as well as in NIS/USD options. Non-residents are required to report on intraday transactions in Makam and short-term government bond transactions totaling NIS 10 million or more per day. Non-residents are also required to provide details regarding these transactions and holdings in these assets. Reporting is required by Israeli residents and non-residents who are not financial intermediaries and by financial intermediaries acting on behalf of others or on behalf of themselves.

Table No. 24

External Assets and Liabilities (Debt Instruments)
(In Millions of Dollars)

	2007	2008	2009	2010	2011
External Debt
Public sector	31,956	28,193	31,229	40,295	36,504
Private sector	31,944	33,457	34,312	36,290	35,244
Banking system	29,651	26,716	27,754	29,859	30,506
Total	90,850	88,365	93,295	106,445	102,254
External Assets
Public sector	29,104	43,012	61,247	71,362	75,314
Private sector	65,227	57,328	61,501	68,041	62,720
Banking system	37,007	28,661	24,308	21,640	21,046
Total	131,338	129,001	147,056	161,043	159,080
Net External Debt	-40,448	-40,635	-53,762	-54,598	-56,825

Source: Bank of Israel.

Table No. 25

Foreign Currency Reserves at the Bank of Israel
(In Millions of Dollars)

2007	2008	2009		2010	2011
28,460	42,337	59,091	(1)	69,265	73,052

(1)	From 2009 onwards excludes the allocation of Special Drawing Rights (SDRs) by the IMF to member countries, and the balance of Israel's reserve tranche in the IMF.

Source: Bank of Israel.

Foreign Exchange Rates

Until May 2007, the NIS referenced a basket of major currencies, which included the U.S. dollar, British Pound, Japanese Yen and Euro, approximating the composition of Israel’s external trade. The composition of the currency basket and the number of units of each currency comprising the basket were last updated on May 2006. At that time, the currencies’ weights were 65.7% U.S. dollar, 22.9% Euro, 5.7% British Pound and 5.7% Japanese Yen.

In December 1991, the Bank of Israel introduced the “diagonal band” or “crawling peg system” to reduce business sector uncertainty and speculative cycles that had caused sharp capital movements under prior exchange rate systems. Under this system, the slope of the band was adjusted on a daily basis on a gradual, constant and predetermined path. In June 2005, the exchange rate band was abolished. Consequently, the Bank of Israel discontinued the use of the currency basket as a tool for monitoring or analysis and, as of May 2007, ceased calculating and publishing the currency basket exchange rate. The current exchange rate policy permits unrestrained fluctuations of the shekel against other currencies. However, the Bank of Israel reserves the right to intervene in foreign currency markets in certain events.

The Bank of Israel Law, Section 4(3), stipulates that a function of the Bank of Israel is to support the orderly activity of the foreign currency market in Israel. Prior to February 1996, the Bank of Israel intervened in foreign currency markets to maintain the exchange rate near the midpoint of the band. In February 1996, the policy shifted and the Bank of Israel was permitted to intervene only if necessary to prevent the rate from moving outside the band. Since June 1997, the Bank of Israel has not intervened in the foreign currency market, with the exception of six days near the end of 1997. On March 13 and 14, 2008, for the first time in over a decade, the Bank of Israel intervened in the foreign exchange market, in light of the unusual appreciation of the shekel during those two days.

On March 24, 2008, the Bank of Israel announced a plan to increase Israel’s foreign currency reserves by $10 billion over the next two years by buying an average of $25 million in foreign currency per day. Following this announcement, the Bank of Israel updated its plan and, in July 2008, increased the average daily rate of foreign currency purchases to $100 million per day. In November 2008, after reviewing this program and taking into consideration changing market conditions, the Bank of Israel updated its former assessment of the appropriate level of the reserves to a range of $40 – $44 billion and continued to purchase foreign currency in the same manner.

Since August 2009, the Bank of Israel has been permitted to act in the foreign exchange market in the event of unusual movements in the exchange rate or abnormalities in the foreign exchange market that do not reflect economic fundamentals (see “The Financial System — Bank of Israel”).

Foreign Investments

Foreign investment inflow into the Israeli economy increased during 2010 and the first half of 2011. This increase stemmed from the Israeli economy’s impressive performance relative to other developed economies during and after the global financial crisis. Israel owes its robust GDP growth of 4.8% in both 2010 and 2011 to sound fiscal policy, the stability of the financial sector, the rapid recovery of Israeli exports (which peaked at the beginning of 2011), and the discovery of two substantial gas fields (Tamar in 2009 and Leviathan in 2010). The increasing demand for Israeli assets is reflected mainly in the substantial appreciation of the shekel (from NIS 4.40 in 2007 to NIS 3.40 in June 2011, in each case per USD1.0). Foreign investment inflow into Israel recovered during 2010 and the first half of 2011 and exceeded pre-crisis levels: foreign direct investment was higher than in 2009 (totaling NIS 4.6, 5.4 and 11.4 billion in 2009, 2010 and 2011, respectively) and the total foreign investment in the economy increased substantially, over the same period (totaling NIS 10.9, 18.1 and 11 billion in 2009, 2010 and the first half of 2011, respectively).

Table No. 26

Nonresident Investment in Israel and Resident Investment Abroad
(Net transactions, in Millions of Dollars)

	Years					Half Years
	2007	2008	2009	2010	2011	H1 2011	H2 2011
Nonresident investment	14,388	10,757	10,870	18,178	7,654	11,071	-3,417
By investment type
Direct investment	8,798	10,875	4,607	5,510	11,374	4,232	7,142
Portfolio investment	1,631	996	2,389	8,991	-5,557	2,274	-7,831
Other investment	3,959	-1,113	3,873	3,677	1,837	4,566	-2,728
Resident investment abroad	17,096	12,354	21,937	28,437	10,683	10,205	478
By investment type
Direct investment	8,605	7,210	1,751	8,608	3,080	2,214	867
Portfolio investment	3,138	1,634	8,255	9,369	3,055	1,020	2,034
Other investment	7,051	-10,817	-4,496	-1,423	-3	2,668	-2,671
Reserve assets	-1,678	14,171	16,641	11,912	4,534	4,328	207
Financial derivatives	-20	156	-215	-30	17	-25	41
Net financial account	-2,707	-1,597	-11,067	-10,259	-3,029	866	-3,895

Source: Bank of Israel

The financial account diverged significantly during the two halves of 2011. During the second half of the year, as a result of growing fears of a debt crisis in Europe and numerous other factors (including the termination of quantitative expansion in the United States and the increased uncertainty in the Middle East), there was a change in short-term capital flows: the inflow of capital halted completely and pressure for a capital outflow began to emerge. As a result, the shekel depreciated, which led to a halt in the purchases of foreign currency by the Bank of Israel. Additionally, the growing fear of the reemergence of a global crisis led to a sharp drop in investment by foreign residents in securities in Israel and also in the investment by Israeli residents abroad. However, foreign direct investments increased during the second half of the year, as a result of the acquisition by ChemChina of Makhteshim Agan Industries from Koor Industries.

In 2011, Israel’s balance of payments and international investment position with the rest of the world were relatively strong: It had an account surplus and its gross debt was relatively low, and the risk of local contagion from the European crisis was considered to be quite low. In addition, Israel’s composition of liabilities was favorable, with most liabilities in the form of equity instruments (such as the investment by foreigners in common stock of Israeli companies) and only a small portion in debt instruments (bonds and loans), most of which are denominated in shekels and were therefore not exposed to foreign currency risk. The high level of foreign currency reserves and the balance (and slight surplus) in the current account also contributed to stability. The current account is expected to improve further in the medium-term due to the replacement of energy imports with local natural gas, which is expected to commence in mid-2013.

In May 2010, MSCI added Israel to the developed market index, after having removed it from the emerging markets index. MSCI’s reclassification of Israel had no significant effect on net capital flows, or on share prices of Israeli companies.

Table No. 27

Average Exchange Rates
(NIS per Currency Unit)

	2007		2008	2009	2010	2011
Currency
U.S. dollar	NIS 4.108		NIS 3.588	NIS 3.933	NIS 3.733	NIS 3.578
British pound sterling	8.219		6.618	6.139	5.771	5.736
Currency basket(1)	4.775	(2)	—	—	—	—
Euro	5.624		5.259	5.469	4.953	4.978
Japanese yen (per 100 yen)	3.489		3.489	4.205	4.259	4.492

(1)	Use of the currency basket was discontinued in May 2007.
(2)	Average during the period: January – April 2007.

Source: Bank of Israel.

THE FINANCIAL SYSTEM

Bank of Israel

The Bank of Israel, established in 1954, is the country’s central bank and functions independently of the Government. It is responsible for formulating and implementing Israel’s monetary policy. The Bank of Israel also manages foreign exchange reserves, supports the orderly activity of the foreign currency market in Israel, regulates the Israeli payment and clearing systems, supervises and regulates Israel’s banking system and issues bank notes and coins. The Governor of the Bank of Israel acts as an economic advisor to the Government. In May 2005, Professor Stanley Fischer assumed office as Governor of the Bank of Israel, and in May 2010 he was approved for a second term.

In March 2010, the Israeli Knesset enacted a new Bank of Israel Law, which came into effect on June 1, 2010. According to the law, a main objective of the Bank of Israel is to maintain price stability. The range of price stability is determined by the Government, in consultation with the Governor of the Bank of Israel. Additional objectives of the Bank of Israel are to support the stability and orderly activity of the Israeli financial system and to support other objectives of the Government’s economic policy, especially growth, employment and reducing social gaps, provided that the support does not prejudice the attainment of price stability over the course of time (the Bank of Israel operates a flexible inflation targeting policy that allows temporary deviations from the target range, but it is designed to ensure that inflation returns to the target range within two years at most).

The Bank of Israel is autonomous in choosing its actions, including determining its policy tools and their use. To attain its objectives and discharge its functions, the Bank of Israel may issue its own securities; perform, on the stock exchange or in another regulated market or off-market, an action or transaction of any kind that is customary in the capital, money, and foreign currency markets, including in the derivatives market, all of which apply to securities, currency, gold, or any other asset or instrument as are customary in such markets (provided the purchase or sale of Government debentures whose maturity date exceeds thirteen months from the purchase or sale date, as the case may be, with the exception of repurchase transactions in such debentures, shall be executed in consultation with the Minister of Finance and in such manner that it does not materially prejudice the ability to raise local debt to finance the Government’s activity); receive deposits from banking corporations; grant credit to banking corporations; under exceptional circumstances, grant credit to financial entities that are not banking corporations; and take any other action the Bank of Israel deems necessary.

As stipulated in the Bank of Israel Law, the Bank of Israel is not allowed to finance budget deficits or to lend money to the Government to finance its expenditures, including via direct purchase of Government debentures at issuance, except for temporary advances to bridge a gap in the Government’s cash flow in executing its budget (provided that the outstanding amount of such temporary advances at any time does not exceed NIS 10 billion, and shall not be extended for more than 150 days per year); the amount of such permissible temporary advance shall be updated on January 1 of each year starting January 1, 2013, based on year-over-year changes in the CPI (as measured by the difference between the CPI published in December of the year before the date of the adjustment and December of the preceding year).

The Bank of Israel is the sole banker of the Government in its banking activity in Israeli currency. The Government may, however, obtain certain services (as agreed in an MOU dated March 9, 2010 between the Government and the Bank of Israel) from others, provided this is done only in order to manage the Government’s debt and fiscal activity. The Bank of Israel is subject to internal limitations on the amount of investments it may make in a single country or financial institution. The majority of the Bank of Israel’s reserves are held in debt securities issued by foreign sovereign issuers.

As of October 2011, monetary policy and decisions on actions required to achieve the Bank of Israel's objectives are determined by the Monetary Committee of the Bank of Israel. The new Bank of Israel Law, which was passed in 2010, mandated the establishment of the committee. The Monetary Committee is composed of three members representing the Bank of Israel (the Governor of the Bank of Israel, as chairperson, the Deputy Governor, and a member of the Bank of Israel staff who is appointed by the Governor) and three members representing the public, all of whom are appointed by the Government. An administrative council, whose duties are to supervise the orderly and efficient management of the Bank of Israel, was also appointed in late 2011. The administrative council is composed of the Governor, the Deputy Governor, and five members appointed by the Government as representatives of the public. The Government also appoints the one of the public representatives as the chairperson of the council.

Monetary Policy

The Bank of Israel’s principal instruments of monetary control are auctioned time deposits for banks and a discount window facility. Auctions for interest-bearing deposits are currently the main tools for implementing monetary policy and are similar to reverse repurchase agreements. The interest rates received by the banks are determined in such auctions. Maturities are overnight or one week. In the past, the Bank of Israel injected liquidity using monetary collateralized loans, which were allocated to the banking system by periodic auctions of a predetermined amount and were used in a manner similar to repurchase agreements. The auction of overnight funds and deposits of various maturities and the rates of interest determined in connection therewith are the key determinants of short-term interest rates in Israel. The Bank of Israel utilizes the daily auctions primarily to offset flows, to and from the monetary base, of governmental activities and foreign exchange market intervention. Through the discount window, Israeli banks can obtain overnight loans to fill temporary funding needs.

In previous years, in order to offset capital inflows, the Bank of Israel operated NIS/USD swaps, absorbing NIS in return for USD for a given period of time. The Bank of Israel ended this practice during the third quarter of 2005.

The Bank of Israel may absorb liquidity by selling Makam. Unlike Bank of Israel’s other monetary instruments, these securities are traded in the secondary market and are accessible to all of the investing public. Since the mid-1990s, the Bank of Israel has gradually expanded the use of Makam issues as a monetary instrument to absorb excess liquidity in the banking system. The Makam market has advanced in recent years in a manner that enabled the Bank of Israel, since March 2007, to also actively increase liquidity in the banking system by reducing the issuance of Makam.

At the end of 1991, the Bank of Israel and the Ministry of Finance began publicly announcing annual inflation targets, with the intention of reducing inflation gradually from the 15% – 20% range that had prevailed since the Economic Stabilization Program was introduced in 1985 to the low single-digit levels typical in developed countries. At that time, Israel was one of the first emerging market economies to adopt the inflation-targeting approach to monetary policy as a tool in reducing inflation. Inflation targeting was implemented with some doubt in its first three years (through 1994), but, when actual inflation significantly exceeded its target in 1994, the Bank of Israel implemented more restrictive monetary measures in order to prevent inflation from reverting to its pre-1992 levels.

The Bank of Israel’s tight monetary policy since the fourth quarter of 1994 has been a key factor in attaining the current stable inflation rates. This monetary policy has been part of a three-pronged approach to macroeconomic policy that is designed to facilitate stable economic growth over the long run by promoting monetary and financial stability and by providing a favorable business environment. The other two key features are fiscal restraint and structural reform, with the latter also geared towards spurring economic growth from the supply side.

From the summer of 1997 through the end of 2001, the annual rate of inflation was below 3%, with the exception of the last quarter of 1998 when an international financial crisis led to a significant depreciation of the NIS and a significant one-time increase in price levels spaced over three months. A significant depreciation and an increase in price levels also took place in early 2002.

In August 2000, the Government set inflation targets for future years. For 2001, the target was 2.5% – 3.5%, for 2002, 2% – 3%, and since 2003, it has been set at 1% – 3%, a level of measured inflation that is defined as “price stability”. These targets are consistent with the explicit or implicit inflation targets of nearly all other developed countries.

The end-of-year inflation rate since 2003 (when the inflation target was set at 1% – 3%) averaged 2%, at the middle of the target range. However, throughout this period inflation fluctuated, in some years significantly, above and below the target range. In the last two years, inflation has been within the target range, averaging 2.7% in 2010 and 2.2% in 2011.

The focus of macroeconomic policy on financial stability during past years paid off handsomely during the 1999 – 2001 global crisis and, even more so, during the 2008 financial crisis and the subsequent global economic downturn, as most financial indicators suggest a degree of stability despite the very significant shocks that hit the economy during those periods.

Monetary policy since 1997 has emphasized the inflation-targeting regime, with exchange rate policy effectively having evolved to a free float policy. Until June 1997, the parameters of the upwardly sloping exchange rate band were such that the Bank of Israel was required to frequently intervene in the foreign exchange market to prevent appreciation. Continued intervention was viewed as untenable, and the band was widened considerably with provisions enacted for further gradual widening. These measures have thus far effectively removed the exchange rate constraints on monetary policy, and the Bank of Israel has been able to adjust its key interest rate to meet the inflation target without having to intervene in the foreign exchange market. The perception of risk in the foreign exchange market is now centered on small, day-to-day fluctuations rather than the larger, less frequent undulations typical of a more tightly managed exchange rate regime. The current perception is more amenable to creating a more stable financial system. It appears that the policy measures undertaken since 1997 have sent a signal to the public about the policymakers’ resolve to reduce inflation to levels similar to those in other developed countries.

In June 2005, the NIS/currency-basket exchange-rate band was officially abolished by a joint resolution of the Prime Minister’s Office, the Ministry of Finance and the Bank of Israel. In effect, since mid-1997, with the exception of a few days at the beginning of 1998, the Bank of Israel has not exercised its authority to intervene directly in foreign-currency trading in order to defend the crawling band. Thus, in effect, the exchange rate has evolved freely since 1998. This was somewhat changed in 2008, where the Bank of Israel started implementing a plan to increase its foreign exchange reserves by direct purchases in the foreign-currency market. These purchases were preceded by an ad hoc intervention, during two days in March 2008, in light of the unusual appreciation of the shekel during those two days.

Since 2008, monetary policy has been conducted against the backdrop of the global financial crisis, which began in the summer of 2007 and worsened during 2008. Until September 2008, domestic economic activity was robust although expectations of a recession were spawned by concerns over the worsening of the financial situation abroad, mainly in the United States. This led to frequent changes in the direction of the interest rate, corresponding with frequent changes in the assessment of the scale and timing of economic risks. The interest rate in January 2008 was increased by 0.25 percentage points to 4.25%; in both March and April 2008, the interest rate was cut by 0.50 percentage points, and starting from June it was increased by four consecutive steps of 0.25 percentage points each, back to a rate of 4.25%. In addition to these steps, the Bank of Israel started implementing a plan to increase its foreign exchange reserves by direct purchases in the foreign-currency market.

Starting in September 2008, in view of the escalating global crisis and growing signs of a major downturn in real activity, all the considerations employed in interest rate decisions supported sharp reductions in the rate, which was cut to 2.5% at the end of that year.

The rate cuts continued at the beginning of 2009, lowering the interest rate to a historical low of 0.5% in April 2009. As the rate approached zero, additional policy tools were required to help the economy cope with the adverse effects of the global financial crisis. Thus, the Bank of Israel extended its foreign-currency purchases program, and also announced in February 2009 that it would start operating in the secondary market of local treasury bonds, so as to directly influence long term interest rates. The Bank of Israel also announced a number of operational measures designed to increase the liquidity of the financial system.

In the second half of 2009, the monetary expansion had to be adjusted to conform with the improvements in the economic conditions and the rise in the inflation environment, while continuing to help the economy recover from the crisis, at a time when central bank interest rates worldwide remained low. In August 2009, the Bank of Israel began to gradually retreat from its exceptional monetary expansion. Bond purchases ceased to be carried out as planned; the policy of intervention in the foreign-currency market was changed from fixed purchases to case-specific intervention, e.g., in response to unusual exchange rate movements that failed to reflect fundamental economic conditions, or disorderly conditions that prevailed in the foreign exchange market. In September 2009, the interest rate was raised to 0.75%. With growing indications of improvement in the economic environment, the Bank of Israel continued to adjust the interest rate, and raised it to 1% in December 2009, increasing it again in January 2010, to 1.25%.

Monetary policy in 2010 was conducted against the backdrop of the Israeli economy's recovery from the global economic crisis alongside the relatively slow recovery of leading developed countries. The Bank of Israel raised the interest rate from 1% at the end of 2009 to 2% in December 2010, continuing the gradual upward trend that began in September 2009. The Bank of Israel raised the interest rate from its low level during the crisis in light of the economy’s recovery, which was accompanied by a marked improvement in the labor market, anticipation of an inflation rate in the neighborhood of the upper limit of the inflation target range, and a rapid rise in asset prices, particularly house prices, together with the expansion of mortgage loans. The persistence of the slack economic situation in the United States and Europe, their remarkably low interest rates, and the trend of local currency appreciation in Israel served to moderate the rise in the domestic interest rate.

The effective exchange rate of the shekel appreciated by 7% in 2010 (in both nominal and real terms). Pressure for real appreciation resulted from the surplus in the current account of the balance of payments, and there was also pressure for appreciation from interest rate differentials between Israel and the leading economies, which attracted short-term capital inflows into the economy. In view of the pressures for excess appreciation, and against the backdrop of the risks to growth resulting from the slow recovery worldwide, the Bank of Israel continued its discretionary purchases of foreign currency in the market thereby supporting economic growth and employment. In view of the rise in short-term capital inflows, the Bank of Israel and the Ministry of Finance took a number of steps to reduce short-term investments by foreign investors, including, starting in January 2011, requiring banking corporations in Israel to meet a 10% reserve requirement for foreign exchange swap transactions and shekel-based forward contracts entered into by non-residents. In addition, the Ministry of Finance cancelled a tax exemption previously granted to foreign investors on capital gains from Makam and short-term government bonds. To improve its ability to analyze transactions in the foreign exchange market and to increase transparency and investor confidence, the Bank of Israel imposed reporting obligations on Israeli residents and non-residents undertaking transactions in foreign exchange swaps and forwards exceeding $10 million per day, and non-residents undertaking transactions in Makam and short-term government bonds exceeding NIS 10 million per day.

In view of the risks embodied in the rapid rise in house prices and the expansion of housing credit, the Bank of Israel implemented macro-prudential measures, with regards to banks' mortgage loans, in order to support financial stability. These measures included: Redefining housing credit extended to organized consumer purchasing groups as credit extended to the construction industry instead of households' mortgages, requiring banks to meet stricter credit standards, increasing the capital provision requirement against high loan-to-value mortgages, requiring the re-examination of risk management in the housing credit portfolio, demanding a higher capital provision against floating-interest loans, and in 2011 limiting mortgages at variable rates of interest to one third of the total housing loan granted to a borrower.

During 2011, there was a change in the course of economic activity, inflation and monetary policy in Israel. During the first half of 2011, the Bank of Israel raised the interest rate from 2% to 3.25%, in continuation of the trend from 2010, as inflation peaked at 4.3%, beyond the upper limit of the inflation target range, alongside strong economic growth. However, in the second half of 2011, economic activity slowed down, inflation moderated and concerns grew that the escalation of the sovereign debt crisis in Europe may adversely affect the Israeli economy. Against this backdrop, the spreads of credit default swaps on Israel’s sovereign debt rose, the current account surplus turned into a deficit, and the upward pressures of the NIS stagnated. During the last quarter of 2011, the Bank of Israel reduced the interest rate by 0.5% to a level of 2.75%, and in January 2012 the interest rate was reduced further to 2.5%.

In spite of the moderation in economic activity, as of December 31, 2011, unemployment was at its lowest level in the past three decades and the Bank of Israel forecast for growth was 3.1% for 2012 and 3.5% for 2013.

Table No. 28

Selected Interest Rates(1)

	Short Term Credit to The Public in Local Currency
	Line of Credit	Term Credit	on Daily Commercial Bank Deposits at the Bank of Israel(2)	SROs(3)	Yield to maturity of 12 month treasury bills
2007	9.9%	6.3%	3.8%	3.0%	4.3%
2008	9.8%	6.1%	3.5%	2.7%	3.9%
2009	8.0%	3.7%	0.8%	0.4%	1.4%
2010	9.2%	4.5%	1.6%	1.0%	2.2%
2011	10.5%	5.5%	2.9%	2.1%	3.0%

(1)	Percent per annum.
(2)	The interest rate on daily deposits auctioned by the Bank of Israel.
(3)	Excluding large negotiable SROs (self-renewing overnight local currency interest-bearing bank deposits).

Source: Bank of Israel.

Table No. 29

Monetary Indicators
(Percentage Change over Previous Period)

	2007	2008	2009	2010	2011
Monetary Aggregates(1)
M1 (in millions of NIS annual average)(2)	57,529	65,715	99,069	111,039	115,431
M2 (in millions of NIS annual average)(3)	392,951	419,922	477,007	521,016	574,065
M1	15.4%	14.2%	50.8%	12.1%	4.0%
M2	11.3%	6.9%	13.6%	9.2%	10.2%
Public Sector Injection/GDP(4)	-1.6%	-2.4%	-1.9%	0.2%	-0.2%
Bank of Israel Injection/GDP(5)	2.3%	-2.4%	-7.7%	-4.1%	-0.9%
Nominal Interest Rates
SRO(6)	3.0%	2.7%	0.4%	1.0%	2.1%
Unrestricted Credit in Local Currency(1)	6.9%	6.6%	4.2%	5.0%	6.0%
U.S.$ Interest Rate (average, three month LIBID)	5.2%	2.8%	0.6%	0.2%	0.2%
NIS /U.S.$ (during period)	-7.1%	-0.9%	-2.1%	-4.9%	4.7%
Real Yield to Maturity on 5 Year Indexed Government Bonds	3.2%	2.9%	1.5%	1.0%	0.0%
Nominal Yield on Equities (during period)(7)	23.3%	-46.4%	78.7%	12.6%	-22.1%
Nominal GDP	5.9%	5.4%	5.9%	6.1%	6.7%

(1)	Includes mortgage banks.
(2)	Currency in circulation plus demand deposits.
(3)	M1 plus treasury bills and interest-bearing local currency deposits with maturities shorter than 12 months.
(4)	Contributions to monetary expansion. The change observed with respect to past reports is due to the fact that since 1995, the redemption of government bonds held by the Bank of Israel is no longer considered part of the public sector injection.
(5)	From 1995 includes swap transactions, with respect to the redemption of government bonds held by the Bank of Israel. See footnote (4).
(6)	Self-renewing overnight deposits.
(7)	Includes convertible securities and warrants. The data have been adjusted for dividend distributions and stock splits.

Source: Bank of Israel.

Banking System

Structure and General Developments.   Israel has a highly developed and relatively concentrated banking system. At the end of 2011, there were twenty-five banking corporations registered in Israel, including fifteen commercial banks, two mortgage banks, one financial institution, two joint-service companies and five foreign banks.

Bank Leumi, Bank Hapoalim, Israel Discount Bank, Mizrahi Tefahot Bank and the First International Bank of Israel (collectively, the “Five Banks”) are the five largest banking groups in Israel, constituting approximately 94% of the banking market in Israel. The two largest banking groups (Bank Leumi and Bank Hapoalim) constitute almost 60% of the banking industry, measured by assets. In addition, there are five branches of foreign banks that have limited operations - Citibank N.A., HSBC Bank PLC., Barclays Bank PLC, BNP Paribas Israel and State Bank of India.

The total assets of the Five Banks increased by 10% from the end of 2010 and amounted to NIS 1,176.4 billion at the end of 2011. Bank assets denominated in local currency increased by 9.4% during 2011. Bank assets in foreign currency, which had contracted in double digits in the preceding years, reversed their downward trend and increased by 12.1% during 2011. The downward trend that prevailed until 2011 is attributable in part to the continuous appreciation of the shekel relative to foreign currencies, a trend that reversed during 2011. Bank equity capital amounted to NIS 73.2 billion at the end of 2011, an increase of 2.7% compared with 2010. The number of domestic bank branches increased to 1,179 at the end of 2011 up from 1,150 at the end of 2010.

Regulatory Overview and Developments.   The Bank of Israel’s Banking Supervision Department (“BSD”) is the primary regulator of Israeli banks. The BSD is headed by the Supervisor of Banks, who is appointed by the Governor of the Bank of Israel. Two committees operate alongside the Supervisor of Banks: (1) the Licenses Committee, which advises the Governor of the Bank of Israel and the Supervisor of Banks in connection with establishing banking corporations, licensing bank branches, reviewing changes of control in banks, and ensuring the stability of banks where mismanagement has been found; and (2) the Advisory Committee, which advises on matters relating to the issuance of new banking business regulations. In recent years, the BSD has enhanced its supervision over the banking system and tightened regulation in order to meet the evolving and challenging risk environment that faces the Israeli banking system.

Between 2009 and 2011, the Basel Committee on Banking Supervision issued a set of deliberations known as Basel III, aiming to strengthen bank capital requirements and introduce new regulatory standards regarding bank liquidity and leverage. The BSD has endeavored to incorporate the main elements of the Basel III regime in its working plans and has introduced new minimum core capital ratio requirements to meet Basel III’s targets: In June 2010, the Supervisor of Banks requested that banks hold a minimum core capital tier I ratio of 7.5% by the end of 2010. As of the end of 2010, all of the Five Banks complied with this requirement. In March 2012, the Supervisor of Banks announced that the minimum core capital tier I ratio requirement will be 10% for the two largest banks, effective 2017, and 9% for the rest, effective 2015.

In December 2010, the Supervisor of Banks modified the corporate governance directive to reinforce the oversight and control functions of boards of directors and senior management of banks. Based on best practices and drawing on the lessons of the global financial crisis, the directive provides operational guidance to a bank’s board of directors and focuses on the segregation of duties between the board and senior management.

In January 2011, the Israeli banking system incorporated the use of United States Generally Accepted Accounting Principles (“US GAAP”) for the measurement and disclosure of credit risk. The shift to US GAAP prompted Israeli banks to review and scrutinize their loan portfolios and, in certain cases, induced a higher level of provision expense for loan losses.

In April 2011, the Supervisor of Banks issued a prudential directive that tightened lending limits to borrowers and groups of borrowers. The directive, which is in line with the standards articulated in the Capital Requirements Directive II (“CRD II”) published by the European Commission, limits bank exposure to a group of borrowers (including a banking group) to 25% (previously 30%), and sets a cluster requirement of 120% of capital for all exposures that exceed 10% of a bank’s capital.

Throughout 2011 and into 2012, the BSD has continued to enhance its regulatory framework to respond to industry challenges and developments, based on the BSD’s professional experience and international best practices. The BSD released prudential regulations at the end of 2011 and during the first months of 2012 in three key areas: internal audit function, operational risk management and business continuity management.

The Financial Sector Assessment Program (“FSAP”) — Banking Sector.   During November 2011, an IMF delegation performed an FSAP on the Israeli financial sector. The Israel FSAP report was published on the IMF’s website in April 2012. The IMF delegation found the Israeli banking system to be generally robust and banking sector regulation and supervision to be stringent and generally in line with international standards. The report found that the BSD was largely compliant with 29 Basel Core Principles, with only one principle graded “materially noncompliant — market risk”, and one graded “noncompliant  —  interest rate risk”. The BSD acknowledged the gaps between Israeli regulatory practices in these risk areas and the Basel methodology and accepted the recommendations. However, BSD believes that the practices are effective and commensurate with the low volumes and the characteristics of the activity in the trading books of Israeli banks, and primarily, that the secondary market in Israel for credit derivative and structured products and bank loan sales is insignificant.

The IMF delegation performed and reviewed the BSD’s stress testing process and methodologies and found that the results of the balance sheet stress test and contingent claims analysis suggested that Israeli banks’ capital would remain adequate under numerous stress scenarios. Single factor shock results showed that concentration risk has the largest potential impact on capital. Liquidity test results showed that all major banks would be able to maintain a liquidity ratio above unity under strong stress scenarios.

Concentration Risk in the Banking Sector.  The banking sector is relatively concentrated, with the two largest banks accounting for almost 60% of the market. In addition, large conglomerate groups are prevalent in the corporate sector and ownership is predominantly characterized by the presence of a controlling shareholder. The concentration of risk resulting from a narrow nucleus of banks and corporate borrowers could have an adverse affect on Israel’s financial sector. The IMF report noted that the occurrence of a credit shock would lead to credit losses from each bank’s largest borrower group and the three largest individual borrowers of 8.5% – 12.6% of tier 1 capital in the case of the former, and 4.3% – 6.6% in the case of the latter. This risk is confined to the domestic corporate market, as Israeli banks have negligible direct exposure to European sovereign, bank, and nonfinancial sector credit risks. The BSD has shown awareness of this risk by enhancing supervisory oversight and scrutiny, including by modifying the banks’ large exposure limits and instating a cluster requirement in line with the standards articulated in CRD II. In addition, in October 2010 the Prime Minister appointed the Committee on Increasing Competitiveness in the Economy, whose members consist of a diverse group of top policymakers in the fields of macro-economics, banking, capital markets, anti-trust, and law. The Committee published its final recommendations on February 22, 2012, recommending, among other things, the adoption of a prohibition on control or holdings in a financial institution with over NIS 40 billion in assets by an entity with over NIS 6 billion in sales revenue or credit availability or by the controlling shareholder of such an entity, to be implemented within four years. It is expected that implementing this recommendation will facilitate the dispersion of control in the corporate sector and have a favorable impact on reducing the concentration of the banks’ credit portfolios.

Performance of the Banking Sector During 2011.  The performance of Israeli banks in 2011 can be analyzed under the following metrics:

•	General performance indicators — Benefiting from the strong domestic economic growth in the first half of 2011, net income of the Five Banks exceeded NIS 7 billion in 2011, an increase of 7.6%. This increase reflects a small increase in return on equity, which reached 10.2% in 2011, up from 9.8% in 2010. The provisional expense for credit losses during 2011 increased mildly (4%) and the moderate gain in net interest income (3.1%) was offset by a decrease in total operating income (non-interest income), which fell by 4.5%. Total operating expenses grew 2.9%, accompanied by a 5.9% increase in compensation and related expenses, which adversely affected net income in 2011. The main contributor to the increase in net income was the 47% drop in the tax expense in 2011, to NIS 2 billion, compared with NIS 3.8 billion in 2010, primarily due to a deferred tax reserve accrual resulting from a change of the corporate tax rate in 2012 pursuant to the recommendations of the Trajtenberg Committee.

•	Credit and credit quality — Credit to the public (including the off-balance sheet credit) grew by 2.7% in 2011. Credit to the real-estate and construction sectors in 2011 rose by 5.3%, and residential mortgage loans increased by 9%. Credit quality indicators improved in 2011 as the provisional expense for credit losses was only 0.39% of the balance sheet credit and write-offs amounted to 0.71%. Impaired loans to balance sheet credit (gross) stood at 3% at the end of 2011, compared with 3.7% at the end of 2010 (as a percent of capital, 26.4% for 2011 and 30.2% for 2010).
•	Capital — Equity capital increased modestly during 2011 (2.7%) after increasing 8.6% in 2010, primarily due to deductions from capital incurred as a result of the incorporation in January 2011 of US GAAP for the measurement and disclosure of credit risk.
•	Capital adequacy — Due to the effect of the incorporation of US GAAP, capital adequacy ratios came down slightly compared to the end of 2010. The core capital tier I ratio reached 7.9%, and a total capital ratio of 14% at the end of 2011 compared with 8% and 14%, respectively, at the end of 2010.

Developments in the Housing Market.  In 2010, as a result of lower interest rates that spurred growth in the demand for housing, there was an escalation in housing prices that accelerated demand for mortgage lending. This prompted the Supervisor of Banks to take the following actions to suppress the demand for mortgages and to counter the macro-prudential risks that were evolving in the housing markets:

•	Requesting as of August 2009 banks to tighten their risk management, scrutinize the mortgage loans to households, and enhance disclosure, particularly with respect to loans carrying floating interest rates that were extended to households (and which were not indexed to the CPI).
•	Imposing as of July 2012 a 100% capital surcharge on groups of borrowers that collectively bought property for residential projects and engaged third parties to execute the construction and development of the property. This type of lending activity increased dramatically in 2009 and 2010 and entailed inherent risks that were higher than those associated with mortgage lending to individual households.
•	Instituting as of July 2010 a supplementary reserve requirement of 0.75% for all outstanding mortgages with a Loan-to-Value ratio that exceeds 60%.
•	Imposing as of October 2010 a capital surcharge of 100% (instead of 35%) on all loans over a threshold of NIS 800,000 that have a floating interest rate component that applies to more than 25% of the principal of the loan and involves a Loan-to-Value ratio that exceeds 60%.
•	Requiring as of April 2011 that the adjustable interest rate component of a mortgage loan apply to no more than one-third of the principal amount of the loan, and that banks notify customers whose mortgage loans carry a floating interest rate component that applies to one-third or more of the loan.

In 2011 and in the first quarter of 2012, the housing market experienced a cooling-off, evidenced by a moderate decline in housing sales as real estate prices dropped. The banks adjusted to this market environment and tightened mortgage lending standards, which were already prudent, as the Loan-to-Value ratio and the payment ratio are below 75% and 50%, respectively.

Anti-Money Laundering and Combating Financial Terrorism.  The sections of the PMLL pertaining to the obligations imposed on financial entities took effect in February 2002 (see “Balance of Payments and Foreign Trade — Anti-Money Laundering Law”) simultaneously with the Governor of the Bank of Israel’s Prohibition on Money Laundering Order (“PML Order”). The PML Order contains requirements regarding customer identification, reporting and recordkeeping by banking corporations. Pursuant to a 2006 amendment, the PML Order applies these requirements to credit card companies. The PMLL requires financial institutions to check the identity of parties to a financial transaction against a list of declared terrorists and terrorist organizations, as well as to report the type and size of transactions above NIS 5,000 involving a high-risk country or territory.

The BSD conducts on-site examinations on an ongoing basis to assess the compliance of banks with AML/CFT laws and directives. In 2003, the Banking Corporations Sanctions Committee, which is chaired by the Supervisor of Banks, commended its operations. The committee is authorized to impose financial penalties on banks for AML/CFT related infractions, and in several cases it has imposed such penalties, totaling over NIS 16 million.

Effective 2010, the BSD regulates business ties between the Israeli banking system and banks operating in areas under the Palestinian Authority, including scrutinizing money transfers and counterparties' disclosure, and prohibiting endorsement of checks. In 2011, the BSD, in conjunction with other regulatory authorities, issued a circular referring banking corporations to international lists containing names of individuals and other entities associated with Iranian nuclear proliferation efforts.

Privatization.  In response to a severe banking crisis, in 1983 the Government nationalized Israel’s largest banks. Over the last two decades, the Government disposed of its holdings in all banks other than Bank Leumi (see “The Economy — Role of the State in the Economy — Privatization”). As of December 31, 2011, the Government held 6.03% of the shares of Bank Leumi. In March 2012, amendments to the Banking Ordinance Act and the Banking (Licensing) Law took effect, permitting a bank ownership structure without a controlling shareholder. Shortly after the amendments became effective, Bank Leumi became a banking corporation without a controlling shareholder.

Table No. 30

Assets, Liabilities and Equity Capital of the Five Major Banking Groups
(End of year, in Millions of NIS)(1)

	2007	2008	2009	2010	2011
Assets
In local currency(2)	596,391	677,898	762,155	820,147	897,487
In foreign currency	364,773	335,645	280,114	248,831	278,919
Total assets	961,164	1,013,543	1,042,269	1,068,978	1,176,406
Liabilities and equity capital
In local currency(3)	602,523	668,532	715,413	766,851	840,609
In foreign currency	358,641	345,011	326,856	302,127	335,797
Total liabilities and equity capital	961,164	1,013,543	1,042,269	1,068,978	1,176,406
Equity capital	59,731	58,470	65,640	71,316	73,213

(1)	The division into local and foreign currency for 2007, 2008 and 2009 was adjusted according to the published financial statement for those years.
(2)	Including non-financial items.
(3)	Including non-financial items, minority interests and equity.

Source: Bank of Israel Financial Statements to the Public.

Capital Markets

Israel Securities Authority.  The Israel Securities Authority (“ISA”) was established under the Securities Law, 1968, and its mandate is to protect the interests of the investing public in Israel. The ISA has a wide range of responsibilities and powers. Within the framework of this mandate the ISA is charged with, among others, the following:

•	Issuing permits to publish prospectuses for public securities offerings of corporate issuers, as well prospectuses for mutual fund units sold to the public;
•	Examining corporate disclosure filings, including current reports, quarterly and annual periodic financial statements, filings concerning related-party transactions in connection with private placements, tender offer disclosures, etc.;
•	Regulating and supervising the activities of the mutual fund industry including on-going monitoring of mutual fund filings;

•	Overseeing the fair, orderly and efficient activity of secondary markets;
•	Licensing and supervising portfolio managers, investment advisers and investment marketing agents, including through compliance reviews and disciplinary complaints against these investment professionals for adjudication by a disciplinary committee;
•	Investigating violations under the Securities Law, the Joint Investment Trust Law, 1994, the Regulation of Investment Advice and Investment Portfolio Management Law, 1995 and violations of other laws related to the aforesaid laws; and
•	Supervision over compliance of portfolio managers and non-bank members of the TASE, in accordance with the Prohibition of Money Laundering Law, 2000.

The ISA drafts and initiates virtually all primary and secondary legislation pertaining to securities laws in Israel. In addition, it cooperates with government authorities in formulating policies and laws pertaining to capital market activity. The ISA also collaborates with the Institute of Certified Public Accountants in Israel, in operating and financing the Israel Accounting Standards Board, which is charged with setting accounting standards for Israeli companies. The Minister of Finance appoints the chairman of the ISA and its commissioners. ISA commissioners are selected from the public, the civil service and the Bank of Israel. The ISA plenum meets on a monthly basis. The ISA also performs its functions through permanent and ad hoc committees, which facilitate the formulation and implementation of ISA policies. The ISA is not dependent on Government financing; its budget is funded entirely by annual fees payable by entities regulated under the Securities Law and the Joint Investment Trust Law. The ISA’s budget is approved by the Minister of Finance and the Knesset Finance Committee.

The ISA monitors a variety of ongoing disclosure reports, such as periodic reports that include financial statements; director's reports on the status of the company’s affairs; additional information reports; quarterly financial reports; and immediate reports, which are filed immediately after the occurrence of certain events that could have a material effect on the company or on the price of its securities. These reporting requirements are enforceable by Israeli courts upon the petition of the ISA, which also has certain powers to direct the TASE to suspend trading of a company’s securities.

The TASE.  The TASE is the only stock exchange and the only public market for trading securities in Israel. The TASE is highly regulated, both internally and externally, by the ISA. Internal regulations include circuit breakers, and a 45-minute halting of trade in a company’s securities on a day that the company publishes price-sensitive information, to ensure that the information can be widely disseminated. The TASE has a computerized trading system with real-time information. The TASE’s rules govern membership, registration of securities, conditions for suspending trading and obligations of listed companies. All shares, convertible securities, treasury bills, government, corporate and structured bonds, ETNs, covered warrants and derivatives are traded via Tel-Aviv Continuous Trading (“TACT”), the TASE’s fully automated trading system. The TASE has 27 members (five of which are foreign members, including one remote member) and, as of December 31, 2011, 613 companies had equity securities listed on the TASE.

The Dual Listing Law, which took effect in October 2000, enables companies listed in the United States or in England to dual-list on the TASE with no additional regulatory requirements under Israeli law. As of December 31, 2011, there were 52 companies cross-listed on the TASE and foreign exchanges.

Market Performance.  The TASE equity markets experienced a downturn in 2011. After a two-year bull market, the TA-25 index, which is composed of the 25 largest Israeli public companies measured by market capitalization, lost 18%, accompanied by a decline in trading volume and primary market activity. Although share prices were stable at the start of 2011, they took a downward turn towards the end of April and continued to fall through the end of the year. Market activity was characterized by volatile movements and the downward trend affected all leading TASE share price indices. In light of the 7.7% devaluation of the NIS against the USD in 2011, the TA-25 index declined 24% in USD terms over the course of the year. The TA-25 index fell 1.9% in nominal terms and 3.4% in USD terms between January and May 2012, while the USD revaluated 1.6% against the NIS.

Industry indices experienced similar sharp price decreases in 2011. The TA-Finance index, which measures financial sector shares (including commercial banks, mortgage banks, insurance companies and financial service providers), was especially adversely affected, losing 39% of its value over the year and 7% between January and May 2012. After gaining 29% in 2010, investment companies experienced a precipitous 45% decline in 2011 and a 12% decline between January and May 2012. Share prices of companies in the gas and oil exploration industry retreated 13% in 2011 and 9% between January and May 2012, after registering stellar gains in the previous two years, driven by the discovery of the Tamar and Leviathan offshore gas reservoirs in 2009 and 2010. TA Com index, launched in April 2011, fell 40% between January and May 2012 after showing a negative return of -42% for 2011. This continued downward trend can be attributed to the ongoing erosion of profitability in Israel's telecom companies, resulting from increased competition in the industry.

The General Index of shares and convertible securities (which comprises all shares and convertible securities tradable on the TASE) decreased by 28% in 2011 and 2.2% between January and May 2012, after increasing 20% in 2010 and 80% in 2009 (in each case, in USD terms). As of December 31, 2011, the total market value of all listed equity securities (excluding ETNs) was $157.1 billion, compared with $227.1 billion in 2010. The average daily trading for equity securities (including ETNs) decreased to $482 million during 2011, compared with $547 million in 2010. In 2011, the 7.7% revaluation of the U.S. dollar against the shekel contributed to the low dollar rate of return on TASE indices. In 2011, foreign residents acquired a net$0.7 billion TASE-listed shares, a continuation of the $0.8 billion acquired in the second half of 2010.

In 2011, the business sector raised $11.4 billion on the debt market, similar to the amount raised in 2010. Banking and telecom companies stood out in 2011, raising $3.4 billion and $3 billion, respectively. The portion of bond offerings for bonds rated “A-” and above remained high, accounting for more than 90% of the amount raised in the debt market. Government bond prices increased 5% on average in 2011 and 2.6% between January and May 2012, while corporate bond prices were off 1.2% in 2011 and gained 3.4% between January and May 2012 (in NIS terms). CPI-linked government bonds rose by 4.5% in 2011 and 3% between January and May 2012 (in NIS terms), following an increase of 8% in the previous year. Non-linked government bonds gained 5% on average in 2011 and 2.3% between January and May 2012, following the same rate increase in 2010, primarily due to the 6% appreciation in Shahar bond prices in 2011 and 2.5% appreciation between January and May 2012.

Government Bonds.  The government bond market in Israel is highly developed, and government bonds account for the vast majority of publicly issued debt securities. In 2006, a broad reform in the government bonds market was implemented, with the appointment of 19 primary dealers in the government bonds market. The 2006 reform helped to increase the liquidity and transparency of the Israeli capital markets, encouraged the entry of international investors into the market, upgraded the trading and clearing systems used in the market and promoted the development of diverse derivative fixed income instruments. The scope of net government issues sharply decreased in 2011, for the second year in a row; the Ministry of Finance issued a net $0.7 billion in local government bonds in 2011, compared to a net $2.6 billion in 2010 and $8 billion in both 2008 and 2009.

Institutional Investors.  In recent years, the role of institutional investors in the Israeli capital markets increased significantly. The principal types of institutional investors in the Israeli market are pension funds, provident funds, severance pay funds (special funds established to hold assets set aside by employers for the payment of severance obligations owed to their employees), advanced study funds, mutual funds and a variety of life insurance savings plans. As of December 31, 2011, assets held by pension funds totaled $110.2 billion, assets held by provident funds and severance pay funds totaled $53.3 billion, assets held by life insurance savings plans totaled $54.8 billion and assets held by mutual funds totaled $44.1 billion. Public offerings and private placements to institutional investors (via the TACT Institutional platform) of corporate bonds, which were temporarily curtailed following the 2008 financial crisis, resumed in 2009, increased in 2010, and remained steady in 2011.

Gold Reserves

The State has not maintained gold reserves since 1992.

PUBLIC FINANCE

General

The Government budget covers the expenditures and revenues of the central Government only and does not include the accounts of the National Insurance Institute (“NII”), the National Institutions, local authorities, the Bank of Israel, or surpluses and deficits of Government authorities.

The Budget Process

The Government’s fiscal year ends on December 31. The annual budget process generally begins in April of each year when the Budget Department of the Ministry of Finance coordinates discussions regarding the budget with the various ministries. During August and September of each year, the details of the budget are finalized within the Government. A budget bill, together with all necessary supporting information, must be submitted to the Knesset for its approval no later than 60 days before the end of the year. Upon submission of its annual budget to the Knesset, the Government is required by law to include a three-year projected budget, which is deemed non-binding and is not subject to the Knesset’s approval. Following review of the proposed annual budget by the Finance Committee of the Knesset, together with the relevant ministers and other officials, the Knesset votes on the approval of the annual budget into law.

Due to the formation of the new Government in March 2009, the approval of the 2009 budget was delayed. Consequently, in April 2009, a proposal for the submission of a two-year budget (“biennial budget”) and economic program was introduced to the Knesset, covering 2009 and 2010. The biennial budget and economic program were submitted in July 2009. Following the implementation of the biennial budget for 2009 – 2010, the Ministry of Finance decided to study the advantages and disadvantages of instating a biennial budgetary system, without regard to exceptional circumstances such as the ensuing global financial crisis. The Ministry of Finance determined that the biennial budgetary system provides greater certainty to the Government and the economy, allows for longer-term policy formulation and orderly execution of policy, as well as the capacity to dedicate time and resources to strategic thinking and policy formulation. This initiative was supported by the Prime Minister, the other ministries and various officials such as the Governor of the Bank of Israel, the National Economic Council and the Manufacturers Association. In addition, the biennial budgetary system has been supported by global economic institutions such as the OECD and the IMF. The biennial budgetary system was approved by the Knesset in December 2010 and will continue to be effective subject to the Minister of Finance’s review in April 2012. In April 2012, the Minister of Finance submitted a report to the Knesset Finance Committee examining the advantages and disadvantages of the biennial budget, given the experience derived from planning and instituting the current budget for 2011 – 2012. The report also includes a proposal for dealing with the disadvantages of the biennial budget structure while preserving its advantages. The conclusions of the report are currently being discussed among the Ministry of Finance, the Knesset and the Attorney General. It is likely that the 2013 budget will be a one-year budget for the following reasons:

•	The preparation of the 2014 budget by the current government raises issues because 2013 is an election year.
•	The short-term future of the global economy is highly uncertain.
•	No conclusions have been reached regarding the success of the biennial budget due to the relatively short period since its implementation.

As the next budget must be submitted by October 31, 2012, a final decision regarding the use of the biennial budget for 2013 and 2014 can be expected on that date.

Limits on Expenditure and Deficit Reduction

In response to persistent budget deficits, the Knesset passed the Deficit Reduction Law in 1992. The law required that the total budget deficit target (excluding credit granted by the Government), as a percentage of GDP, decrease each year between 1993 and 1997, as compared to the budget deficit target for the preceding year. The law set forth the target for the budget deficit for each year through 2001. The Knesset has amended the law to include the Government’s proposed budget deficit targets for subsequent years. Accordingly, the budget deficit target, as a percentage of GDP, was set at 4% in 2004, 3.4% in 2005, 3% in each of the years from 2006 through 2008 and 1% from 2009 and onwards.

As a result of the global financial crisis and shrinking tax revenues, in 2009 the Government submitted a five-year plan to the Knesset aiming to mitigate the effects of the deficit. This plan capped the deficit at 6% of GDP in 2009, 5.5% in 2010, 3% in 2011, 2% in 2012, 1.5% in 2013 and 1% from 2014 and onwards (the increase of the deficit target for 2009 and 2010 mainly reflects the operation of automatic stabilizers). A new budget deficit reduction plan setting forth revised deficit targets is expected to be approved by the Government and the Knesset by the end of July 2012.

In the framework of certain amendments to the Deficit Reduction Law, the Knesset approved additional restrictions on government expenditures. Pursuant to these restrictions, aggregate government expenditures were not allowed to increase by more than 1% compared to the previous year (linked to the CPI) in each of 2005 and 2006 and by more than 1.7% (linked to the CPI) from 2007 and onwards. Under the restrictions, upward revision of expenditures was subject to preserving the annual deficit target.

In March 2010, the Government accepted the proposal of the Prime Minister and the Minister of Finance to impose a target ceiling on government expenditures while maintaining a deficit target. The Knesset enacted the Deficit Reduction and Budgetary Expenditure Limitation Law (the “Expenditure Law”) in May 2010. The Expenditure Law, which sets forth limitations on the deficit level and the growth rate of government expenditures, is integral to maintaining Israel’s fiscal stability. The Expenditure Law has contributed to the reduction of the deficit in the last few years and consequently, to a decline in the debt/GDP ratio, which serves as a key indicator of economic stability. Although the global financial crisis caused a decline in domestic economic activity, a decline in tax revenues, an increase in the deficit, and a halt in the decline of the debt/GDP ratio, these developments mainly reflect the operation of automatic stabilizers and were quite moderate in Israel compared with trends observed in other developed countries. Under the Expenditure Law, real growth of government expenditures will equal a ratio between 60% (the medium-term target) divided by the last known debt/GDP ratio, multiplied by the average GDP growth rates during the ten previous years for which GDP data from the Central Bureau of Statistics is available. Therefore, the growth rate of government expenditures will be a derivative of the difference between the debt target and “long-term” growth rate. Nonetheless, the new expenditure target will continue to be subject to the declining deficit target. If the increase in the expenditure rate (calculated in accordance with the new expenditure target) leads to a deviation from the deficit target, the expenditure growth rate will be reduced accordingly, or government revenues increased. The Expenditure Law sets an expenditure target that relies on actual figures as opposed to forecasts, thereby increasing the simplicity, transparency and credibility of fiscal policy.

Absent approval by the Knesset, Government ministries may not spend in excess of their respective budgets. However, budgeted amounts not spent by the Government in a given year may, upon notice to the Finance Committee of the Knesset, be carried over to the following year. The deficit target established pursuant to the Deficit Reduction Law refers to the budget as proposed by the Government, rather than actual expenditures and revenues. Therefore, no adjustment to government expenditures is required by law if the actual deficit misses the deficit target due to either government revenues or actual GDP that were different than had been anticipated. The Government finances its deficits mainly through a combination of local currency and foreign currency debt, and some proceeds from privatization.

From 1997 through 2011, the total budget deficit, excluding net allocation of credit, as a percentage of GDP was 2.5%, 2.1%, 2.3%, 0.6%, 4.1%, 3.5%, 5.2%, 3.5%, 1.8%, 0.9%, 0%, 2.2%, 5.1%, 3.8% and 3.3% respectively. In 2004, the deficit target was met despite tax reductions implemented throughout the year. In 2005, 2006 and 2007, the deficit was lower than its target by approximately 1.6%, 2.1% and 3% of GDP, respectively, mainly due to higher than expected revenues and growth in GDP. In 2008, due to the global financial crisis and a decrease in tax revenues, the deficit was 2.2% of GDP, approximately 0.9% below the 3% target set in the Expenditure Law. In 2009, the deficit was 5.1% of GDP, approximately 0.9% lower than the target. In 2010, the deficit was 3.8% of GDP, approximately 1.7% lower than the target. In 2011, the deficit was 3.3% of GDP, approximately 0.3% above the target. The deviation from the deficit target in 2011 is due to lower than expected revenues, while overall expenditures did not exceed the budget forecast.

The following table sets forth the budget deficit and its financing. Domestic expenditures constitute all expenditures by the Government made in Israel. Domestic revenues constitute all taxes raised in Israel. The Government accounts for domestic expenditures and revenues as a method of measuring the influence of the Government on the domestic economy. Table 28 presents the gross budget figures, including revenue-dependent expenditures and contributions from the budget to the NII. Table 30 presents the budget net of these expenditures.

Table No. 31

The Budget Deficit and Its Financing
(In Thousands of NIS at Current Prices)

	Actual 2008	Actual 2009	Actual 2010	Actual 2011	2012 Budget
Revenues and Grants
Tax Revenues	184,842,147	178,688,874	196,194,712	212,646,218	233,826,297
Non-tax Revenues	42,465,614	38,046,445	38,255,606	42,114,081	47,726,230
Foreign Grants	10,037,296	7,983,364	9,095,340	8,227,440	8,672,174
Total	237,345,057	224,718,683	243,545,658	262,987,739	290,224,701
Gross Expenditure and Lending
Current and Capital Expenditures	120,510,467	125,627,150	134,073,195	143,564,650	142,191,875
Transfer Payments and Subsidies	85,698,491	91,107,521	91,729,469	97,004,369	103,539,476
Interest Payments and Commissions(1)	33,137,385	33,572,019	34,793,539	36,323,933	38,577,176
Loans	1,947,233	1,445,556	1,452,974	1,080,277	2,673,234
Other Expenditures	5,711,625	6,180,665	6,485,814	7,362,305	16,747,760
Total	247,005,201	257,932,911	268,534,991	285,335,534	303,729,521
Surplus (Deficit)	9,660,144	33,214,228	24,989,333	22,347,795	13,504,820
Financing
Foreign Borrowings(2)	3,910,083	12,108,189	12,161,773	5,299,757	9,000,000
Foreign Loan Repayments	13,026,273	7,661,732	12,830,489	5,281,331	8,658,000
Foreign Financing (net)	9,116,190	4,446,457	-668,716	18,426	342,000
Domestic Borrowings	70,324,491	90,499,704	70,106,684	86,685,224	83,950,820
Domestic Loan Repayments	49,808,399	52,928,982	58,348,285	74,435,939	72,601,000
Domestic Financing (net)	20,516,092	37,570,722	11,758,399	12,249,285	11,349,820
Proceeds from Privatization	1,751,563	1,576,995	4,987,965	6,529,344	1,813,000
Cash Balance of the Government (at the end of period)(3)(4)(5)
Deposits in NIS	1,506,000	11,852,000	12,979,000	10,568,000	N/A
Deposits in foreign currency	6,860,000	8,480,000	1,228,000	2,008,000	N/A
Total	8,366,000	20,332,000	14,207,000	12,576,000	N/A

(1)	Interest payments and commissions are net of amounts attributable to indexation of NIS-linked Government bonds and that portion of the interest payments on NIS loans attributable to inflation for the year of payment. These amounts are included in the capital expenditures portion of the budget as domestic loan repayments.
(2)	Including certain proceeds borrowed under the U.S. loan guarantee program.
(3)	Includes accounts of NII (National Insurance Institute).
(4)	Reflects changes in cash balances of the Government resulting from activities not included in the budget.
(5)	Cash balances do not include social security reserves.

Sources: Ministry of Finance and Bank of Israel.

Socioeconomic Policy

In June 2011, a number of small protests began over issues relating to living standards, initially in response to the rising prices of Israeli staple food items such as cottage cheese, and quickly spreading to a variety of related issues, such as the decline in doctors’ wages, which lead to a national doctors’ strike. During the summer of 2011, numerous large scale protests ensued over housing and food costs, government services and the cost of living for the middle class. These large-scale protests enjoyed widespread social backing and culminated in the largest demonstration in the country’s history, with over 400,000 participants. Protest marches in Tel Aviv were followed by the creation of a tent encampment along the popular Rothschild Boulevard, a trend that spread to other cities in Israel. To address the protestors’ grievances, in August 2011, the Prime Minister appointed the Trajtenberg Committee to examine Israel’s socioeconomic issues and propose measures to improve living standards. The Trajtenberg Committee published its recommendations in September 2011. The Trajtenberg Committee’s recommendations are consistent with the Government’s goal of maintaining fiscally prudent policies, as spending increases are offset by additional revenue-raising measures. The main recommendations of the committee are divided into the four categories below:

1.	Tax policy
•	Cancelling the direct tax reduction scheme (individual and corporate);
•	Raising the maximum marginal tax rate from 44% to 48%;
•	Lowering income taxes from 23% to 21% for incomes between NIS 8,000 – 14,000 per month;
•	Raising the corporate tax rate from 23% to 25%;
•	Raising the capital gains tax from 20% to 25%;
•	Reducing the duty free cigarette allowance;
•	Introducing a tax allowance for fathers; and
•	Cancelling the increase in fuel taxes.
2.	Cost of living and competitive markets
•	Advancing competitiveness and efficiency in government regulation, antitrust enforcement, the banking sector, transportation, seaports, cement, fuel stations, and liquefied petroleum gas; and
•	Reducing customs duties and standardization of non-tariff barriers on imports.
3.	Social services
•	Reducing the burden of education costs, including through providing publicly subsidized education from the age of three, day care centers, and afternoon educational programs;
•	Improving public transport service and accessibility; and
•	Raising the labor participation rate.
4.	Housing and real-estate
•	Increasing construction of new dwellings;
•	Encouraging urban renewal and acceleration of planning;
•	Promoting platforms of affordable housing, such as long term rent, small apartments and introducing criteria for entitlement; and
•	Increasing rent assistance significantly, as an alternative to inefficient public housing.

Since October 2011, many of the above recommendations have been adopted by the Government, with the majority of the recommendations regarding tax policy and competitive markets having been introduced into law in December 2011.

In the Government’s economic plan for 2011 and 2012, the two main objectives of socioeconomic policy consist of increasing economic growth and reducing inequality. However, in view of global economic uncertainty and fears of further economic upheavals, a third objective has been added: namely, ensuring the stability of the economic and financial system. Accordingly, the economic plan defines the following three policy objectives: (1) stabilizing the economic system against external and internal upheavals; (2) increasing the per-capita GDP and improving Israel’s economic ranking; and (3) strengthening weaker social groups and reducing social gaps. To meet these objectives, the economic plan identifies four target areas:

•	Responsible fiscal policy — increasing the budget while adhering to the framework of the Expenditure Law;
•	Increasing Israel’s comparative advantage in human capital and high-tech industries;
•	Strengthening the labor market and expanding the workforce, using tools such as integrating welfare recipients into the workforce and encouraging the employment of the ultra-orthodox and minority groups; and
•	Development of infrastructure and internal growth engines — planning and construction, continued investment in and accelerated development of public transportation infrastructure and mass transit systems, as well as improving government services to individuals and the private sector.

Taxation and Tax Revenues

In 2011, the total tax burden was 32.7% of GDP, compared to 32.5% in 2010, 31.4% In 2009, 33.9% in 2008 and 36.3% in 2007. As of December 31, 2011, Israel had a progressive personal income tax with a top rate of 45%, supplemented up to a ceiling by a 17.9% health and social security tax (including the employer contribution) and a 24% corporate tax rate. Indirect taxes consist primarily of a 16% VAT rate. In addition, there are high sales taxes on cars, alcohol, fuel and cigarettes.

In recent years, the Government adopted changes to the tax system aiming to integrate Israel into the global economy. As part of this policy, customs duties have been lowered. While imports from the EU and the United States are duty-free, customs duties are applied on selected imports from countries which have no trade agreements with Israel. Israel has signed free trade agreements with Canada, Turkey and Mexico, which lowered customs duties on imports from such countries. In 1995, Israel and the United States ratified a double taxation treaty, which remains effective. This treaty governs the income taxation of residents of the United States and Israel who conduct business or otherwise derive income in the other country, subject to the treaty’s jurisdiction. The treaty provides for, among other things, reduced rates of withholding tax on certain non-business income, such as dividends, interest, and royalties that is sourced in Israel and derived by a resident of the United States. The treaty provides rules for the avoidance of double taxation through a foreign tax credit mechanism and allows for the resolution of disputes arising under the treaty through a mutual agreement procedure involving the governing taxing authorities.

Starting in January 2003, Israel began implementing several comprehensive multi-year reforms to the direct-tax system. The reforms provided for the gradual reduction of the corporate tax rate from 36% in 2003 to 24% in 2011, and the top personal income tax rate from 50% in 2003 to 45% in 2011. In 2012, the corporate tax rate increased to 25% and the top personal income tax rate increased to 48%.

Israel does not have local taxes on the income of individuals or corporations nor does it have excess-profits or alternative minimum taxes. Real-estate transactions are generally taxed on a real profits basis, as well as by a turnover tax which varies according to the value of the transaction. In recent years, there has been a significant reduction in the taxation of dwellings. Local authorities charge municipal tax according to the size of the property, its location and use.

Table No. 32

Government Taxes
(In Billions of NIS at Current Prices)(1)

	Actual 2007	Actual 2008	Actual 2009	Actual 2010	Actual 2011
Income tax	97.0	88.8	80.0	85.6	103.1
Value added tax	52.4	55.3	58.0	64.2	68.8
Excise	14.3	13.7	13.5	15.3	16.2
Custom tax	2.2	2.4	2.4	2.7	2.9
Fuel excise	10.6	11.9	12.7	14.6	15.1
Fees	4.8	5.0	4.8	5.3	5.1
Total	190.7	184.1	177.7	195.4	211.2

________________

(1)	Not including social security contributions, local authorities' taxes and VAT on defense imports.

Source: Ministry of Finance.

Table No. 33

Government of Israel Statement of Net Expenditures
(Excluding Capital Expenditures)
(In Millions of NIS at Current Prices)

	Actual 2008	Actual 2009	Actual 2010	Actual 2011	2012 Budget
Government expenditures
Government administration	28,471	32,239	32,236	33,664	38,942
Local authorities	3,865	3,870	3,856	4,035	3,887
Defense	48,322	55,368	56,693	57,274	50,637
Social services	86,406	93,164	97,965	105,445	110,508
Economic services	7,740	7,964	7,652	8,336	8,497
Interest payments	34,523	33,568	34,788	36,324	38,570
Credit subsidies	25	4	5	0	7
Reserves	—	—	—	—	7,757
Total expenditures (other than capital expenditures)	216,478	226,177	233,195	245,077	258,805
Development expenditures (including repayments of debt)	85,040	80,659	91,979	102,681	107,111
Repayments of debt	72,674	67,973	78,926	88,163	90,356

Source: Ministry of Finance.

Government Budget Proposal for 2011 – 2012

The budget for 2011 and 2012 is NIS 348.2 billion and NIS 365.9 billion, respectively, with a deficit target of 3% and 2% of GDP, respectively. The gross government expenditures (excluding payment of principal) are anticipated to be NIS 289.2 billion in 2011 and NIS 303.7 billion in 2012. These expenditures are anticipated to be 33.5% and 33.1% of the originally projected GDP in 2011 and 2012, respectively.

Budget Framework.  The main components of the budget for 2011 and 2012 are the budget adjustments as required according to the Deficit Reduction Law and the Expenditures Law, as well as provision for substantial investment in education and higher education, infrastructure (in particular transportation infrastructure), defense and other expenditures aimed at strengthening disadvantaged social groups.

Increased Infrastructure Investment.  In 2011 the total Government investment in infrastructure amounted to NIS 21.5 billion. A major part of these investments is attributed to the accelerated development of the railway network throughout the State and the construction promotion of access roads to the Cross-Israel Highway. Over the next few years, this investment is expected to play a crucial role in accelerating economic activity and shortening travel time between the central and peripheral areas of the State. Reform in the Labor Market and Streamlining of Transfer Payments. In recent years, the Government adopted a socioeconomic agenda with the main goal of stimulating employment as a means of reducing poverty and encouraging education. To support this agenda, the Government promoted a nationwide welfare program entitled “Orot Leta’asuka”, operating on a pilot format from August 2005 through April 2010. As part of the pilot program, job centers were opened in four regions in the State to assist the unemployed and equip them with the tools required to enter and be integrated into the job market, thereby decreasing their dependence on State benefits. The program’s effect on the labor market was monitored by a public committee that recommended the deployment of the program throughout the State. The program was also assessed by an independent research institution, which found it to be highly effective. In July 2010, the Government formally presented its plan for a nationwide expansion of program. The required legislation is pending Knesset approval.

Local Authorities(2)

Local authorities in Israel include 75 municipalities, 126 local councils, 53 regional councils and two industrial councils. The local authorities are obligated by law to provide a number of basic social services. Local authorities generally finance the provision of such services through local taxes (primarily taxes based on the use of property) and through transfer payments from the Government. In addition, under certain circumstances, local authorities may finance a portion of their activities through borrowing, while less financially sound local authorities may receive supplementary grants from the Ministry of the Interior. As of December 31, 2010, the total outstanding debt of the local authorities was approximately NIS 14.2 billion. Transfer payments from the Government are allocated among all local authorities based on fixed criteria and for specific purposes, such as social services or education. The Government currently retains authority to approve changes in the level of taxes imposed by local authorities. The aggregate deficit of all local authorities in 2010 was approximately NIS 5.1 billion. The Government transfers to the local authorities in 2010 totaled approximately NIS 15 billion.

Social Security System

National Insurance Law.  Under the National Insurance Law, the National Insurance Institute of Israel (“NII”), an independent institution, provides a wide range of social security benefits, including old age pension benefits, unemployment insurance, long-term disability payments, workers’ compensation benefits, maternity support benefits and child support payments. In 2011, total expenditures by the NII were NIS 61.3 billion, compared with NIS 57.9 billion in 2010 (these expenditures include payments made to the NII from non-contributory benefits). The NII funds its expenditures using the proceeds of social security taxes paid by employers and employees, transfer payments from the Government pursuant to the National Insurance Law and interest income on deposits deriving from surpluses from previous years. The NII also receives separate funds for non-contributory NII benefit payments, including payments to new immigrants and other payments not covered by social insurance programs. In 2011, the Government’s transfer payments to the NII totaled NIS 19.7 billion and the Government’s share of the NII’s provision for non-contributory payments totaled NIS 9.8 billion. The estimated aggregate amount of Government transfer payments to the NII in the 2012 budget is NIS 31.1 billion, compared to an actual total Government transfer of NIS 29.5 billion in 2011.

Healthcare.  Israel has an advanced medical system, with four public health insurance organizations (also known as healthcare funds) and a ratio of one doctor for approximately every 290 people. A healthcare tax, which varies based on gross salary, and averages 4.2% of an individual’s gross salary, funds a portion of healthcare benefits, with the remainder funded by the Government. In 1995, the Government enacted legislation in order to enhance efficiency in the healthcare market. The law expanded the flexibility, authority and responsibility of the healthcare funds and provided them with incentives to make their services more efficient. The law also promoted the reduction of systematic redundancies and the introduction of bookkeeping arrangements among the healthcare funds.

(2)	Local authority data presented herein are as of December 31, 2010.

A significant share of the suppliers in the Israeli healthcare market is still Government-owned, including half of the general hospital system. The Government decided to convert several of the Government-owned hospitals into non-profit, self-managing hospitals. The conversions are intended to make the Israeli healthcare system more effective, and to decrease the Ministry of Health’s involvement in providing services, while maintaining its regulatory authority. As of December 31, 2011, the Government had yet to implement its hospital conversion policy, due to the opposition of different interest groups.

In 2004, the Knesset decided to authorize the sale of non-prescription over-the-counter drugs in places other than pharmacies. This reform was implemented in May 2005.

In 2007, the Government enacted legislation designed to decrease the share of private health expenditures in total expenditures on health. The law restricts health insurance organizations from including expensive life-saving medications as part of their supplementary insurance plans. In addition, the law provides that life-saving medications should be supplied exclusively by basic health insurance plans, provided by the health insurance organizations.

In 2009, the Government enacted legislation transferring the responsibility for healthcare cases involving traffic accidents, from private mandatory insurance to the health insurance organizations.

In 2010, the Government improved the allocation of the healthcare budget between health insurance organizations, reducing the risk of adverse selection of patients and providing an incentive for health insurance organizations to develop more services in periphery areas. In addition, dental care for children was added to the national healthcare services in order to enhance dental health and decrease the share of private health expenditures in total expenditures on health.

In 2012, the Government decided to transfer responsibility for psychiatric health services to the healthcare funds, starting July 2015. The Government further decided to fund and assist the development of psychiatric ambulatory facilities by the healthcare funds in order to insure proper facilities for the transfer of responsibility in 2015.

In 2011, the Government healthcare budget was NIS 37.4 billion. Healthcare expenditures (including expenditures by the public) in 2011 amounted to 7.8% of GDP for the same year.

Pension Funds

Pension funds, together with life insurance policies and provident funds, are the principal instruments in Israel for the investment and accumulation of retirement savings and provision for retirement income. Most employees who participate in a pension fund do so pursuant to an agreement between the pension fund, the employer (or a representative organization for such employer) and the representative organization for such employee. These agreements require that the employer and the employee each make contributions to the pension fund. At retirement age, or at the time of another insurable event, the employee, or the employee’s survivors, become entitled to receive pension payments.

There are generally two types of pension funds in Israel: an older defined benefits pension fund and a newer defined contribution pension fund. In March 1995, in response to large and rising actuarial deficits of Israel’s pension funds, the Government adopted a new pension policy, including a comprehensive recovery plan for existing pension funds. The primary elements of the recovery plan were: (i) then-existing pension funds would be closed to new participants, but existing participants would continue to be covered under the existing plans for the life of such plans, subject to certain limitations on the future accumulation of benefits; (ii) the Minister of Finance was empowered by the Government to draft recovery plans for pension funds that were in actuarial deficit, according to the principles established by the Government; (iii) the Minister of Finance, at his discretion, was authorized to continue to issue special Government bonds to pension funds in actuarial deficit for an interim period; and (iv) new members enrolling in pension programs would join newer, actuarially balanced funds that would operate separately and independently from existing funds, while benefits payable by the new pension funds would be subject to automatic reductions, to the extent necessary, to eliminate any actuarial funding deficit of such new funds.

As of May 2003, the estimated actuarial deficits of the older pension funds totaled NIS 109 billion. In May 2003, as part of a general economic recovery plan, the Knesset approved a recovery plan for the older pension funds in order to solve the problems of the active members and pensioners of the pension funds with actuarial deficits and to ensure continued payments to pensioners and those who will reach retirement age.

As of December 2011, Government obligations under this plan stood at NIS 111 billion over the next 30 years. In 2011, the Government transferred NIS 2 billion from the State’s budget to the older pension funds that had actuarial deficits. The funds will make up the remainder of the deficit by adjusting members’ benefits. Measures taken to adjust members’ benefits include government-mandated uniform regulations for all funds, a uniform method of calculating wages for the purpose of calculating pension benefits, increased employee and employer contribution rates, and an increase in the retirement age to limit the actuarial deficit and improve fund management. In addition, the Government ceased issuing certain types of designated government bonds in which the older pension funds were heavily invested, and removed restrictions on both older and newer funds that required a high percentage of assets to be invested in designated government bonds.

In order to ensure professional and responsible management of the funds, in June 2003 a Government committee appointed new managers for the funds with actuarial deficits. In January 2004, the Minister of Finance and the head of the Histadrut signed a Memorandum of Understanding completing the pension reform process as a cooperative effort among the Government, the Histadrut and employers. In December 2004, the Minister of Finance approved a procedure for the transfer of financial aid to the older pension funds that had been actuarially balanced, based on their assets. The financial aid was needed due to the aforementioned changes in the issuance of government bonds.

The Histadrut and the Coordinating Bureau of Economic Organizations entered into an agreement determining that as of January 1, 2008, employers must provide a defined contribution pension plan for all employees.

During 2007 and 2008, two reforms dealing with long-term pension savings plans were implemented, aiming to expand consumer choice and competition, while ensuring that all employees enjoy a decent retirement income. The first reform provided that funds invested in provident funds after 2008 may only be withdrawn as an allowance during an employee’s retirement years and not as a one-time disbursement. The second reform permitted the unrestricted transfer of pension money among different investment vehicles and funds.

As of December 31, 2011, long-term investments totaled NIS 644.9 billion, of which NIS 101.8 billion was invested in new pension funds, NIS 169.8 billion was invested in old pension funds, NIS 213.7 billion was invested in life insurance policies and NIS 159.7 billion in provident funds.

PUBLIC DEBT

General

Public sector debt (“public debt”) in Israel consists of the consolidated local currency and foreign currency debt of the public sector. The definition of net public debt was updated in 2011 to exclude the holdings and debt issuances of the Bank of Israel. Therefore, both the foreign currency reserves, held and managed by the Bank of Israel, and the Bank of Israel's short-term bills are no longer included in net public debt statistics. Net public debt as of December 31, 2011 was NIS 593.6 billion (68.3% of GDP), comprising NIS 482.2 billion in local currency debt and NIS 111.4 billion in foreign currency debt. As of December 31, 2010, the net public debt was NIS 562.4 billion. The main factors that contributed to the increase in net public debt in 2011 were the budget deficit (3.3% of GDP) and the significant appreciation of the dollar relative to the NIS in that year. Following four years of increases, in 2004 the ratio of net public debt to GDP began to decline and continued falling until 2008, marking a return to the pre-2001 trend. In 2009, this ratio increased temporarily and has since declined once again, with the 2011 level being the lowest in the past three decades.

Table No. 34

Net Public Debt(1)
(In Billions of NIS at Current Prices)

	Year
	2007	2008	2009	2010	2011
Local Currency(2)	358.0	391.5	432.1	458.9	482.2
Foreign Currency(3)(4)	117.4	108.2	110.3	103.5	111.4
Total	475.3	499.6	542.4	562.4	593.6

(1)	Net public debt includes the debt of the local authorities, except the local authorities' debt to the central Government.
(2)	In 2011, domestic net public debt increased in real terms (at end of year 2010 constant prices) by 2.84% to NIS 471.911 billion.
(3)	External public debt equals the Government's foreign currency liabilities.
(4)	Foreign currency debt, for this purpose, does not include nonresidents' holdings of NIS-denominated Government bonds issued in the domestic market and does include residents' holdings of foreign currency-denominated Government bonds issued in the global market.

Source: Bank of Israel.

Table No. 35

Ratio of Net Public Debt to GDP
(Percent of Annual GDP at Current Prices)

	Year
	2007	2008	2009	2010	2011
Local Currency	52.1%	54.1%	56.4%	56.4%	55.5%
Foreign Currency(1)	17.1%	14.9%	14.4%	12.7%	12.8%
Total	69.2%	69.1%	70.8%	69.2%	68.3%

(1)	Foreign currency public debt equals the Government’s foreign-currency denominated liabilities.

Source: Bank of Israel.

Domestic Public Debt

Domestic net public debt is defined in the consolidated balance sheet of the Government and the Bank of Israel as gross domestic government debt plus the debt of local authorities less the liabilities of private sector debtors to the public sector and government deposits in the Bank of Israel. The net public debt includes debt of local authorities, but excludes their debt to the Government. In 2011, domestic net public debt was NIS 482.2 billion, compared with NIS 458.9 billion in 2010. Domestic public debt consists of transferable and non-transferable debt, which is raised through issues of shekel denominated bonds. Nontransferable debt is issued to institutional investors in Israel under set terms based on long-standing arrangements. In recent years, the size and share of nontransferable debt as a portion of total domestic debt have decreased, mainly due to the reduction of designated bond issuances to pension funds (see “Public Finance — Pension Funds”).

In recent years, the Ministry of Finance took major steps to increase the transferability and liquidity of its bonds. Between 1995 and 2011, the CPI-linked component in the overall domestic transferable debt decreased from 81% to 41%, and the USD-linked component decreased from 10.1% to 0%. Correspondingly, the Ministry of Finance reduced the number of bond series it issues and increased the average size per issue. As a result, the number of traded bond series fell sharply, from 215 in 1995 to only 32 at the end of 2011 and the average series size increased simultaneously, from NIS 0.7 billion to NIS 11.5 billion over the same period.

Table No. 36

Annual Local Currency Government Debt Issuances
(Gross Proceeds in Billions of NIS)

	2007	2008	2009	2010	2011
Total Issuances
Tradable	31.2	65.8	82.0	61.2	78.5
Non-Tradable	4.5	4.2	8.4	8.9	8.2
Total	35.7	70.0	90.4	70.1	86.7
Average Maturity (years)
Tradable	11.1	7.6	7.7	7.2	7.4
Non-Tradable	13.1	13.4	13.7	13.8	13.8
Total	11.4	8.0	8.3	8.1	8.1

Source: Ministry of Finance.

External Public Debt

Except as otherwise specified, and only for the purpose of the statistical data presented herein, Israel’s gross external debt is defined, in line with the IMF’s definition, as all external liabilities to nonresidents required to be paid in both local and foreign currency by the public sector, the private sector and the banking system (not including mortgage banks, investment finance banks and financial institutions). For the purpose of this definition, the public sector includes the Government, the Bank of Israel and the National Institutions. The data presented do not include currency swap transactions.

The Government is the principal public sector borrower. In 2011, the public sector’s share of Israel’s gross external debt was 36%, compared to 38% in 2010, 32.4% in 2009, 32.5% in 2008 and 35% in 2007. The share of total debt comprising the Government’s gross external debt was 18% at the end of 2011, compared to 17.4% at the end of 2010, 19% in 2009, 21.7% in 2008 and 26.4% in 2007.

Total public sector external debt in 2011 was $36.5 billion, compared with $40.3 billion in 2010, $31.2 billion in 2009, $28.2 billion in 2008 and $31.9 billion in 2007. Total public sector external assets for those same years, starting with 2011, amounted to $75.3 billion, $71.4 billion, $61.2 billion, $43 billion and $29.1 billion, respectively. The net external debt of the public sector, defined as the public sector’s external debt less foreign assets of the public sector, decreased in 2008 to -$14.8 billion from $2.8 billion in 2007. In

2009, the public sector’s net external debt decreased to -$30 billion. It further decreased in 2010 and 2011, amounting to -$31 billion and -$39 billion, respectively.

As a percentage of GDP, net public sector external debt as of December 31, 2011 amounted to -17%, which reflects an increase compared to -13.6% in 2010. Net public sector external debt has been increasing steadily in recent years (-14.8% in 2009, -7.8% in 2008, and 1.6% in 2007), which represents a sharp decrease from the peak of 55% in 1985. Furthermore, the annual cost of servicing such debt as a percentage of the budget expenditure has declined.

As of December 31, 2011, approximately 84% of Israel’s public external debt was denominated in USD, 14% was denominated in Euros and 2% in other currencies.

Israel’s access to external funding has broadened increasingly in recent decades. From the mid-1980s to 1992, the major source of external net borrowings by the Government was the State of Israel Bonds organization (“Israel Bonds”), with the remainder borrowed from foreign governments, international institutions and foreign banks. Israel Bonds raises capital through the following four organizations: Development Corporation for Israel, Israel Bonds International, Development Company for Israel (UK) Ltd. and Canada-Israel Securities Limited. Bonds and notes issued through Israel Bonds are not transferable (except pursuant to certain exceptions). Israel Bonds has proven to be a reliable and important source of financing for the State, particularly under adverse circumstances, due to the special characteristics of the investors, individuals and institutions, including the worldwide Jewish community that has an interest in Israel. The State expects to continue to issue bonds through Israel Bonds in the future.

By 1991, the annual amount raised by the Government through the sale of State of Israel Bonds reached an average of $1 billion per year. As of December 31, 2011, the outstanding balance of bonds and notes issued through Israel Bonds was $7.4 billion, representing approximately 25.4% of Israel’s total public sector external debt. In 2011, the total funds raised through Israel Bonds amounted to $1.06 billion, a decrease from $1.256 billion in 2010 and $1.205 billion in 2009.

Israel maintains a close economic, diplomatic and military relationship with the United States. Israel receives economic and military assistance from the United States in amounts that have averaged approximately $3 billion per year since 1987. In 1991, the United States provided Israel with an additional one-time special grant of $650 million in relation to expenses incurred by Israel as a result of the Gulf War.

In 1992, the United States approved up to $10 billion of loan guarantees during U.S. fiscal years 1993 through 1998 to help Israel absorb the influx of immigrants over this period. Israel completed its financings under this program in January 1998. In April 2003, the United States approved up to $9 billion in additional loan guarantees for Israel to be issued during U.S. government fiscal years 2003 through 2005, with an option to extend the program by an additional year. In 2005, the United States approved Israel’s request to extend the $9 billion program for two more years, and in 2006, this program was again extended through U.S. fiscal year 2011 (with an option to carry forward unused guarantee amounts for an additional year). The $9 billion loan guarantee program aims to support Israel’s comprehensive economic program and to create conditions for higher and sustainable growth. The amount of guarantees that may be issued to Israel under the loan guarantee program may be reduced by an amount equal to the amount extended or estimated to have been extended by Israel for activities that the President of the United States determines are inconsistent with the objectives and understandings reached between the United States and Israel regarding the implementation of the loan guarantee program. For United States fiscal years 2003 and 2006, the amount of this reduction was $289.5 million and $795.8 million, respectively. Under the program, the United States issues guarantees with respect to all payments of principal and interest on certain bonds issued by Israel. The proceeds of the guaranteed loans may be used to refinance existing debt. The Government has made certain commitments with respect to its comprehensive economic plan in connection with the loan guarantee program.

Under the $9 billion loan guarantee program, between September 2003 and November 2004, Israel issued guaranteed notes totaling $4.1 billion face value. Israel has not issued any notes under the loan guarantee program since November 2004, and up to $3.8 billion of U.S. loan guarantees (subject to the reductions described above) remains available. The loan guarantee program expired on September 30, 2011, except that unused guarantee amounts are available for use until September 30, 2012. On May 9, 2012, the U.S. House of

Representatives approved a bill providing for an additional four year extension of the program, to September 30, 2015 (with an option to carry forward unused guarantee amounts for an additional year). As of June 29, 2012, the bill had been approved by the U.S. Senate Foreign Relations Committee and was on the calendar for floor consideration by the U.S. Senate.

During 2011, Israel borrowed a total of approximately $1.584 billion in foreign currency debt, with approximately $1.06 billion through the Israel Bonds and $524 million through two private placements to several large institutional investors.

In January 2012, the Government raised $1.5 billion through a Yankee Bond offering. In 2012, Israel also raised $200 million through private placements of debt and borrowed $75.7 million through a bank loan from a European investment bank. Between January and May 31 2012, the Government raised $637.4 million in bond sales through Israel Bonds.

At the end of 2011, 69% of the external public debt was transferable, similar to the 68% ratio of transferable debt at the end of 2010.

Derivatives and Hedging Transactions

Israel has never utilized and currently does not anticipate utilizing derivative instruments for speculative purposes. As of December 31, 2011, total debt denominated in foreign currency amounted to NIS 111.4 billion, which comprised 18% of total government debt. As of June 30, 2012, total debt denominated in foreign currency amounted to NIS 116.9 billion, which also comprised 18% of total government debt. In addition, the mix of foreign currency debt is characterized by the dominance of dollar-denominated debt. As of December 31, 2011, 84% of foreign-currency debt was dollar-denominated, 14% was denominated in Euros and the remainder was in other currencies. As of June 30, 2012, these denominations remained unchanged. Israel carries out hedging transactions, short-term dollar-shekel forward transactions and long-term swap transactions. Dollar-shekel swap transactions enable the reduction of exposure to foreign currency risk, and dollar-euro transactions enable diversification of such exposure. As of December 31, 2011, the composition of Israel’s hedged debt portfolio was as follows: 69% USD, 19% Euro, 10% NIS and 2% in other currencies. These figures remained unchanged as of June 30, 2012.

Table No. 37

Foreign and Local Currency Debt
(In Billions of NIS)

	As of December 31, 2011		As of June 30, 2012
	Amount	Percentage	Amount	Percentage
Foreign Currency Debt	111.4	18%	116.9	18%
Tradable Local Currency Debt	378.4	60%	388.0	60%
Non-Tradable Local Currency Debt	143.2	22%	144.2	22%
Total	633.0	100%	649.1	100%

Hedging transactions enable the reduction of market risk (currency risk) but expose Israel to credit risk, particularly counterparty risk. Credit risk is managed within the framework of shelf agreements by the International Swap and Derivative Association (ISDA). The ISDA regulates the legal processes for the transfer of guarantees. In accordance with the ISDA Credit Support Annex, a margin call is carried out according to the fair value of the transaction (mark-to-market) and the threshold is set forth in the agreement.

As of December 31, 2011, Israel’s stock of swap transactions amounted to $4,377 million, of which dollar-euro transactions amounted to $1,300 million, dollar-shekel transactions amounted to $2,927 million, and linked dollar-shekel transactions amounted to $150 million. As of December 31, 2011, the mark-to-market value of all transactions stood at $310 million. As of June 30, 2012, Israel’s stock of swap transactions amounted to $4,336 million, of which dollar-euro transactions amounted to $1,300 million, dollar-shekel transactions amounted to $2,886 million, and linked dollar-shekel transactions amounted to $150 million. As of June 30, 2012, the mark-to-market value of all transactions stood at $504 million.

Change in Credit Rating

In September 2011, Standard & Poor’s raised Israel’s foreign currency credit rating from A/Stable/A-1 to A+/Stable/A-1. During 2011, there was no change in the ratings from Moody’s Investor Services and Fitch Ratings.

Table No. 38

Outstanding Public Sector External Debt
(End of Period, Millions of Dollars)

	2007	2008	2009	2010	2011
Public sector external debt(1)
Foreign governments and international institutions	1,998	1,776	2,860	2,602	2,448
Negotiable bonds guaranteed by the U.S. government	14,112	13,526	12,958	12,495	12,041
Negotiable bonds – unguaranteed	5,916	4,327	6,381	17,117	13,768
State of Israel bonds	9,826	8,464	8,553	7,797	7,974
Other	103	101	477	284	274
Total	31,956	28,193	31,229	40,295	36,504
Total public sector external assets	29,104	43,012	61,247	71,362	75,314
Net public sector external debt	2,851	-14,818	-30,018	-31,067	-38,810

Source: Bank of Israel and Ministry of Finance.

(1)	Includes accrued interest.

Table No. 39

Forward Amortization of Public Sector External Debt — Principal Payments
(In Millions of Dollars)(1)(2)

	Debt Outstanding as of December 31, 2011	2012	2013	2014	2015	2016	2017 onwards
Total public sector	36,505	7,843	3,857	2,363	1,851	1,542	19,049
U.S. government (USD)	482	85	93	94	54	56	99
Other foreign governments and international institutions	1,965	40	40	40	94	42	1,709
USD(2)	1,459						1,459
Euro	506	40	40	40	94	42	250
Negotiable bonds guaranteed by the U.S. government (USD)	12,041	393	307	248	234	222	10,637
Negotiable bonds – unguaranteed	13,768	5,070	867	715	787	1,018	5,312
USD	2,258	785	455	303		607	108
Euro	1,390				375		1,015
Sterling	74						74
NIS	10,046	4,285	412	412	412	412	4,115
State of Israel bonds	7,975	2,176	2,546	1,249	668	191	1,145
USD	7,506	2,001	2,452	1,173	638	184	1,060
Canada $	379	104	76	76	30	8	84
Sterling	1	1			0		0
Euro	89	71	18	0	0	0	1
Foreign banks and others	274	79	5	17	14	12	147
USD	75	75
Sfr	15	3	4	5	2		0
Euro	184	0	0	12	12	12	147

(1)	Data include accrued interest on debt outstanding (accrued interest is excluded in Table 36). Currency distribution is according to currency denominations scheduled to be remitted to creditors (i.e., excluding any possible intermittent swap agreements prior to remittance).
(2)	Mainly SDRs of Monetary Authorities (recorded as USD).

Sources: Bank of Israel and Ministry of Finance calculations.

Table No. 40

Forward Amortization of Public Sector External Debt — Interest Payments
(In Millions of Dollars)(1)

	Total Forecasted Interest Payments on Debt Outstanding as of December 31. 2011	2012	2013	2014	2015	2016	2017 onwards
Total public sector	9,054	1,138	1,091	1,068	1,065	1,045	3,647
U.S. government (USD)	58	20	15	10	6	4	4
Other foreign governments and international institutions	89	11	11	10	10	9	38
USD
Euro	89	11	11	10	10	9	38
Negotiable bonds guaranteed by the U.S. government (USD)	7,366	812	856	869	883	896	3,050
Negotiable bonds – unguaranteed	1,211	164	154	140	134	116	503
USD	689	106	96	81	75	95	237
Euro	151	38	38	38	38
Sterling	250	11	11	11	11	11	196
NIS	121	10	10	10	10	10	70
State of Israel bonds	184	58	46	31	25	14	9
USD	95	22	22	17	17	10	8
Canada $	85	33	25	14	8	4	1
Sterling	0	0
Euro	3	3	0			0	0
Foreign banks and others	147	74	8	8	7	7	43
USD	65	65
Sfr	1	0	0	0	0
Euro	81	8	8	8	7	7	43

(1)	Data exclude accrued interest on debt outstanding (accrued interest is included in Table 35).

Source: Bank of Israel and Ministry of Finance.

Government Guarantees

In certain cases, the Government may issue financial guarantees to secure third-party obligations if it determines that the issuance of such guarantees is in the best interest of the State. These guarantees are generally made on a secured basis and require the payment of a fee. Each guarantee or guarantee program must be specifically approved in advance by the Finance Committee of the Knesset, and the aggregate amount of obligations issued under such guarantees may not exceed 10% of the Government’s annual budget for the same year. Government guarantees fall into three groupings: (i) guarantees to support economic activities, including encouragement of capital investment and lending to small and medium sized enterprises; (ii) special guarantees to support Government-controlled entities, particularly those in the defense sector and the Israel Electric Corporation Ltd., or to support other enterprises or activities on a case-by-case basis; and (iii) guarantees to support foreign trade, including export guarantees against foreign, political and commercial risks made through ASHR’A — The Israel Foreign Trade Risks Insurance Corporation Ltd., a Government-controlled company, or through two private export insurance companies, and direct guarantees for certain large one-time transactions, particularly those involving military equipment. These guarantees, as well as fees and other receipts associated with them, are included in the national accounts but, other than certain of the guarantees listed in clauses (i) and (ii), are not part of the Government’s annual budget.

As of December 31, 2011, approximately $1.7 billion in Government guarantees were outstanding.

The following table sets forth the Government guarantees granted to secure third-parties’ indebtedness by category.

Table No. 41

Government Guarantees
(As of December 31, 2011 — Millions of NIS)

		2010	2011
Category	Grouping(1)	Exposure	Effective Limit of the Program	Exposure
International Trade	(iii)	3,445	8,741	4,674
Power Stations	(i)	—	7,000	—
Israel Electric Corporation Ltd.	(i)	1,273	1,142	1,142
Construction	(i)	360	400	400
Pension	(ii)	141	73	73
Medium-Sized Business Fund	(i)	60	180	140
Small- and Medium-Sized Business Fund (New)	(i)	—	400	—
Small-Sized Business Fund (Old)	(i)	41	—	—
Hotels	(i)	7	—	—
Total	—	5,327	17,936	6,429

(1)	Refers to groupings (i), (ii) and (iii) described in the first paragraph under “Government Guarantees” above.

Source: Financial Report of the Ministry of Finance.

DEBT RECORD

Israel has never defaulted on the payment of principal or interest on any of its internal or external debt obligations.

TABLES AND SUPPLEMENTARY INFORMATION

Foreign Currency Debt of the Government of Israel
(Debt Outstanding as of December 31, 2011)

MM $	USD	CAD	EURO	GBP	CHF	Total
State of Israel bonds	6,853	416	125	5		7,399
Loans from foreign Governments	733		911		15	1,659
Tradable bonds guaranteed by the U.S. government	12,045					12,045
Sovereign bonds – unguaranteed	4,902		2,986	156		8,044
Total	24,533	416	4,022	161	15	29,147

Source: Ministry of Finance.

Loans from the Government of the Federal Republic of Germany

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2011 (In Millions)
2.0	Nov. – Dec. 1989	Dec. 2019	EUR	28.4
2.0	Jan. 1991	Dec. 2020	EUR	32.2
2.0	Dec. 1991	Dec. 2021	EUR	35.8
2.0	Dec. 1992	Dec. 2022	EUR	39.4
2.0	Dec. 1993	Dec. 2023	EUR	55.2
2.0	Dec. 1994	Dec. 2024	EUR	33.2
2.0	June 1995	June 2025	EUR	48.3
2.0	Dec. 1996	Dec. 2026	EUR	34.5
2.0	Jan. 1998	Dec. 2027	EUR	20.5
2.0	Sep. 2000	Dec. 2030	EUR	4.2
2.0	Dec. 2001	Dec. 2030	EUR	9.6
2.0	Dec. 2003	Dec. 2030	EUR	1.1
2.0	Dec. 2004	Dec. 2030	EUR	1.9
2.0	Aug. 2005	Dec. 2030	EUR	1.9
2.0	Dec. 2006	Dec. 2030	EUR	3.2
2.0	Dec. 2007	Dec. 2030	EUR	1.8

Source: Ministry of Finance.

Loans from Israeli and Non-Israeli Banks

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2011 (In Millions)
4.15	Sep. 1997	June 2015	CHF	10.6
1.15	Sep. 1997	June 2015	CHF	3.6
4.69	Oct. 1998	June 2015	EUR	0.8
1.69	Oct. 1998	June 2015	EUR	0.3
4.157	Dec. 2009	Dec. 2029	EUR	141.1

Source: Ministry of Finance.

International Capital Markets Issues

Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount on December 31, 2011 (In Millions)
7.25	Dec. 1998	Dec. 2028	USD	250.0
6.875	Oct. 1999	Oct. 2034	GBP	100.0
8.683	Dec. 2002	Dec. 2012	USD	75.0
4.625	June 2003	June 2013	USD	750.0
5.125	Mar. 2004	Mar. 2014	USD	500.0
3.75	Oct. 2005	Oct. 2015	EUR	750.0
5.5	Nov. 2006	Nov. 2016	USD	1,000.0
5.125	Mar. 2009	Mar. 2019	USD	1,500.0
4.625	Mar. 2010	Mar. 2020	EUR	1,500.0
0.5+LIBORUSD03	Apr. 2010	Apr. 2012	USD	200.0
1.57	Mar. 2011	Mar. 2012	USD	124.0
1.599	July. 2011	July. 2012	USD	400.0
4.00	June 2012	June 2022	USD	1,500.0

Source: Ministry of Finance.

State of Israel Bonds
(Issued Through Development Corporation for Israel)

Issues	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2011 (in millions)
LIBOR (Notes) Issues(d)(e)
4th Variable Rate Libor Notes	Libor + 0.4%	Jan. 2005 – June 2005	Jan. 2012 – June 2012	USD	42.15
SOI Jerusalem F/R LIBOR Notes	Libor + 0.2%	Jul. 2005 – Dec. 2005	Jul. 2012 – Dec. 2012	USD	15.80
Development Issues
7th Amended CIB	4	Jan. 1997 – Feb. 2006	Jan. 2012 – Feb. 2021	USD	64.73
Amended Registered Savings	4	Jun.1997 – Feb. 2006	Jun. 2012 – Feb. 2021	USD	0.22
7th Amended Int'l Savings	4	Jan. 1997 – Feb. 2006	Jan. 2012 – Feb. 2021	USD	32.23
Savings	4	Jan. 1997 – Feb. 2006	Jan. 2012 – Feb. 2021	USD	68.65
Zero Coupon Issues
7th	6.8	Jan. 2002	Jan. 2012	USD	11.37
8th	4.25 – 7.00	Feb. 2002 – Mar. 2006	Feb. 2012 – Mar. 2016	USD	843.56
Jubilee
2nd 10 Year	6.50 – 6.55	Jan. 2002 – Mar. 2002	Jan. 2012 – Mar. 2012	USD	28.02
3rd 10 Year	4.15 – 6.80	Mar. 2002 – Aug. 2005	Mar. 2012 – Aug. 2015	USD	1,025.27
3rd 10 Year Amended	4.55 – 5.35	Aug. 2005 – Mar. 2006	Aug. 2015 – Mar. 2016	USD	17.09
4th 5 Year	4.6	Jan. 2007	Jan. 2012	USD	0.93
4th 7 Year	5.15 – 5.75	Mar. 2006 – Oct. 2006	Mar. 2013 – Oct. 2013	USD	9.03
4th 10 Year	4.70 – 5.90	Mar. 2006 – Jan .2007	Mar. 2016 – Jan. 2017	USD	45.95
5th 3 Year	1.04	Jan. 2009	Jan. 2012	USD	2.14
5th 5 Year	1.76 – 5.34	Jan. 2007 – Jan. 2009	Jan. 2012 – Jan. 2014	USD	185.21
5th 10 Year	4.79 – 5.5	Jan. 2007 – Jul. 2007	Jan. 2017 – Jul. 2017	USD	11.55
6th 2 Year	0.65 – 1.78	Jan. 2010 – Jul. 2010	Jan. 2012 – Jul. 2012	USD	146.88
6th 3 Year	0.85 – 2.76	Jan. 2009 – Dec. 2010	Jan. 2012 – Dec. 2013	USD	532.54
6th 5 Year	1.42 – 4.25	Jan. 2009 – Dec. 2010	Jan. 2014 – Dec. 2015	USD	480.25
6th 10 Year	2.85 – 3.80	Aug. 2010 – Dec. 2010	Aug. 2020 – Dec. 2020	USD	28.55
3 Year (Fixed Rate)	2.35 – 2.92	Jan. 2009 – Mar. 2010	Jan. 2012 – Mar. 2013	USD	2.00
7th Jubilee Fix. 2 Year	0.88 – 1.56	Jan. 2011 – Jan. 2012	Jan. 2013 – Jan. 2014	USD	126.29
7th Jubilee Fix. 3 Year	1.08 – 2.05	Jan. 2011 – Jan. 2012	Jan. 2014 – Jan. 2015	USD	46.93
7th Jubilee Fix. 5 Year	1.92 – 3.27	Jan. 2011 – Jan. 2012	Jan. 2016 – Jan. 2017	USD	111.44
7th Jubilee Fix. 10 Year	3.14 – 4.50	Jan. 2011 – Jan. 2012	Jan. 2021 – Jan. 2022	USD	137.11
6th 2 Year Maccabee	0.46 – 1.63	Jan. 2010 – Dec. 2010	Jan. 2012 – Dec. 2012	USD	8.96
6th 3 Year Maccabee	0.70 – 2.56	Jan. 2009 – Dec. 2010	Jan. 2012 – Dec. 2013	USD	36.53
6th 5 Year Maccabee	1.27 – 4.05	Jan. 2009 – Dec. 2010	Jan. 2014 – Dec. 2015	USD	46.04
7th Maccabee Fix. 2 Year	0.68 – 1.32	Jan. 2011 – Dec. 2011	Jan. 2013 – Dec. 2013	USD	5.25
7th Maccabee Fix. 3 Year	0.88 – 1.85	Jan. 2011 – Dec. 2011	Jan. 2014 – Dec. 2014	USD	5.27
7th Maccabee Fix. 5 Year	1.72 – 3.07	Jan. 2011 – Dec. 2011	Jan. 2016 – Dec. 2016	USD	19.47

Issues	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2011 (in millions)
Savings Bonds
5 Year Savings (Mazel Tov)	4.56 – 5.22	Jan. 2007	Jan. 2012	USD	1.35
10 Year Savings	4.76 – 6.05	Mar. 2006 – Jan. 2007	Mar. 2016 – Jan. 2017	USD	37.53
2nd 3 Year Savings	4.51 – 5.28	Jan. 2009	Jan. 2012	USD	0.70
2nd 5 Year Saving (Mazel tov)	3.41 – 4.86	Feb. 2007 – Jan. 2009	Feb. 2012 – Jan. 2014	USD	51.52
2nd 10 Year Saving	4.91 – 5.62	Jan. 2007 – Jul. 2007	Jan. 2017 – Jul .2017	USD	13.50
2nd 10 Year Saving (Mazel Tov)	4.71 – 5.07	Feb. 2007 – Jul. 2007	Feb .2017 – Jul. 2017	USD	1.38
3rd 3 Year Sabra Saving	0.67 – 2.46	Jan. 2009 – Dec. 2010	Jan. 2012 – Dec. 2013	USD	43.49
3rd 5 Year Saving (Mazel Tov)	1.33 – 2.99	Feb. 2009 – Dec. 2010	Feb. 2014 – Dec. 2015	USD	28.86
1st 3 Year Reinvestment Saving	1.52 – 2.44	Jul .2009 – Jan. 2010	Jul. 2012 – Jan. 2013	USD	9.54
2nd 3 Year Reinvestment Saving	.90 – 1.77	Jan. 2011 – Jan. 2012	Jan. 2014 – Jan. 2015	USD	2.72
4th 5 Year (Mazel Tov)	1.50 – 2.54	Jan. 2011 – Feb. 2012	Jan. 2016 – Jan. 2017	USD	13.58
4th 3 Year Sabra Saving	0.90 – 1.77	Jan. 2011 – Jan. 2012	Jan. 2014 – Jan. 2015	USD	12.32
5 Year Savings	4.56 – 5.22	Jan. 2007	Jan. 2012	USD	0.12
LIBOR Floating Rate Issues(c)
4th	Libor+ .6% – .75%	Jan. 2002 – May 2005	Jan. 2012 – May 2015	USD	186.68
5th	Libor+ .3% – .6%	Jun. 2005 – Mar. 2006	Jun. 2015 – Mar. 2016	USD	86.03
6th 10 Year	Libor+ .1% – .2%	Mar. 2006 – Jan. 2007	Mar. 2016 – Jan. 2017	USD	27.70
7th 5 Year	Libor + 1.15% – 0.1%	Jan. 2007	Jan. 2012	USD	70.63
7th 10 Year	Libor+ 0.15% – 0.1%	Jan. 2007 – July 2007	Jan. 2017 – July 2017	USD	6.43
8th 2 Year	Libor+.40	Jan. 2010	Jan. 2012	USD	3.23
8th 2 Year Financing	Libor+.40	Feb. 2010 – Mar .2010	Feb. 2012 – Mar. 2012	USD	13.25
8th 3 Year	Libor+ .65% – .95%	Jan. 2009 – Dec. 2009	Jan. 2012 – Dec. 2012	USD	74.78
8th 3 Year Financing	Libor+ .4% – .95%	Jan .2009 – Dec. 2009	Jan. 2012 – Dec. 2012	USD	97.85
8th 5 Year	Libor+ 0 – 1.5%	Aug. 2009 – Feb. 2010	Aug. 2014 – Feb. 2015	USD	105.18
9th 2 Year	Libor+ .20% – .55%	Jun. 2010 – Jul. 2010	Jun. 2012 – Jul. 2012	USD	56.25
9th 2 Year Financing	Libor + .50% – .55%	Mar. 2010 – June 2010	Mar. 2012 – June 2012	USD	45.77
9th 3 Year	Libor+ .30% – .60%	Jul. 2010 – Nov. 2010	Jul. 2013 – Nov. 2013	USD	79.12
9th 3 Year Financing	Libor+ .30% – .50%	Dec. 2010	Dec. 2013	USD	22.08
9th 5 Year	Libor+ .35% – .65%	Jun. 2010 – Nov. 2010	Jun. 2015 – Nov. 2015	USD	20.58
10th 2 Year	Libor+ .50% – 1.05%	Jan. 2011 – Jan. 2012	Jan. 2013 – Jan. 2014	USD	93.66
10th 2 Year Financing	Libor+ .50% – 1.10%	Jan. 2011 – Jan. 2012	Jan. 2013 – Jan. 2014	USD	98.84
10th 3 Year	Libor+ .55% – 1.10%	Jan. 2011 – Jan. 2012	Jan. 2014 – Jan. 2015	USD	41.49

Issues	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2011 (in millions)
10th 3 Year Financing	Libor+ .55% – 1.15%	Jan. 2011 – Dec. 2011	Jan. 2014 – Dec. 2014	USD	3.63
10th 5 Year	Libor+ .60% – 1.15%	Jan. 2011 – Jan. 2012	Jan. 2016 – Jan. 2017	USD	38.90
Canadian Issues
2nd Floating Rate	(a)	Feb. 2003 – Apr. 2006	Feb. 2015 – Apr. 2018	CAD	10.02
Zero Coupon Bond	6.15 – 7.45	Jan. 2002 – Nov. 2004	Jan. 2012 – Nov. 2014	CAD	66.19
2nd Zero Coupon Bond	4.3 – 5.60	Nov. 2004 – May. 2006	Nov. 2014 – May. 2016	CAD	16.29
1st Canadian Zero Savings 5 Year	4.15 – 4.6	Jan. 2007	Jan. 2012	CAD	0.38
1st Canadian Zero Savings 10 Year	4.3 – 5.4	May 2006 – Jan. 2007	May 2016 – Jan. 2017	CAD	2.44
1st Canadian Jubilee 5 Year	4.0	Jan .2007	Jan. 2012	CAD	0.32
2nd Canadian Savings 5 Year	3.95 – 4.76	Feb. 2007 – Jan. 2009	Feb. 2012 – Jan. 2014	CAD	10.26
2nd Canadian Savings 10 Year	4.27 – 5.27	Jan. 2007 – July 2007	Jan. 2017 – July 2017	CAD	1.28
2nd Canadian Jubilee 5 Year	4.10 – 4.90	Jan. 2007 – Jan. 2009	Jan. 2012 – Jan. 2014	CAD	24.36
3rd Canadian Sabra Savings 3 Year	2.00 – 3.22	Jan. 2009 – Dec. 2010	Jan. 2012 – Dec. 2013	CAD	9.05
4th Canadian Sabra Savings 1 year	1.64	Jan. 2011	Jan. 2012	CAD	0.06
4th Canadian Sabra Savings 3 year	1.68 – 3.04	Jan. 2011 – Jan. 2012	Jan. 2014 – Jan. 2015	CAD	3.57
3rd Canadian Mazal Tov 5 Year	2.1 – 3.31	Feb. 2009 – Dec. 2010	Feb. 2014 – Dec. 2015	CAD	5.91
4th Canadian Mazal Tov Savings	2.05 – 3.12	Jan. 2011 – Feb. 2012	Jan. 2016 – Feb. 2012	CAD	2.66
3rd Canadian Maccabee 2 Year	1.40 – 2.41	Jan. 2010 – Dec. 2010	Jan 2014 – Dec. 2014	CAD	2.43
3rd Canadian Maccabee 3 Year	1.86 – 3.26	Jan. 2009 – Dec. 2010	Jan. 2012 – Dec .2013	CAD	4.95
3rd Canadian Maccabee 5 Year	2.24 – 4.39	Jan. 2009 – Dec. 2010	Jan. 2014 – Dec. 2015	CAD	6.00
3rd Canadian Jubilee 2 Year	1.43 – 2.51	Jan. 2010 – July 2010	Jan. 2012 – July. 2012	CAD	21.57
3rd Canadian Jubilee 3 Year	2.06 – 3.36	Jan. 2009 – Dec. 2010	Jan. 2012 – Dec. 2013	CAD	49.92
3rd Canadian Jubilee 5 Year	2.37 – 4.51	Jan. 2009 – Dec. 2010	Jan. 2014 – Dec. 2015	CAD	62.42
3rd Canadian Jubilee 10 Year	3.35 – 4.00	Aug. 2010 – Dec. 2010	Aug. 2020 – Dec. 2020	CAD	1.04
4th Canadian Maccabee Fix. 1 year	1.65	Jan. 2011	Jan. 2012	CAD	0.06
4th Canadian Maccabee Fix. 2 year	1.60 – 2.61	Jan. 2011 – Jan. 2012	Jan. 2013 – Jan. 2014	CAD	1.98
4th Canadian Maccabee Fix. 3 year	1.81 – 3.03	Jan. 2011 – Jan. 2012	Jan. 2014 – Jan. 2015	CAD	1.56
4th Canadian Maccabee Fix. 5 year	2.30 – 3.75	Jan. 2011 – Jan. 2012	Jan. 2016 – Jan. 2017	CAD	2.72
4th Canadian Jubilee Fix. 2 Year	1.75 – 2.76	Jan. 2011 – Jan. 2012	Jan. 2013 – Jan. 2014	CAD	14.03

Issues	Interest Rate (%)		Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2011 (in millions)
4th Canadian Jubilee Fix. 3 Year	1.96 – 3.18		Jan. 2011 – Jan. 2012	Jan. 2014 – Jan. 2015	CAD	15.95
4th Canadian Jubilee Fix. 3 Year	2.45 – 3.90		Jan. 2011 – Jan. 2012	Jan. 2016 – Jan. 2017	CAD	14.67
4th Canadian Jubilee Fix. 10 Year	3.53 – 4.61		Jan. 2011 – Jan. 2012	Jan. 2021 – Jan. 2022	CAD	11.92
Euro Bonds
Euro Savings 10 Year Bond	4.25 – 4.7		Oct. 2006 – Jan. 2007	Oct. 2016 – Jan. 2017	EUR	0.04
Euro Libor Floating Rate Bond 7 Year	Euribor+ .056% – .195%(b)		July 2006 – Jan. 2007	July 2013 – Jan. 2014	EUR	0.12
2nd Euro Savings Bond 10 Year	4.45 – 5.25		Jan. 2007 – July 2007	Jan. 2017 – July 2017	EUR	0.22
2nd Euro Savings Bond 5 Year	1.51 – 2.95		Jan. 2011 – Feb. 2012	Jan. 2016 – Feb. 2017	EUR	0.05
2nd Euro Libor Floating Bond 7 Year	Euribor+.1%(b)		Mar. 2007 – Jun. 2007	Mar. 2014 – Jun. 2014	EUR	0.06
3rd Euro Savings Bond 3 Year	2.26 – 3.97		Jan. 2009 – July 2009	Jan. 2012 – July 2012	EUR	16.02
3rd Euro Libor Floating Bond 3 Year	Euribor+ .1% – .9%(b)		Jan. 2009 – May. 2009	Jan. 2012 – May. 2012	EUR	0.60
4th Euro Savings Bond 2 Year	1.61 – 2.01		Jan. 2010 – Mar. 2010	Jan. 2012 – Mar. 2012	EUR	1.45
4th Euro Savings Bond 3 Year	2.26 – 3.97		July 2009 – Mar. 2010	July 2012 – Mar. 2013	EUR	18.81
4th Euro Libor Floating Bond 2 Year	Euribor+ .50% – .52%(b)		Jan. 2010 – Mar. 2010	Jan. 2012 – Mar. 2012	EUR	3.84
4th Euro Libor Floating Bond 3 Year	Eurbor+ .1% – .9%(b)		Aug. 2009 – Mar. 2010	Aug. 2012 – Mar. 2013	EUR	1.51
5th Amended Euro 2 Year	1.44		Dec. 2010	Dec. 2012	EUR	1.00
5th Euro Savings Bond 2 Year	.90 – 1.64		Mar. 2010 – Dec. 2010	Mar. 2012 – Dec. 2012	EUR	6.99
5th Euro Savings Bond 3 Year	1.31 – 2.18		Mar. 2010 – Dec. 2010	Mar. 2013 – Dec. 2013	EUR	8.57
5th Euro Libor Floating Bond 2 Year	Euribor+ .40 – .55	(b)	Apr. 2010 – Dec. 2010	Apr. 2012 – Dec. 2012	EUR	14.57
5th Euro Libor Floating Bond 3 Year	Euribor+ .45 – .65	(b)	Apr. 2010 – Dec. 2010	Apr. 2013 – Dec. 2013	EUR	1.85
6th Euro Savings Bond 1 Year	1.00		Jan. 2011 – Jan. 2012	Jan. 2012 – Jan. 2013	EUR	0.11
6th Euro Savings Bond 2 Year	1.29 – 2.54		Jan. 2011 – Jan. 2012	Jan. 2013 – Jan. 2014	EUR	7.00
6th Euro Savings Bond 3 Year	1.58 – 2.91		Jan. 2011 – Jan. 2012	Jan. 2014 – Jan. 2015	EUR	5.28
6th Euro Libor Floating Bond 2 Year	Euribor+ .50% – 1.05%(b)		Jan. 2011 – Jan. 2012	Jan. 2013 – Jan. 2014	EUR	4.02
6th Euro Lobor Floating Bond 3 Year	Euribor+ .55% – 1.1%(b)		Jan. 2011 – Jan. 2012	Jan. 2014 – Jan. 2015	EUR	3.22
1st Euro Mazel Tov 5 Year	1.42 – 2.30		July 2010 – Dec . 2010	July 2015 – Dec. 2015	EUR	0.06

Issues	Interest Rate (%)	Issue Date	Maturity	Currency	Outstanding Amount as of December 31, 2011 (in millions)
Sterling Bonds
1st Jubilee 2 Year	1.23 – 1.40	June 2010 – July. 2010	June 2012 – Jul. 2012	GBP	0.17
Euro Mazel Tov 5 Year	2.01 – 2.86	July. 2010 – Nov. 2010	July. 2015 – Nov. 2015	GBP	0.05
1st Savings Bond 2 Year	1.30 – 1.75	May 2010 – Oct .2010	May 2012 – Oct. 2012	GBP	0.32
2nd Amended GBP 1 Year	1.00	Jan. 2011	Jan. 2012	GBP	0.00
2nd Amended GBP 2 Year	1.54 – 2.40	Jan. 2011 – Jan. 2012	Jan. 2013 – Jan. 2014	GBP	1.02
2nd Amended GBP Fix. 2 Year	1.44 – 1.94	Jan. 2011 – Jan. 2012	Jan. 2013 – Jan. 2014	GBP	1.61
2nd Amended GBP Sav. 5 Year	1.64 – 3.00	Jan. 2011 – Feb. 2012	Jan. 2016 – Jan. 2017	GBP	0.05
Institutional Reinvestment Bonds
5 Year Fixed Rate	3.61 – 3.80	Sep. 2008 – Sep. 2008	Sep. 2013 – Sep. 2013	USD	43.50
Institutional Bonds
3 Year Floating Rate	Libor+ 0% – 9%	Jan. 2009 – Jan. 2010	Jan. 2012 – Jan. 2013	USD	18.70
5 Year Floating Rate	Libor+ 1.0% – 1.2%	Jan. 2009 – Jan. 2010	Jan. 2014 – Jan. 2015	USD	12.80
3 Year Jubilee	2.43 – 2.92	Jan. 2009 – July 2009	Jan. 2012 – July 2012	USD	63.10
5 Year Jubilee	3.44 – 4.49	Feb. 2009 – July 2009	Feb. 2014 – July 2014	USD	20.00
2nd Canadian Institutional Fix. 3 Year	3.1	Jan. 2011 – Jan. 2012	Jan. 2014 – Jan. 2015	CAD	1.00
2nd Canadian Institutional Fix. 5 Year	2.55 – 3.60	Jan. 2011 – Jan. 2012	Jan. 2016 – Jan. 2017	CAD	1.25
2nd 2 Year Floating Rate	Libor	Sept. 2010	Sept. 2012	USD	8.00
2nd 3 Year Floating Rate	Libor+ .40% – .75%	Apr. 2010 – Aug. 2010	Apr. 2013 – Aug.2013	USD	48.30
2nd 3 Year Jubilee	.95 – 2.31	Mar. 2010 – Jan. 2011	Mar. 2013 – Jan. 2014	USD	22.10
2nd 5 Year Jubilee	2.38 – 3.15	Mar. 2010 – July 2010	Mar. 2015 – July 2015	USD	16.00
3rd 3 Year Floating Rate	Libor+ .75% – 1.3%	Jan. 2011 – Dec. 2011	Jan. 2014 – Dec. 2014	USD	57.30
3rd 5 Year Floating Rate	Libor+ .80% – 1.35%	Jan. 2011 – Dec. 2011	Jan. 2016 – Dec. 2016	USD	0.00
3rd 3 Year Jubilee	1.28 – 2.25	Jan. 2011 – Dec. 2011	Jan. 2014 – Dec. 2014	USD	47.20
3rd 5 Year Jubilee	2.12 – 3.47	Jan. 2011 – Dec. 2011	Jan. 2016 – Dec. 2016	USD	16.40

(a)	Interest rate equals Canadian Prime minus 0.75% basis points.
(b)	The Euribor rate for six months is rounded upward to 1/100%.
(c)	The LIBOR rate for six months is rounded upward to 1/16%.
(d)	All notes pay interest semiannually on June 30 and December 31.
(e)	The LIBOR rate for six months is rounded upward to 1/16%.

Source: Ministry of Finance.

Balances of the Government’s Foreign Currency Debt by Currency
(as of December 31, 2011)

Total (in USD millions)
United States Dollars (USD)	24,553
Euro (EUR)	4,022
Canadian Dollar (CAD)	416
Swiss Francs (CHF)	15
British Pound Sterling (GBP)	161

Source: Ministry of Finance.

Tradable Local Currency Direct Debt of the Government of Israel

Serial No.	Serial Name	Interest Rate	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2011 (In Millions of NIS)
Floating Rate Loans
1106970	Israel Government FRN	()	09/04/2007	31/08/2017	15,372.9
1116193		()	12/07/2009	31/05/2020	16,187.6
Fixed Rate Loans
9268137	Shahar	10.0	26/06/2002	31/05/2012	9,047.9
9268236		7.5	22/04/2004	31/03/2014	15,965.2
9268335		6.5	02/06/2006	31/01/2016	9,915.5
1099456	Israel Government Fixed	6.25	11/06/2006	30/10/2026	13,873.4
1107788		5.0	11/12/2007	31/03/2013	16,191.5
1101575		5.5	26/02/2007	28/02/2017	17,146.4
1123272		5.5	04/04/2011	31/01/2022	9,151.1
1110907		6.0	06/10/2008	28/02/2019	16,991.2
1122019		4.25	01/10/2011	31/08/2016	11,311.9
11127720		3.5	02/08/2010	30/09/2013	12,741.3
1124486		3.5	09/05/2011	31/08/2014	4,802.9
1112887		4.0	12/01/2008	31/03/2012	12,460.3
1114297		4.5	06/08/2009	30/01/2015	13,325.7
1115773		5.0	11/02/2009	31/01/2020	13,075.5
1125418	Israel Government T-Bills	0	11/07/2011	18/01/2012	3,214.5
1124676		0	10/10/2011	18/04/2012	5,512.8
CPI-linked Loans
9542739	Galil	CPI + 4.00	06/01/1997	30/06/2012	3,283.4
9547035		CPI + 5.00	24/11/1998	31/10/2013	3,176.9
9547134		CPI + 5.00	29/11/1999	31/10/2014	977.4
1119338		CPI + 0.5	06/01/2010	30/06/2013	10,116.7
1124056		CPI + 2.75	07/06/2011	30/09/2022	4,875.0
9547233		CPI + 5.00	23/05/2000	30/04/2015	11,981.0
9548132		CPI + 5.00	09/02/2002	31/08/2012	11,763.8
9590332		CPI + 4.00	19/08/2001	31/07/2021	15,100.2
9590431		CPI + 4.00	23/08/2004	31/07/2024	9,645.3
1097708	Israel Government CPI Linked	CPI + 4.00	26/06/2006	31/05/2036	14,587.1

Serial No.	Serial Name	Interest Rate	Issue Date DD/MM/YYYY	Maturity DD/MM/YYYY	Outstanding Amount on December 31, 2011 (In Millions of NIS)
1120583		CPI + 2.75	09/06/2010	31/08/2041	5,191.8
1108927		CPI + 3.5	01/07/2008	30/04/2018	15,241.0
1113646		CPI + 1.5	04/06/2009	30/06/2014	14,743.7
1114750		CPI + 3.0	08/03/2009	31/10/2019	10,681.7

(1)	Annual interest rate equals weighted average of yields to maturity of Makam with 3 to 12 months maturity.
(2)	Annual interest rate equals yields to maturity of Makam with 12 months maturity.

Source: Ministry of Finance.

Non-Tradable Local Currency Direct Debt of the Government of Israel

Series Name	Interest Rate	Issue Date	Date of Maturity	Outstanding Amount on December 31, 2011 (In Millions)
CPI-Linked Loans
Hertz	CPI + 4% – 6.2%	1967 – 2008	2011 – 2031	40,574
Meron	CPI + 5.5%	1987 – 2003	2011 – 2023	61,803
Arad	CPI + 4.8%	1995 – 2011	2011 – 2026	30,779

Source: Ministry of Finance.

Various Loans of the Government of Israel

Name	Interest Rate	Issue Date	Date of Maturity		Outstanding Amount on December 31, 2011 (in millions of NIS)
Emissions and Funds(1)	2% – 6%	1984 – 2004		(2)	NIS 8,328
Compulsory Bonds	N/A	N/A	N/A		86

(1)	The funds and emissions include mostly deposits at the Accountant General’s Office made by financial institutions and other entities.
(2)	Most of these amounts were deposited for 17 years and are re-financed. Some of the depositing entities are able to withdraw their funds at any time and some of the deposits (those referred to as “emissions”) have an established maturity date.

Source: Ministry of Finance.

Balances of the Government’s Foreign Currency Debt by Currency
(as of December 31, 2011)

Total (in USD Millions)
United States Dollars (USD)	24,553
Euro (EUR)	4,022
Canadian Dollar (CAD)	416
Swiss Francs (CHF)	15
British Pound Sterling (GBP)	161

Source: Ministry of Finance.